02045036

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: June 25, 2002

JAMES HARDIE INDUSTRIES N.V.

4th Level, Atrium, Unit 04-07, Strawinskylaan 3077, 1077 ZX Amsterdam, The Netherlands

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

The exhibit attached to this Form 6-K contains forward-looking statements. Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should," "aim" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements, including risks associated with the failure to obtain necessary governmental or regulatory approvals and /or changing conditions in the marketplace. Other factors, which are further discussed in our periodic reports filed with the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

SIGNATURES

Pursuant to the requirements of the Security Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

James Hardie Industries N.V.

Date: June 25, 2002

Peter Shafron
General Counsel and Secretary

Exhibit Index

Exhibit No.	Description
99.1	Letter to The Manager – Company Announcements Office of the Australian Stock Exchange Limited dated June 14, 2002, regarding "James Hardie Industries NV – Annual Report and Notice of Meetings" from AT Kneeshaw, Manager Secretarial Services of James Hardie Industries N.V.
99.2	Letter to the Shareholder dated June 11, 2002, from AG McGregor, Chairman of James Hardie Industries N.V.
99.3	James Hardie Industries N.V. "Notice of Meetings" for July 2002.
99.4	James Hardie Industries N.V. "Direction Form" with respect to Annual General Meeting being held on July 19, 2002.
99.5	"Financial Statements for the year ended March 31, 2002 – James Hardie Industries N.V. (formerly RCI Netherlands Holdings B.V.) Amsterdam".
99.6	"Annual Report James Hardie 2002"

EXHIBIT 99.1

James Hardie

James Hardie Industries N.V.
ARBN 097 829 895
Incorporated in The Netherlands
The liability of members is limited

Level 3, 22 Pitt Street
SYDNEY NSW Australia

Telephone: (02) 8274 5274
Fax: (02) 8274 5217

GPO Box 3935
Sydney NSW 2001 Australia

14 June 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

James Hardie Industries NV – Annual Report and Notice of Meetings

We enclose a copy of the audited accounts of James Hardie Industries N.V. (***JHI NV***) which will be lodged with the Australian Securities and Investments Commission under section 601CK(1) of the *Corporations Act 2001* in accordance with Listing Rule 4.5. We also enclose 2 copies of the James Hardie Annual Report 2002 in accordance with Listing Rule 15.4.

Also enclosed are single copies of the following documents which, together with the Annual Report, will be dispatched to JHI NV shareholders and holders of CHESS Units of Foreign Securities (***CUFS***) in JHI NV today:

- Notice of Annual General Meeting and Annual Information Meeting;
- Direction Form (for completion by CUFS holders in order to direct CHESS Depositary Nominees Pty Limited, being the legal owner of the JHI NV shares underlying the CUFS, to vote on their behalf at the Annual General Meeting of JHI NV in Amsterdam);
- Letter from the Chairman dated 11 June 2002.

These three documents, along with the Annual Report, are provided to the ASX in accordance with Listing Rule 3.17.

Yours faithfully

AT Kneeshaw
Manager Secretarial Services

James Hardie

EXHIBIT 99.2

11 June 2002

James Hardie Industries N.V.
ARBN 097 829 895
Incorporated in The Netherlands.
The liability of members is limited.

Level 3, 22 Pitt Street
Sydney NSW 2000 Australia

Telephone: +612 8274 5274
Fax: +612 8274 5217

GPO Box 3935
Sydney NSW 2001 Australia

Dear Shareholder

The fiscal year ended March 2002 has been an exciting and successful one for James Hardie. On 16 May 2002 your Board announced a new dividend and capital management strategy for the Company. This new strategy supports our focused and high growth fibre cement business and was developed following the sale of the Company's US-based gypsum assets in April 2002 for US$345 million. The sale of these assets occurred at a 30% premium to book value.

The new capital management strategy envisages:

- making a US 20 cents per share tax free return of capital to all Shareholders,
- making a dividend payment of US 5 cents per share,
- repaying debt to reduce average gearing to around 40%,
- retaining funds for growth projects.

The Company will then have a capital structure with debt levels that are appropriate for its growth orientation and at the same time retain sufficient funds to pursue growth projects in the near-term.

The Company has established a new dividend policy as part of its more active approach to capital management. Future dividends are projected at around US 5 cents per share per annum. If and when appropriate, the Board will also consider other capital management options including share buy backs for returning surplus capital to Shareholders.

Shareholders will be asked to approve changes in capitalisation at the Company's AGM in July, including the return of capital. After approval by Shareholders, the law requires a two month notice period and court approval before the Company can announce the record date and payment date for the capital return.

If the changes to the capitalisation of the Company are approved, Shareholders will receive US 20 cents per share withholding tax-free capital return as well as a US 5 cents per share dividend. CUFS holders will receive payment in equivalent Australian dollars. It is expected that Shareholders will be paid the capital return and dividend in November 2002. This will bring total returns to Shareholders since December 2001 to US 30 cents per share. Directors will consider declaring an interim dividend in line with the Company's new capital management strategy at the November Board meeting.

More details on the capital management strategy are contained in the accompanying notice of Australian Information Meeting and Annual General Meeting and in James Hardie's Annual Report and on the Company's website at www.jameshardie.com

Yours faithfully

AG McGregor
Chairman

James Hardie

EXHIBIT 99.3

James Hardie Industries N.V.
ARBN 097 829 895

Incorporated in The Netherlands
with corporate seat in Amsterdam.
The liability of members is limited.

Notice of Meetings

The 2002 Annual Information Meeting of CUFS holders of James Hardie Industries N.V. will be held in the Ballroom at the Four Seasons Hotel, 199 George Street, Sydney NSW, Australia at 11am Australian Eastern Standard Time (AEST) on 16 July 2002.

The Annual Information Meeting of James Hardie Industries N.V. (the Company) has been called to enable CUFS holders to attend a meeting together in Australia to review items of business and other matters that will be considered and voted on at the subsequent Annual General Meeting in The Netherlands. There will be an address by the Chairman on behalf of the Joint Board to the Information Meeting and CUFS holders will be entitled to question the Chairman and the Joint Board in a manner consistent with the conduct of an Annual General Meeting.

At the Information Meeting in Sydney, CUFS holders will be able to lodge Direction Forms specifying the manner in which the legal owner of the underlying shares shall vote on their behalf at the Annual General Meeting.

The Annual General Meeting of Shareholders of the Company will be held in Orange Room 5, Amsterdam Hilton Hotel, Apollolaan 138, 1077 BG Amsterdam, The Netherlands at 8am Central Europe Time (CET) on 19 July 2002.

BUSINESS OF ANNUAL GENERAL MEETING

1. Reports and accounts for the year ended 31 March 2002

To receive and consider the annual report prepared by the Managing Board.

To receive and consider the annual accounts for the year ended 31 March 2002 and, if thought fit, pass the following resolution as an ordinary resolution:

> **That** the annual accounts of the Company for the financial year ended 31 March 2002 be received and adopted and published in the English language.

The attached Explanatory Notes set out details of where copies of the annual accounts are available for inspection.

2. Election of members of the Supervisory Board

To consider and, if thought fit, pass the following resolutions as ordinary resolutions:

a) **That** Mr MR Brown, being a member of the Supervisory Board, who would otherwise retire immediately following this Annual General Meeting, and having been nominated for re-election by the Joint Board in accordance with Article 22.4 of the Company's Articles of Association, be appointed as a member of the Supervisory Board of the Company.

b) **That** Dr GJ Clark, having been nominated by the Joint Board in accordance with Article 22.4 of the Company's Articles of Association be appointed as a member of the Supervisory Board of the Company.

c) **That** Mr JRH Loudon, having been nominated by the Joint Board in accordance with Article 22.4 of the Company's Articles of Association be appointed as a member of the Supervisory Board of the Company.

Brief resumes of Mr Brown, Dr Clark and Mr Loudon are set out in the attached Explanatory Notes.

3. Remuneration of members of the Supervisory Board

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

> **That** the maximum remuneration payable to members of the Supervisory Board pursuant to Article 25 of the Company's Articles of Association be increased to an aggregate amount of USD 650,000 per annum.

An explanation of the background and reasons for the proposed resolution is set out in the attached Explanatory Notes.

4. Peter Donald Macdonald 2002 Share Option Plan

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

> **That** the Annual General Meeting approves the issue of 1,950,000 options over unissued ordinary shares in the Company to the Chief Executive Officer, Mr Peter Donald Macdonald, on the terms set out in the Explanatory Notes accompanying the Notice of Meetings convening this meeting.

An explanation of the background and reasons for the proposed resolution is set out in the attached Explanatory Notes.

5. Supervisory Board Share Plan

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

> **That** the Annual General Meeting approves the issue of ordinary shares in the Company to the members of the Supervisory Board on the terms set out in the Explanatory Notes accompanying the Notice of Meetings convening this meeting.

An explanation of the background and reasons for the proposed resolution is set out in the attached Explanatory Notes.

6. Amendments to the Articles of Association

To consider and, if thought fit, pass the following resolution as a special resolution:

> **That** the Articles of Association be amended to have the effect as set out in the Explanatory Notes accompanying this Notice of Meetings:
>
> (i) by the insertion of substantial holding disclosure provisions;
>
> (ii) to allow a single member of the Company's Managing, Joint or Supervisory Boards to convene a General Meeting;
>
> (iii) to allocate certain powers of the Joint Board to the Supervisory Board; and
>
> (iv) to authorise the Managing Board to fix a record date for determining who shall be authorised to exercise voting rights on shares or have the right to attend Shareholders' meetings.

The attached Explanatory Notes explain the proposed changes to the Articles of Association, and set out details as to where copies of the proposed revised Articles (both the official Dutch version and unofficial English translation) are available for inspection.

7. Renewal of authority for acquisition by the Company of its own shares

To consider and, if thought fit, pass the following resolution as a special resolution:

> **That** the Managing Board be irrevocably authorised to cause the Company to acquire shares in the capital of the Company for valuable consideration within the price range as set out in the Explanatory Notes for an eighteen (18) month period, whether as an on or off financial market purchase and up to the maximum number of shares as permitted by Dutch law.

An explanation of the background and reasons for the proposed resolution and the applicable price range in relation to the repurchase are set out in the attached Explanatory Notes.

8. Increase in nominal value of shares and conversion of share premium; amendment to Articles of Association

To consider, and if thought fit, pass the following resolution as a special resolution:

> **That** subject to the passing of resolution 9 to be considered at this Annual General Meeting:
>
> (a) the Articles of Association be amended to increase the nominal value of each share comprised in the Company's share capital on the terms set out in the Explanatory Notes accompanying this Notice of Meetings; and
>
> (b) the share premium reserve of the Company be debited with the aggregate amount of such increase on the terms set out in the Explanatory Notes accompanying this Notice of Meetings,
>
> with both paragraphs to take effect, following the receipt of approval of the Dutch Ministry of Justice in respect of the amendment to the Articles of Association as referred to under (a) above, when the amendment is executed before a Dutch notary.

An explanation of the background and reasons for the proposed resolution is set out in the attached Explanatory Notes. The Explanatory Notes also provide details as to where copies of the proposed amendments to the Articles of Association (both the official Dutch version and unofficial English translation) are available for inspection.

9. Reduction of capital; amendment to Articles of Association

To consider, and if thought fit, pass the following resolution as a special resolution:

> **That** subject to the passing of resolution 8 to be considered at this Annual General Meeting:
>
> (a) the capital of the Company be reduced under a cash return of capital by reducing the nominal value of each share comprised in the Company's capital on the terms set out in the Explanatory Notes accompanying this Notice of Meetings; and
>
> (b) the Articles of Association be amended to decrease the nominal value of each share comprised in the Company's share capital on the terms set out in the Explanatory Notes accompanying this Notice of Meetings,
>
> with both paragraphs to take effect, following the receipt of approval of the Dutch Ministry of Justice in respect of the amendment to the Articles of Association as referred to under (b) above, after resolution 8 becomes effective and when the amendment is executed before a Dutch notary.

An explanation of the background and reasons for the proposed resolution is set out in the attached Explanatory Notes. The Explanatory Notes also provide details as to where copies of the proposed amendments to the Articles of Association (both the official Dutch version and unofficial English translation) are available for inspection.

10. Procedural authorisations

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

> **That** in connection with any amendment to the Articles of Association approved at this meeting, the members of the Joint or Managing Boards of the Company or any lawyers of the Company's Dutch solicitors, De Brauw Blackstone Westbroek N.V., be authorised to apply for the required ministerial declaration of no-objection of the Dutch Ministry of Justice as to the amendments to the Articles of Association, to amend the draft notarial deed of amendments to the Articles of Association as may appear necessary to obtain such declaration of no-objection and to execute the notarial deed of amendments to the Articles of Association as required under Dutch law.

An explanation of the background and reasons for the proposed resolution is set out in the attached Explanatory Notes.

Notes on voting are attached.

By order of the Joint Board

D E Cameron
Secretary
11 June 2002

Voting Exclusion Statement

The Listing Rules specify the persons whose votes must be disregarded on resolutions 3, 4 and 5 of this Notice of Meetings.

Votes will be disregarded if cast:

- on resolution 3, by a member of the Supervisory Board of the Company or an associate of a member of the Supervisory Board of the Company.
- on resolution 4, by Mr Macdonald or an associate of Mr Macdonald.
- on resolution 5, by a member of the Supervisory Board of the Company or an associate of a member of the Supervisory Board of the Company.
- on resolutions 3, 4 and 5, by a person whose votes in the opinion of the Australian Stock Exchange Limited (***ASX***) should be disregarded. As at the date of this notice, the ASX has not notified the Company of persons whose votes, in the ASX's opinion, ought to be disregarded on resolutions 3, 4 or 5.

Votes will not be disregarded if cast by any person falling into the categories above where:

- the vote is cast by such person as a proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or
- the vote is cast by such person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

Notes on voting

CUFS holders

CUFS holders who wish to vote on the resolutions to be considered at the Annual General Meeting have the following three options available to them:

Option A CUFS holders who wish to vote at the Annual General Meeting in Amsterdam but do not wish to attend that meeting may instead attend the Annual Information Meeting in Sydney. At or following the conclusion of the Information Meeting, CUFS holders may lodge a Direction Form directing CHESS Depositary Nominees Pty Limited (CDN), being the legal holder of the shares in the Company for the purposes of the SCH Business Rules and the issuer of CUFS, to vote the shares in the Company held by it on their behalf.

In order to be eligible to direct CDN to vote the shares underlying their relevant CUFS holding at the Annual General Meeting, CUFS holders must be registered at the close of the business day on 12 July 2002 (AEST).

CUFS holders wishing to follow Option A should complete the Direction Form accompanying this Notice of Meetings and:

(i) lodge it at the Information Meeting; or

(ii) return it by post to Computershare Investor Services Pty Limited at GPO Box 7045, Sydney NSW 1115, Australia or deliver it to Level 3, 60 Carrington Street, Sydney NSW, Australia; or

(iii) return it by facsimile to (02) 8234 5180 inside Australia or +612 8234 5180 outside Australia.

Completed Direction Forms must be received by Computershare Investor Services Pty Limited no later than noon on 17 July 2002 (AEST).

Option B CUFS holders who wish to attend and vote at the Annual General Meeting in Amsterdam may request CHESS Depositary Nominees Pty Limited (CDN), being the holder of the shares in the Company for the purposes of the SCH Business Rules and the issuer of CUFS, to appoint them as proxy for the purposes of voting the shares underlying their holding of CUFS on behalf of CDN.

CUFS holders wishing to follow Option B should <u>not</u> complete the Direction Form but should send a written request to Computershare Investor Services Pty Limited at GPO Box 7045, Sydney NSW 1115, Australia or Level 3, 60 Carrington Street, Sydney NSW, Australia or by facsimile to (02) 8234 5180 inside Australia or +612 8234 5180 outside Australia asking that a Proxy Request Form be sent to them. The Proxy Request Form must then be completed and forwarded to Computershare Investor Services Pty Limited using the address or fax details given above.

Completed Proxy Request Forms for the purposes of attending and voting at the AGM in Amsterdam must be received by Computershare Investor Services Pty Limited no later than the close of the business day on 10 July 2002 (AEST).

Option C CUFS holders who wish to attend and vote at the Annual General Meeting may also do so by converting their CUFS to shares. Although once converted, the shares cannot be traded on the ASX, the owner of the shares will be eligible to vote those shares at the Annual General Meeting either in person or by proxy. Shareholders who have converted their CUFS will also receive distributions in US dollars. Shares can be converted back into CUFS following the conclusion of the meeting.

Transfers of Company shares must be recorded in a written instrument signed by the transferor and the transferee. The transfer will have effect, if the Company is a party to the deed, when the deed of transfer is executed, and otherwise, when the deed of transfer is served upon the Company or when the transaction is otherwise acknowledged by the Company.

The conversion of CUFS into shares must be effected before close of business on 12 July 2002 (AEST). The Company will not acknowledge any transfer of shares pursuant to a request for conversion received between 13 July 2002 (AEST) and the date of the Annual General Meeting. The ability of CUFS holders to convert their holding to shares will recommence on 20 July 2002.

CUFS holders may convert their holding to a shareholding at any time before the close of business on 12 July 2002 (AEST) by:

(i) in the case of issuer-sponsored CUFS, obtaining a transfer form, executing it and returning it to Computershare Investor Services Pty Limited at GPO Box 7045, Sydney NSW 1115, Australia or Level 3, 60 Carrington Street, Sydney NSW, Australia or by facsimile to (02) 8234 5180 inside Australia or +612 8234 5180 outside Australia; or

(ii) in the case of CUFS sponsored on the CHESS sub-register, directing their CHESS participant to convert their holding.

CUFS holders wishing to follow Option C should follow the voting instructions for Shareholders set out below.

Shareholders

Shareholders registered at the date of, and immediately preceding, the Annual General Meeting are eligible to vote at the Annual General Meeting.

A Shareholder who is entitled to attend and cast a vote at the Annual General Meeting and is unable to attend the meeting is entitled to appoint one or more proxies. Where more than one proxy is appointed the proportion or number of votes each proxy may exercise must be specified. Where more than one proxy is appointed a separate form should be used for each. Proxies need not be Shareholders of the Company.

If you wish to appoint a proxy, please complete the Proxy Form provided to Shareholders and return it to Computershare Investor Services Pty Limited by fax to (02) 8234 5180 inside Australia or +612 8234 5180 outside Australia or deliver it to Level 3, 60 Carrington Street, Sydney NSW or by post to GPO Box 7045, Sydney NSW 1115, Australia. Proxy Forms must be received no later than close of business on 17 July 2002 (AEST).

Explanatory Notes:

Resolution 1 - Annual accounts for the year ended 31 March 2002

The annual accounts which are the subject of resolution 1 are those of the Company as a stand-alone entity, as distinguished from the consolidated accounts of the James Hardie group as set out in the Annual Report distributed to Shareholders.

Under this resolution, it is proposed that Shareholders receive and adopt the annual accounts of the Company for the year ended 31 March 2002. In order to comply with Dutch law requirements, Shareholders are also being asked to confirm their approval that the annual accounts of the Company be prepared and published in the English language (as opposed to in the Dutch language).

A brief overview of the financial and operating performance of the James Hardie group during the past financial year will be provided during the Annual Information Meeting and the Annual General Meeting.

Copies of the annual accounts of the Company for the year ended 31 March 2002 are freely available to Shareholders, CUFS holders and other persons entitled to attend the Annual Information Meeting and the Annual General Meeting either:

(a) at the Annual Information Meeting or Annual General Meeting; or

(b) at the Company's registered office at Level 3, 22 Pitt Street, Sydney NSW, Australia and at 4th floor, Atrium, Unit 04-07, Strawinskylaan 3077, 1077 ZX Amsterdam, The Netherlands; or

(c) on the Company's website at www.jameshardie.com

Resolution 2 – Election of members to the Supervisory Board

Under resolution 2, Shareholders are being asked to consider the election of members to the Supervisory Board. A brief resume of each is provided below.

For Dutch law disclosure purposes, it is noted that no nominations in respect of the proposed appointments of Mr Brown, Dr Clark and Mr Loudon, have been made by Shareholders.

Mr MR Brown

Mr Brown, aged 56, joined James Hardie Industries Limited as a non-executive Director in September 1992 and was appointed to the Company's Supervisory Board in October 2001. He is Chairman of Automotive Parts Group Holdings Limited, Director of Energy Developments Limited, a Councillor of the Royal Blind Society of New South Wales and was Group Finance Director of Brambles Industries Limited until retiring in 2000. Mr Brown is a member of the Company's Joint and Supervisory Boards, Audit Committee (Chairman) and Governance Committee.

As at 11 June 2002, Mr Brown holds 10,000 CUFS in the Company.

Dr GJ Clark

Dr Clark, aged 59, joined the Company as a consultant to the Joint and Supervisory Boards in December 2001. Dr Clark is currently Vice Chairman of Knowledge Universe and is a technology adviser to a number of financial institutions. He is also a director of Nextera Enterprises, Inc. and Digex, Inc., two US public companies. He is the former President and Chief Operating Officer of US-based Loral Space and Communications LLC, former President of News Corporation's News Technology Group and was a member of News Corporation's Executive Committee.

Dr Clark also holds a PhD in Physics from the Australian National University and is the recipient of a number of international awards in science and technology.

As at 11 June 2002, Mr Clark does not hold any CUFS or shares in the Company.

Mr JRH Loudon

Mr Loudon, aged 59, joined the Company as a consultant to the Joint and Supervisory Boards in March 2002. He is currently Deputy Chairman of Caledonia Investments Plc and a non-executive Director of Malayan Cement Berhad. Mr Loudon also chairs the Blue Circle Pension Fund Investment Committee and is a Governor of the University of Greenwich. He served as Group Finance Director of Blue Circle Industries Plc from 1987 to 2001 and prior to that was Vice President Finance for Blue Circle's companies in the United States.

Mr Loudon was educated at Cambridge University and holds an MBA from the Stanford Graduate School of Business in California.

As at 11 June 2002, Mr Loudon does not hold any CUFS or shares in the Company.

Resolution 3 – Remuneration of members of the Supervisory Board

This resolution seeks shareholder approval for an increase in the total amount available for the remuneration of the members of the Supervisory Board. All members of the Supervisory Board also sit on the Joint Board. The increase being sought is from the current amount, which is capped at AUD 800,000 a year, to a new amount capped at USD 650,000 a year, inclusive of the annual mandatory share plan participation to be considered under resolution 5. This is an increase of approximately AUD 360,000.

A separate resolution, resolution 5, seeks shareholder approval for the introduction of a share plan for members of the Supervisory Board that would make it mandatory for such members to accept USD 10,000 of their annual fee in the form of ordinary shares in the Company (see explanatory note to resolution 5 for further details).

Last year, a new corporate structure was established to generate higher after-tax returns for Shareholders from the group's continuing international expansion. The group's largest business is in North America where most of its senior management is located and the largest growth markets for the group's products are in the northern hemisphere.

As a result, the composition and role of the Company's Supervisory Board changed, as did the way that it operated, to reflect the continuing internationalisation of the Company.

The Joint and Supervisory Boards have two non-executive US resident members (or Directors) and three Australian non-executive resident members. If Shareholders approve the election of two new members to the Supervisory Board at this Annual General Meeting, the Joint and Supervisory Boards will have three non-executive US resident members, three Australian non-executive resident members and a UK resident member. The Joint and Supervisory Boards also believe that it could be beneficial to recruit additional members for the Joint and Supervisory Boards with international experience who, in all likelihood, are expected to be residents of countries other than Australia. The proposed increase in the total maximum remuneration is designed to accommodate this option and would allow the Company to recruit up to two additional members to the Supervisory Board.

The Supervisory Board's program now includes meetings on three continents each year, with two meetings a year in the United States, two in Europe and two in Australia. At the time of each board meeting there are also board committee meetings, notably those of the Audit Committee, Remuneration Committee and the recently established Nominating and Governance Committee.

In addition to these board and committee meetings, the Supervisory Board also meets at other times as required, using videoconference and teleconference facilities, to discuss and agree on other major items of business.

Members of the Supervisory Board are also involved, on at least one occasion each year, in additional meetings with line management, visits to Company facilities and the major markets for the Company's products.

The Supervisory Board's program therefore involves extensive travel for all members and the work of the Board extends over several days on each occasion that it meets. Supervisory Board members do not receive extra remuneration for their service on board committees and their remuneration, to date, has not been adjusted to take account of the modifications to the Board's extended international program.

There is also a need to modify fee arrangements to reflect market competitive rates in the countries where the Company operates and in countries in which it is expected that additional members of the Supervisory Board are resident. This will ensure that the Supervisory Board is able to attract, recruit and retain the services of Directors of the desired calibre, capabilities and international experience.

It is proposed that non-executive members of the Supervisory Board will receive an annual fee equivalent to USD 50,000 with the Chairman receiving a three times multiple of that. The fees will be a combination of cash and shares (see resolution 5) and will represent the entire remuneration of members of the Supervisory Board and, subject to the passing of resolution 5, the existing members' retirement plan will be terminated. Members of the Supervisory Board with entitlements under the existing retirement plan will receive those benefits when they retire, based on the termination in July 2002 of the retirement plan. This means that members' future total emoluments will be represented by their fees.

In preparing the proposed changes to fee arrangements for Supervisory Board members, the Joint Board sought and received independent advice from respected remuneration consultants, Mr George Paulin of Frederick W Cook and Co Inc in Los Angeles, USA and Mr John Egan of Egan Associates in Sydney, Australia. The proposal is fully consistent with their advice.

Resolution 4 – Peter Donald Macdonald 2002 Share Option Plan (the 2002 Share Option Plan)

Under resolution 4, Shareholders are being asked to consider a share option plan for Peter Donald Macdonald, Chief Executive Officer, under which Mr Macdonald would be granted 1,950,000 stock options. Mr Macdonald has been Managing Director and Chief Executive Officer of James Hardie Industries Limited since November 1999 and of James Hardie Industries N.V. since August 2001. Mr Macdonald's existing service contract with the Company expires on 31 October 2002 and he and the Company have executed a new three year agreement which will take effect on 1 November 2002. The 2002 Share Option Plan is a term of Mr Macdonald's new service agreement, subject to shareholder approval.

ASX Listing Rule 7.1 provides that a company must not issue more than 15% in number of its existing securities in a 12 month period in the absence of shareholder approval. The resolution is proposed for the purposes of ASX Listing Rule 10.11, which provides that an entity must not agree to issue equity securities to persons with certain relationships to related parties where this would, in ASX's opinion, warrant shareholder approval. If approval is given under ASX Listing Rule 10.11, approval is not required under ASX Listing Rule 7.1.

The proposed 2002 Share Option Plan is very similar in most respects to the existing Peter Donald Macdonald 2001 Share Option Plan which was approved by Shareholders of James Hardie Industries Limited on 12 July 2001. The number of options granted under the 2002 Share Option Plan has increased and is intended to cover the period of Mr Macdonald's new service agreement with the Company over the next three years.

The 2002 Share Option Plan is designed to reward Mr Macdonald if there is a sustained improvement in the James Hardie share price over the longer term. The 2002 Share Option Plan is part of a remuneration package for Mr Macdonald which, based on independent advice from remuneration specialists in both the United States and Australia, will continue to provide a competitive package for Mr Macdonald relative to the United States employment market. The 2002 Share Option Plan incorporates a performance hurdle which ensures that the options granted to Mr Macdonald will not be exerciseable unless the Company meets certain performance criteria.

The performance conditions attached to the grant of options under the 2002 Share Option Plan are reflective of best practice in Australia, and are more restrictive than are normally adopted in the United States.

The options to be granted under the 2002 Share Option Plan will be granted on the following terms and conditions:

- 1,950,000 options will be granted.
- The options will be granted in a single tranche that vest no sooner than three years.
- The options will not be exerciseable unless the Company's Total Shareholder Return (***TSR***) outperforms the majority of its peer group.
- The options will be granted to Mr Macdonald within one month of the date of the Annual General Meeting.
- Each option confers the right to subscribe for one share of the Company.
- The exercise price per option is equal to the average closing price of CUFS sold on the ASX on the five trading days immediately before the date of this Annual General Meeting as adjusted for corporate actions.
- The exercise price is payable by Mr Macdonald at the time of exercise.
- Options not exercised will lapse on the first to occur of:
  i. 10 years from the date of issue; or
  ii. The expiry of 18 months after the date of which Mr Macdonald dies or eighteen months after he ceases to be employed by the Company or a subsidiary.
- These options are subject to anti-dilution provisions for corporate actions like bonus issues.
- The options do not confer the right to participate in new issues without exercising the options.

Key Features of the 2002 Share Option Plan

1. Basic Principles

The Company believes in an option plan for the Chief Executive Officer which is based on some important guiding principles. These principles are as follows:

- remuneration should be linked to the economic value created for Shareholders; and
- incentives should:
  - encourage the CEO to work in ways which optimise shareholder value over the long term;
  - ensure any benefits provided to the CEO correlate with benefits enjoyed by Shareholders; and
  - focus on long term growth and shareholder value creation.

2. Performance Hurdle

Mr Macdonald can only exercise 2002 Share Option Plan options if the Company's TSR (essentially share price improvement and dividend yield) are among the best returns achieved relative to companies that make up the ASX/S&P200 index, exclusive of the Financials and Property Trust indices (***Peer Group***).

Mr Macdonald's options are not exercisable until three years after they are issued and only if the TSR performance hurdle is satisfied.

Mr Macdonald will be entitled to exercise 75% of the options if the Company's TSR is greater than the majority of the companies in the Peer Group i.e. if the Company's returns are at the 50th percentile or better. The exercisable percentage will increase on a pro-rata basis to 100% where the Company's TSR outperforms three quarters of its Peer Group (ie a further 1% of the options become exercisable for every 1% increase in TSR relative to the Company's Peer Group). Once the Company's TSR is at the 75th percentile or better, 100% of the options are exercisable.

If the TSR hurdles are not achieved three years from the issue of the options, the TSR test will be re-applied over the next two years. If the TSR test remains unsatisfied during these two years (ie until five years after the issue of the options) then the options never become exercisable and lapse. The options may become exercisable before the 3 year vesting period upon a change of control, dismissal of Mr Macdonald without cause, his death during the term of his service contract or upon expiry of his service contract if at any such time the TSR hurdle is satisfied.

3. Numbers of Options

The total number of options available to Mr Macdonald under the 2002 Share Option Plan is 1,950,000. The Company believes that the TSR performance hurdles will ensure that Mr Macdonald will be rewarded with his full entitlement of options if the Company significantly outperforms the majority of companies in the Peer Group.

4. Long Term Focus

The Plan is designed to encourage superior performance, measured after three years and up to a maximum five years.

6. Other Information

The 2002 Share Option Plan has been developed with reference to a number of publicly available guidelines on corporate governance practices, including the Executive Share and Option Scheme Guidelines. These guidelines are endorsed by the Investment & Financial Services Association, the Australian Institute of Company Directors, the Australian Shareholders' Association and the Australian Employee Ownership Association.

The members of the Supervisory Board believe the 2002 Share Option Plan reflects Australian best practice in the area of share option schemes. It provides for appropriate rewards to be provided to the Company's CEO if challenging performance hurdles are met and if the Company's returns to Shareholders are among the best achieved by Australian industrial companies.

The Joint Board members other than Mr Macdonald, commend the 2002 Share Option Plan to Shareholders and seek endorsement for the 2002 Share Option Plan from Shareholders.

A copy of the terms of the 2002 Share Option Plan may be inspected at Level 3, 22 Pitt Street, Sydney NSW, Australia or at the Annual Information Meeting or the Annual General Meeting.

Resolution 5 – Supervisory Board Share Plan (SBSP)

Under resolution 5, Shareholders are being asked to consider the introduction of a Share Acquisition Plan for members of the Supervisory Board. Under the SBSP, members of the Supervisory Board, including the Chairman, would be required to accept at least USD 10,000 of their annual fees in ordinary shares of the Company.

ASX Listing Rule 7.1 provides that a company must not issue more than 15% in number of its existing securities in a 12 month period in the absence of shareholder approval. The resolution is also proposed for the purposes of ASX Listing Rule 10.11, which provides that an entity must not agree to issue equity securities to persons with certain relationships to related parties where this would, in ASX's opinion, warrant shareholder approval. If approval is given under ASX Listing Rule 10.11, approval is not required under ASX Listing Rule 7.1.

If resolution 5 is passed, shareholder approval for the issue of securities under the SBSP for the purpose of ASX Listing Rules 7.1 and 10.11 will be effective for a period of 3 years from the date of the Annual General Meeting.

It is proposed that, subject to shareholder approval, in each of the next three years and, in any event, no later than 19 July 2005, awards of shares will be granted under the SBSP. If resolutions 4 and 5 are approved, the participating members of the Supervisory Board will be Messrs McGregor, Brown, Gillfillan, Koffel, Loudon, Dr Clark and Ms Hellicar as well as any future members appointed to the Supervisory Board.

The issue of shares under the SBSP is to constitute part of the remuneration of the members of the Supervisory Board and is not an additional benefit.

If resolution 5 is approved, the existing retirement plan of members of the Supervisory Board under which retiring members receive a multiple of their annual fee after three years of service, will be discontinued, although that will not affect benefits which have accrued for individual members up to July 2002. That plan was approved by James Hardie Industries Limited Shareholders at the Annual General Meeting in August 1990.

Shares issued under the USD 10,000 compulsory component of the SBSP will be subject to a two year holding lock, meaning that members of the Supervisory Board must retain those shares for at least two years following issue. Trading in the shares following the conclusion of the two year restricted period will be a matter for each Director, subject to the Company's insider trading policy and laws in the appropriate jurisdictions that govern the conduct of share trading.

Under the SBSP, members of the Supervisory Board will also be entitled to receive a greater proportion of their remuneration in Company shares if they so elect. No holding lock will apply to these shares.

The introduction of a requirement that members of the Supervisory Board accept USD 10,000 of their remuneration in Company shares reflects the desire of the Company to align the interests of Shareholders and Directors more closely. It is considered that both the retention of high calibre Directors and the continued growth of the Company are assisted by mandatory share ownership by Directors.

The maximum number of shares that may be issued under the SBSP in any one year is equal to the number of participating members of the Supervisory Board multiplied by USD 10,000 (or such higher amount elected by the members of the Supervisory Board, up to the amount of their annual fee) all divided by the issue price of the shares at the time of issue.

The issue price for the shares will be at market value at the time of issue. "Market value" is the average of the closing prices at which the CUFS were quoted on the ASX during the period of five business days preceding the day of the issue of shares to the relevant member.

Shares will be issued annually in advance in accordance with the SBSP rules.

Details of shares issued under the SBSP in any year will be published in the Company's annual report. The report will contain a statement that shareholder approval for the share issues was obtained under ASX Listing Rule 10.14.

Only the Supervisory Board members referred to above and any new member of the Supervisory Board will be entitled to participate in the SBSP. Any such new member of the Supervisory Board will not participate until further shareholder approval is obtained under ASX Listing Rule 10.14.

No loans will be entered into by the Company in relation to the grant of shares pursuant to the SBSP.

A copy of the terms of the SBSP may be inspected at Level 3, 22 Pitt Street, Sydney NSW, Australia or at the Annual Information Meeting or the Annual General Meeting.

Resolution 6 – Amendments to the Articles of Association

Under resolution 6, Shareholders are being asked to consider various amendments to the current Articles of Association of the Company. The effect of these amendments are discussed below.

This resolution is being proposed following a review of the Articles of Association conducted at the request of the Joint Board following the successful scheme of arrangement of the Company's predecessor in October 2001. Resolution 6, being a special resolution, requires a majority of at least 75% of votes cast at the Annual General Meeting in order to be adopted.

A copy of the proposed revised Articles of Association (both the official Dutch version and an English translation) will be freely available to Shareholders, CUFS holders and other persons entitled to attend the Annual Information Meeting and the Annual General Meeting either:

(a) at the Annual Information Meeting or Annual General Meeting; or

(b) at the Company's registered office at Level 3, 22 Pitt Street, Sydney NSW, Australia and at 4th floor, Atrium, Unit 04-07, Strawinskylaan 3077, 1077 ZX Amsterdam, The Netherlands.

(i) Disclosure of substantial holding information

The Australian Corporations Act contains provisions which require persons to notify the company and the ASX of acquisitions of 5% or more in an Australian company and of any further movement of 1% or more in that holding. Given that the Company is Dutch incorporated, however, Shareholders are not subject to the Australian substantial holding regime.

Under the current Articles of Association, the Company can require a Shareholder or CUFS holder (the latter only insofar as bound by the Company's Articles under the modifications to the Corporations Act as granted to the Company by the Australian Securities and Investments Commission) to disclose information about their relevant interests in shares in the Company. In addition, Shareholders, CUFS holders and ADR holders are subject to certain Dutch law notification obligations as well as separate beneficial ownership reporting obligations under the rules of the US Securities Exchange Commission.

However, the current Articles of Association of the Company do not contain substantial holding requirements which reflect the provisions in the Australian Corporations Act.

The Board believes it is in the interests of Shareholders to amend the Articles to incorporate a regime similar to that which exists under Australian law.

In case of a breach of the substantial holding disclosure provisions, the Company will have the power to enforce similar remedies as if there had been a breach of the 20% acquisition threshold. Thus the Supervisory Board may require the disposal of shares or CUFS, and may disregard the exercise of voting rights or may suspend dividend payments and other distributions in respect of such shares.

The Supervisory Board may cause the Company to exercise those remedies if it has first obtained a ruling from a Court of competent jurisdiction or if the Company receives independent advice to that effect from Senior Counsel or a senior corporate lawyer. While the Company is seeking but has not received this advice, the Company can also exercise these powers (other than the power to require disposal of securities) for an interim period by giving notice in writing to the holder.

(ii) Ability of single Director to convene General Meeting

Article 30 of the Company's Articles of Association provides that each of the Joint Board, Managing Board and Supervisory Board may convene a General Meeting of Shareholders on request of Shareholders. However, an individual member of these Boards does not have such a right.

Section 249CA of the Corporations Act provides that a single director of a listed company may call a meeting of the company's directors, despite anything to the contrary in the company's Articles of Association. Shareholder request is not required for a sole director to convene a meeting in accordance with section 249CA.

Because the Company is incorporated outside Australia, section 249CA does not apply to it. However, the Joint Board believes it is appropriate to amend the Company's Articles of Association to reflect section 249CA of the Corporations Act, and proposes to amend article 30 to allow a sole member of either the Managing Board, Joint Board or Supervisory Board of the Company to convene a General Meeting.

(iii) *Allocation of certain powers of the Joint Board to the Supervisory Board*

The following powers are currently allocated to the Joint Board:

(a) the authority to issue shares (and rights to subscribe for shares (such as options, warrants etc)) and to determine the terms for such issue;

(b) the authority to limit or exclude any pre-emptive rights in relation to any issue of shares; and

(c) the authority to determine which part of the profits shall be allocated for reservation and to determine as to the attribution of losses.

The authorities referred to in paragraphs (a) and (b) above operate for:

(i) a period commencing on 7 September 2001 and ending on 15 April 2006; and

(ii) up to the maximum number of shares that may be issued under the authorised share capital as set forth in the Company's Articles of Association from time to time.

In order to comply with recent amendments to Dutch corporate law, it is appropriate to amend the Articles of Association of the Company to reflect each of the authorities referred to above will be allocated to the Supervisory Board on identical terms on and from the passing of this resolution.

(iv) Authorisation of the Managing Board to fix a record date for determining who shall be authorised to exercise voting rights on shares or have the right to attend Shareholders' meetings

Under Dutch law, the Managing Board is only empowered to fix a record date for determining who shall be authorised to exercise voting rights on shares or the right to attend and address Shareholders' meetings if so authorised by the Shareholders. In case of a fixed record date, such date prevails regardless of who shall be entitled to such rights at the date of the Shareholders' meeting.

Due to the fact that the Company's shares are in registered form and that there is at present no trade effected in the Company's shares (such trade is presently effected either in the form of CUFS or ADRs), the absence of such record date in respect of the shares in the Company may in practice not be insuperable. However for future purposes, it is proposed that the Articles of Association be amended to allow the Managing Board to fix a record date.

Resolution 7 — Renewal of authority for acquisition by the Company of its own shares

The Articles of Association permit the Managing Board to acquire shares in the Company for valuable consideration (subject to any additional restrictions under Dutch law) on the condition that the Managing Board has been authorised to do so by the Shareholders, which authorisation shall be valid for a maximum period of 18 months.

Additional Dutch law restrictions are that (i) the shares must be fully paid, (ii) the Company's equity less the purchase price of the buy back shares must be not less than the aggregate amount of the issued share capital and the reserves which must be maintained pursuant to the law, and (iii) the aggregate par value of the buy back shares in its share capital to be acquired and already held by the Company and its subsidiary companies must not exceed one-tenth of the issued share capital of the Company.

On 7 September 2001, the Shareholders of the Company resolved to authorise the Managing Board to cause the Company to enter into share buy-backs, whether as on or off financial market purchase, for an 18 month period and up to the maximum amount permitted by Dutch law, for a consideration per share of not less than EUR 0.01 and not more than 105% of the average closing share price per share in the Company on the ASX in the 5 business days preceding the acquisition. The maximum price of 105% is in keeping with ASX Listing Rule 7.33 which imposes such a limit in respect of on-market buy-backs.

The Joint Board believes that it is in the interests of Shareholders that approval of the buy-back power under Article 6.1(c) be renewed on identical terms as the September 2001 conditions and recommends that you vote in favour of the resolution.

Resolution 8 – Increase in nominal value of shares and conversion of share premium; amendment to Articles of Association

In April 2002, the Company sold its Gypsum business for an amount of USD 345 million. The Joint Board proposes that part of these proceeds be returned to Shareholders. On 16 May 2002, the Company announced that part of this return will take the form of a return of capital which, subject to certain conditions which the Company expects will be satisfied, will be paid free from Dutch withholding tax. In addition, the Company will return part of the Gypsum proceeds as an interim dividend distribution, that will be subject to Dutch dividend withholding tax.

Resolutions 8 and 9 are necessary for the capital return announced by the Company on 16 May 2002 and are preconditions to that capital return.

In order for the Company to make the capital return, part of the share premium reserve will be converted into share capital. This will be effected by increasing the nominal (or par) value of each share by debiting the share premium reserve with an amount equal to the aggregate amount of the increase for each share on issue. This will be followed by a reduction of capital effected by decreasing the nominal value of each share as proposed in resolution 9 and distributing such amount to Shareholders.

The Company wishes to convert from the share premium reserve into share capital an amount in Euro equivalent to USD 160,000,000.

The nominal value of shares must be stated in the Company's Articles of Association and accordingly, the Articles must be amended to reflect the increase of the nominal value of shares.

If resolutions 8 and 9 are approved at the meeting, the Articles of Association will be amended to reflect the increase in the nominal value in an amount per share equal to the Euro equivalent of USD 160,000,000 (using the spot rate prevailing on the date of the increase) divided by the number of shares on issue at the date of the increase, rounded downwards to the nearest whole Euro cent.

This resolution 8, being a special resolution, requires a majority of at least 75% of the votes cast at the Annual General Meeting.

A copy of the proposed amendments to the Articles of Association (both the official Dutch version and an English translation) will be freely available to Shareholders, CUFS holders and other persons entitled to attend the Annual Information Meeting and the Annual General Meeting either:

(a) at the Annual Information Meeting or Annual General Meeting; or

(b) at the Company's registered office at Level 3, 22 Pitt Street, Sydney NSW, Australia and at 4th floor, Atrium, Unit 04-07, Strawinskylaan 3077, 1077 ZX Amsterdam, The Netherlands.

Resolution 9 — Reduction of capital; amendment to Articles of Association

As stated above, resolutions 8 and 9 are necessary to effect the capital return announced by the Company on 16 May 2002, and must be read in conjunction with one another along with the Explanatory Notes on both resolutions.

In order to effect the proposed capital return, the nominal value of the shares must be decreased. Again, as the nominal value of shares must be stated in the Company's Articles of Association, the Articles must be amended to reflect this decrease. The increase and the decrease in capital proposed in resolutions 8 and 9 will be effected in that order and on the same day.

The reduction of the nominal value will be in Euro in an amount equivalent to USD 0.20 per share. The capital return amount received by CUFS Holders will be the same amount paid in AUD. The actual amount received by CUFS Holders will depend upon prevailing exchange rates at the time of the reduction of capital.

If resolutions 8 and 9 are approved at the meeting, the Articles of Association will be amended to reflect the decrease in nominal value of each share. This decrease will be in an amount equal to the Euro equivalent of USD 0.20 (using the spot rate prevailing on the date of the decrease), rounded upwards to the nearest whole Euro cent, provided that the amount of the decrease shall in any event not exceed EUR 0.30 per share.

In addition to amending the Articles of Association, the reduction of the nominal value must be effected taking into account a detailed Dutch law procedure aimed at protecting the creditors of the Company. This procedure may be summarised as follows.

First, the resolution to effect a reduction of the nominal value of shares must be adopted by the Annual General Meeting. The draft of the proposed revised Articles of Association must then be submitted to the Ministry of Justice in order to obtain the Ministry's so called "Declaration of Non-Objection", and the Minutes of the Annual General Meeting (or an extract thereof) must be filed with the trade register of the Amsterdam Chamber of Commerce and Industries. Following such filing an advertisement must be made in a nationally distributed newspaper to announce that the minutes of the Annual General Meeting are available for public inspection by the Company's creditors at the Amsterdam trade register of the Chamber of Commerce and Industries. After a two month period following the announcement in a nationally distributed newspaper, a request must be made to the competent District Court to verify and confirm whether or not creditors of the Company have opposed the proposed reduction of share capital. If no opposition has been made (or, if opposition has been made, it was subsequently revoked or lifted) the proposed revised Articles of Association may be executed. Finally, the return of capital may be effected.

The capital return to Shareholders will be paid on such date as notified to Shareholders by the Joint Board as soon as practically possible after the return of capital shall have been sanctioned by the competent District Court.

The Company currently expects to be making the capital return payment to CUFS Holders in November 2002. The exact date is subject to the Dutch law procedure discussed above.

The interim dividend referred to in the Explanatory Notes to resolution 8 above will be in an amount equal to US 0.05 cents per share and will be paid at the same time as the capital return.

The Joint Board has approved to proceed with the capital reduction as, in their opinion, it does not prejudice the ability of the Company to pay its creditors. The proposed capital return and dividend enable the Company to return excess funds to Shareholders; both relate only to the proceeds of the Gypsum assets and will not affect the ultimate control of the Company.

A copy of the proposed revised Articles of Association (both the official Dutch version and an English translation) will be freely available to Shareholders, CUFS holders and other persons entitled to attend the Annual Information Meeting and the Annual General Meeting either:

(a) at the Annual Information Meeting or Annual General Meeting; or

(b) at the Company's registered office at Level 3, 22 Pitt Street, Sydney NSW, Australia and at 4th floor, Atrium, Unit 04-07, Strawinskylaan 3077, 1077 ZX Amsterdam, The Netherlands.

Resolution 10 — Procedural authorisations

Under Dutch law, a ministerial declaration of no-objection must be obtained in relation to any amendment to the Articles of Association of the Company, and the amendments must then subsequently be effected by execution of a notarial deed. Authorisation to obtain the ministerial declaration and execute the notarial deed must be specifically provided by Shareholders.

If resolution 10 is passed, it will provide the necessary authorisation to members of the Joint and Managing Board of the Company and De Brauw Blackstone Westbroek N.V., Amsterdam (solicitors for the Company in The Netherlands) to take such action so as to allow the amendments to the Articles of Association which are authorised by Shareholders at the meeting to go ahead.

James Hardie Industries N.V.
ARBN 097 829 895

Incorporated in The Netherlands
with corporate seat in Amsterdam.
The liability of members is limited.

All correspondence to:
Computershare Investor Services Pty Ltd
GPO Box 7045
Sydney NSW 1115 Australia

Level 3, 60 Carrington Street
Sydney NSW Australia

Telephone enquiries:
within Australia (02) 8234 5000
outside Australia +612 8234 5000

Facsimile:
within Australia (02) 8234 5180
outside Australia +612 8234 5180

EXHIBIT 99.4

Direction Form

CUFS holders should complete this form as shareholders would ordinarily complete a proxy form.

I/We being a holder/holders of CUFS in James Hardie Industries N.V. (the Company), direct CHESS Depository Nominees Pty Ltd (CDN) to vote all the shares in the Company held by it on my/our behalf in respect of each resolution to be considered at the Annual General Meeting to be held in Amsterdam, The Netherlands on 19 July 2002 and at any adjournment of that meeting, as indicated on this form and to vote or abstain in respect of any procedural resolution as CDN thinks fit.

Notes on completing this Direction Form:

In order to direct CDN how to vote the shares underlying your CUFS holding in a particular manner, CUFS holders need only place a mark in the relevant box opposite each resolution. Your entire CUFS holding will then be voted in accordance with your direction.

CUFS holders wishing to apportion their vote must clearly enter the portion to be voted in a particular manner in the relevant box opposite each resolution. This may be done by specifying the number of shares underlying your CUFS holding or percentages of that holding.

If you vote in excess of 100% of your holding for a particular resolution, your vote on that particular resolution will be invalid.

If you mark more than one box for any particular resolution, except to show a portion in the manner discussed above, the vote on that resolution will be invalid.

If you mark the abstain box for a particular resolution, you are directing CDN not to vote on that resolution.

Only CUFS holders registered as at the close of business day in Sydney, Australia on 12 July 2002 shall be eligible to direct CDN to vote at the Annual General Meeting.

BUSINESS Ordinary resolutions:	FOR	AGAINST	ABSTAIN
1 To receive and adopt the Company's annual accounts for year ended 31 March 2002 as published in the English language			
2(a) To re-elect Mr MR Brown to the Supervisory Board			
2(b) To elect Dr GJ Clark to the Supervisory Board			
2(c) To elect Mr JRH Loudon to the Supervisory Board			
3 To increase the maximum remuneration payable to members of the Supervisory Board			
4 To approve the Peter Donald Macdonald 2002 Share Option Plan			
5 To approve the Supervisory Board Share Plan			

Please turn over and continue to complete the reverse side of this form

James Hardie Industries N.V. Direction Form continued

BUSINESS	FOR	AGAINST	ABSTAIN
Special resolutions:			
6 To approve general amendments to the Articles of Association	☐	☐	☐
7 To renew the Company's authority to acquire its own shares	☐	☐	☐
8 To increase the nominal value of shares and to convert the share premium	☐	☐	☐
9 To approve a reduction of capital	☐	☐	☐
Ordinary resolution:			
10 To provide authorisations necessary to amend the Articles of Association	☐	☐	☐

If no direction is given above for a particular resolution, I/we authorise CHESS Depository Nominees Pty Ltd to abstain from voting in respect of my/our entire holding on that resolution to be considered at the Annual General Meeting to be held in Amsterdam, The Netherlands and at any adjournment of that meeting.

Notes on signing:

Each CUFS holder must sign this form.

Joint holdings: if a CUFS holding is held in more than one name, each CUFS holder must sign this form.

Companies: only duly authorised officers can sign on behalf of a company. Please indicate the office held by the signatory (eg sole director, or director and director, or director and secretary) by signing in the appropriate place.

Power of Attorney: if signing under a power of attorney which has not yet been lodged with Computershare Investor Services Pty Ltd, you must attach a certified photocopy of the power of attorney when returning this form.

Individual or CUFS holder 1	CUFS holder 2	CUFS holder 3
Sole Director	Director	Director/Company Secretary
2002		
Date	Contact name	Telephone number

Notes on lodgement:

In order to be effective, this form, together with the power of attorney or other authority (if any) under which it is signed must be either:

(a) lodged at the Information Meeting to be held in the Ballroom at the Four Seasons Hotel, 199 George Street, Sydney NSW, Australia, commencing at 11am on 16 July 2002;

or

(b) sent by post in the envelope provided or be posted to Computershare Investor Services Pty Ltd, GPO Box 7045, Sydney NSW 1115, Australia or delivered to Level 3, 60 Carrington Street, Sydney NSW, Australia, or sent by facsimile to (02) 8234 5180 inside Australia or +612 8234 5180 outside Australia.

Completed Direction Forms must be received by Computershare Investor Services Pty Ltd in Sydney no later than noon on 17 July 2002.

EXHIBIT 99.5

Financial statements for the year ended March 31, 2002

James Hardie Industries N.V.

(formerly RCI Netherlands Holdings B.V.)

Amsterdam

Contents

1 General Introduction

These financial statements are the statutory financial statements of James Hardie Industries N.V. ("the Company"). The consolidated group accounts of the Company have been separately prepared and included in the Annual Report 2002 of James Hardie. The Annual Report 2002 of James Hardie will be distributed to shareholders, except those who requested not to receive a copy, on June 14, 2002.

A copy of the Annual Report 2002 of James Hardie may be obtained from the Company's website at www.jameshardie.com or from the following offices of the Company:

Registered Office
4th floor, Atrium,
Unit 04-07 Strawinskylaan 3077
1077 ZX Amsterdam, The Netherlands
Phone: (31 20) 301 2984

Operational Headquarters
26300 La Alameda, Suite 100
Mission Viejo CA 92691, USA
Phone: (1 949) 348 1800

Investor Relations
Level 3, 22 Pitt St
Sydney NSW 2000, Australia
GPO Box 3935 Sydney NSW 2001
Phone: (61 2) 8274 5274

2 Directors' Report

The director's report can be found in the Annual Report 2002 of James Hardie.

Amsterdam, May 14, 2002

The Board of Managing Directors,

P.D. Macdonald

D.E. Cameron

The Board of Supervising Directors,

A.G. McGregor

M.R. Brown

M.J. Gillfillan

M. Hellicar

M.M. Koffel

3 Financial statements

Balance sheet as at March 31, 2002

(before proposed appropriation of net result for the year)

US$ million	March 31, 2002		March 31, 2001	
Current assets				
Cash and bank balances	0.8		-	
Receivables	0.2		-	
Total current assets		1.0		-
Non-current assets				
Financial fixed assets	402.6		780.9	
Due from group company	7.8		-	
Total non-current assets		410.4		780.9
Total Assets		411.4		780.9
Current liabilities				
Accounts Payable	0.9		-	
Total current liabilities		0.9		-
Non-current liabilities				
Due to group company	35.3		-	
Total non-current liabilities		35.3		-
Total liabilities		36.2		-
Shareholders' equity				
Called-up and paid-in share capital		205.4		73.8
Share premium account		779.3		691.7
Merger revaluation account		(623.5)		-
Retained earnings opening	15.4		6.5	
Income for the year	193.2		8.9	
Interim dividends paid	(190.1)		-	
Retained earnings closing		18.5		15.4
Cumulative translation reserve		(4.5)		-
Total shareholders' equity		375.2		780.9
Total liabilities and shareholders' equity		411.4		780.9

Profit and loss account for the year ended March 31, 2002

US$ million	March 31, 2002			March 31, 2001	
	Up to and including reorganization	Post-reorganization	Total		
General and administrative expenses	-	(1.4)	(1.4)		-
Financial Income					
Dividend income	34.4	-	34.4	8.9	
Gain on disposal of subsidiaries	140.3	-	140.3	-	
Foreign exchange losses	-	(0.1)	(0.1)	-	
Interest expense	-	(0.4)	(0.4)	-	
Share in income of subsidiaries	-	20.4	20.4	-	
	174.7	19.9	194.6		8.9
Income before taxation	174.7	18.5	193.2		8.9
Taxation benefit	-	-	-		-
Net Income	174.7	18.5	193.2		8.9

Notes to the financial statements for the year ended March 31, 2002

1. General

At March 31, 2001, James Hardie Industries N.V. ("the Company"), formerly RCI Netherlands Holdings B.V., was a wholly owned subsidiary of RCI Lux. Investments S.A.R.L. At that date, the ultimate parent company was James Hardie Industries Limited (JHIL), Australia. The Company was incorporated on October 26, 1998 and is located in Amsterdam.

On 2 July 1998, JHIL, a public company organized under the laws of Australia and listed on the Australian Stock Exchange, announced a plan of reorganization and capital restructuring (the "1998 Reorganization"). James Hardie N.V. ("JHNV") was incorporated in August 1998, as an intermediary holding company, with all its common stock owned by indirect subsidiaries of JHIL. On 16 October 1998, JHIL's shareholders approved the 1998 Reorganization. Effective as of 1 November 1998, JHIL contributed its fiber cement businesses, its US gypsum wallboard business, its Australian and New Zealand building systems businesses and its Australian windows business (collectively, the "Transferred Businesses") to JHNV and its subsidiaries. In connection with the 1998 Reorganization, JHIL and its non-transferring subsidiaries retained certain unrelated assets and liabilities (the "Retained Assets and Liabilities").

On 24 July 2001, JHIL announced a further plan of reorganization and capital restructuring (the "2001 Reorganization"). In connection with the 2001 Reorganization, the Company issued common shares represented by CHESS Units of Foreign Securities ("CUFS") on a one for one basis to existing JHIL shareholders in exchange for their shares in JHIL such that the Company became the new ultimate holding company for JHIL and JHNV. Completion of the 2001 Reorganization occurred in October 2001.

As part of the 2001 Reorganization, the Company:

- Received a dividend and a return of capital from one of its subsidiaries
- Sold all of its subsidiaries to other group companies and realized a gain on the disposal
- Paid a dividend and a return of capital to its shareholders
- Undertook a share split and converted the nominal capital into Euro denomination
- Acquired all the shares of JHIL by issuing new shares in the Company in exchange for the JHIL shares. The Company's investment in JHIL was recorded at the fair market value of the shares acquired based on the quoted market price of the shares on the date of Reorganization

Shortly following the 2001 Reorganization, the Company changed its accounting policy for its investment in subsidiaries. The investment in subsidiaries is now recorded using the equity accounting method to reflect the net asset value of the subsidiaries. Previously, the Company accounted for its investment in subsidiaries at historical cost. As part of the 2001 Reorganization, the subsidiaries acquired by the company were recorded at the market capitalization value of JHIL at the date of acquisition, which was significantly higher than the net asset value of the underlying assets in the subsidiaries acquired. Following the 2001 Reorganization, the Company controls the same assets and liabilities as JHIL controlled immediately prior to the 2001 Reorganization. A merger revaluation account is accounted for to reach the historical cost basis using the "as-if" pooling method on the basis that the transfers are between companies under common control.

2. Basis Of Presentation

Management of the Company is of the opinion that the functional currency of the Company is the US dollar. Furthermore, the reporting currency of the subsidiaries is also the US dollar. Accordingly, the financial statements of the Company are expressed in millions of US dollars.

3. Summary of significant accounting policies

General

The annual accounts are prepared in accordance with accounting principles generally accepted in The Netherlands. The accounting principles as described in the notes to the consolidated financial statements also apply to the statutory financial statements, unless indicated otherwise.

Consolidation

The consolidated financial statements of the Company for the year ended 31 March 2002, which are disclosed in the Annual Report 2002 of James Hardie, have been prepared in accordance with accounting principles generally accepted in the United States of America. In management's opinion, the attached consolidated financial statements do not differ materially from those which would have been prepared, had generally accepted Dutch accounting principles been applied.

Financial fixed assets

Financial fixed assets comprise investments in subsidiaries and loans to group companies. Prior to October 2001, the investment in subsidiaries is stated at historical cost, less amounts written off for diminution in value which are considered to be of a permanent nature. From October 2001, the investment in subsidiaries is recorded using the equity accounting method to reflect the net asset value of the subsidiaries.

4. Financial fixed assets

Financial fixed assets comprise

	March 31, 2002	**March 31, 2001**
	US$ million	US$ million
Investment in subsidiaries	402.6	780.9
	402.6	780.9

The movements in investment in subsidiaries are as follows:

	US$ million
Balance March 31, 2000 (historical cost)	915.5
Capital increase	91.4
Repayment of capital	(226.0)
Balance March 31, 2001 (historical cost)	780.9
Sale of shares	(633.7)
Repayment of capital	(147.2)
Subtotal after Phase 1 of 2001 Reorganization	-
Capital increase	1,993.0
Repayment of capital	(392.3)
Dividends received	(590.5)
Transfer to merger revaluation account	(623.5)
Income from investments	20.4
Translation effect	(4.5)
Balance March 31, 2002 (net asset value)	402.6

The balance as at March 31, 2002 represents the 100% shareholding in James Hardie N.V. and in HAH Pty Limited (formerly James Hardie Industries Limited).

Details of the 2001 Reorganization is presented in the consolidated financial statements of the Company included in the Annual Report 2002 of James Hardie.

5. Non-current Group Loans

Borrowings from these companies have no fixed repayment schedule. Interest is charged using a floating interest rate which is reset quarterly. At 31 March 2002 the average interest rate was 2.5%.

6. Shareholders' Equity

US$ million	Issued and paid in capital	Share premium account	Merger revaluation account	Retained earnings	Cumulative translation reserve	Total
Balance 1 April 2001	73.8	691.7	-	15.4	-	780.9
Conversion of premium	6.4	(6.4)	-	-	-	-
Net income (up to and including reorganization)	-	-	-	174.7	-	174.7
Dividends paid	-	-	-	(190.1)	-	(190.1)
Capital return	(80.2)	(685.3)	-	-	-	(765.5)
Subtotal after phase 1 of Reorganization	-	-	-	-	-	-
Issuance of shares	205.4	801.8	-	-	-	1,007.2
Capital return	-	(22.5)	-	-	-	(22.5)
Merger revaluation	-	-	(623.5)	-	-	(623.5)
Net income (post reorganization)	-	-	-	18.5	-	18.5
Translation effect	-	-	-	-	(4.5)	(4.5)
Balance 31 March 2002	205.4	779.3	(623.5)	18.5	(4.5)	375.2

The EURO equivalent of the issued share capital at 31 March 2002 amounts to EURO 227,719,260 (2001: EURO 10,890,789). For changes in issued and paid in capital and additional paid in capital we refer to the consolidated financial statements of the Company included in the Annual Report 2002 of James Hardie.

As at March 31, 2002 the Company had 2,000,000,000 authorized shares and 455,438,519 issued shares.

Details of share option schemes are detailed in the consolidated financial statements of the Company included in the Annual Report 2002 of James Hardie.

There is a difference in Shareholders' Equity between the consolidated financial statements under US GAAP and these entity accounts under Dutch GAAP as under US GAAP loans receivable relating to the issuance of shares to employees are required to be classified under equity. The amount of loans receivable relating to the issuance of shares at 31 March 2002 was US$4.8 million.

7. Taxation

The weighted average statutory tax rate of the company as presented in these accounts differs from the Dutch statutory tax rate as a result of the Dutch fiscal treatment of the activities of the company.

8. Remuneration to Board of Directors Members

The remuneration to members of the Board of Directors of JHINV during the year ended 31 March 2002 was:

Supervisory Board Directors	Directors' Fees US$	Superannuation US$	Total US$
AG McGregor	56,489	4,519	61,008
M Hellicar	14,979	1,211	16,190
MR Brown	14,979	1,211	16,190
MJ Gillfillan	18,814		18,814
MM Koffel	14,978		14,978
Total remuneration for Supervisory Board Directors			127,180

Managing Board Directors	Base Pay US$	Bonuses US$	Total cash pay US$	Superannuation and other Benefits (1) US$	Shadow Share & Options (2) US$	Expatriate benefits US$
PD Macdonald	425,342	718,356	1,143,698	5,696	190,559	-
DE Cameron	98,855	24,308	123,163	37,573	77,442	44,998
Total remuneration for Managing Board Directors	524,197	742,664	1,266,861	43,269	268,001	44,998

(1) Gross up of tax payable on the increase in the investment value of superannuation is included for expatriate directors.

(2) Options are valued using the Black-Scholes method and the fair value of options granted included in emoluments. Shadow share expense included in emoluments is calculated based on the movement in the JHINV share price during the year and the increase in vesting of the shadow shares.

9. Consolidated Financial Statements of James Hardie Industries N.V.

The consolidated financial statements of the Company for the year ended 31 March 2002 are included in the Annual Report 2002 of James Hardie.

Amsterdam, May 14, 2002

The Board of Managing Directors,

P.D. Macdonald

D.E. Cameron

The Board of Supervising Directors,

A.G. McGregor

M.R. Brown

M.J. Gillfillan

M. Hellicar

M.M. Koffel

4 Other information

Profit appropriation according to the Articles of Association

Any profit appropriation must be in accordance with Article 42 of the Company's Articles of Association as disclosed below.

42.1 Out of the profit made in any financial year shall first be retained by way of reserve, with due observance of applicable provisions of Law relating to statutory reserves (*wettelijke reserves*) such portion of the profit - the positive balance of the profit and loss account - as determined by the Joint Board.

42.2 The portion of the profit remaining after application of article 42.1, shall be at the disposal of the Joint Board.

42.3 Subject to the Law and these Articles, the Joint Board may resolve to declare a divided and fix the date and amount of payment and determine as to whether or not profits are distributed to Shareholders either in cash or in Shares or other securities issued by the Company or by other companies, or a combination thereof, provided however that the General Meeting shall have the authority to make such distributions in the form of Shares in the Company, if a designation as referred to in article 4.2 is not in force.

42.4 Subject to the provisions of section 2:105 subsection 4 Dutch Civil Code, and these Articles the Joint Board may resolve to declare an interim dividend on Shares. Interim dividends may be distributed to the Shareholders, in proportion to the number of Shares held by each of them, either in cash or in Shares or other securities issued by the Company or by other companies, or a combination thereof, provided however that the General Meeting shall have the authority to make such distributions in the form of Shares in the Company, if a designation as referred to in article 4.2 is not in force.

42.5 Dividends shall be divisible among the Shareholders in proportion to the nominal amount paid (or credited as paid) (excluding the amounts unpaid on those Shares pursuant to article 5) on the Shares of each Shareholder without prejudice to the other provisions of this article 42. To the extent one or more payments on Shares are made during the period to which a dividend relates, the dividend on the amounts so paid on Shares shall be reduced pro rata to the date of these payments.

42.6 The Company can only declare dividends in so far as its shareholders equity (*eigen vermogen*) exceeds the amount of the paid up and called portion of the share capital, plus the statutory reserves (*wettelijke reserves*).

Proposed appropriation of the net result for the year

It is proposed to pay a final dividend of US5.0 cents per share. This proposal has not been reflected in these financial statements.

Auditors' Report

The report of the auditors, PricewaterhouseCoopers N.V., is presented on page 14.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers N.V.
Accountants
Prins Bernhardplein 200
1097 JB Amsterdam
P.O. Box 94071
1090 GB Amsterdam
The Netherlands
Telephone +31 (20) 568 66 66
Facsimile +31 (20) 568 68 88
www.pwcglobal.com/nl

To the Board of Directors and Shareholders of
James Hardie Industries N.V.
(formerly RCI Netherlands Holdings B.V.), Amsterdam

Auditors' report

Introduction

We have audited the financial statements of James Hardie Industries N.V. (formerly RCI Netherlands Holdings B.V.), Amsterdam, for the year ended March 31, 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the financial position of the company as at March 31, 2002 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code.

Amsterdam, May 14, 2002

PricewaterhouseCoopers N.V.

PricewaterhouseCoopers N.V.

EXHIBIT 99.6


James Hardie
ames hardie
200



CONTENTS

Our cover symbolises the strong business we already have and the blue sky we see in the future as we continue to develop new ways of making differentiated fibre cement products that can capture an increasing share of target markets.




USSED

James Hardie is a world leader in fibre cement, a unique building material for which there are rapidly-growing markets around the world.

Our exclusive manufacturing technology and proprietary product formulations give us a sustainable competitive advantage. We can build and operate manufacturing plants at lower cost than our competitors and make products they are unable to produce.

We have unrivalled economies of scale and the largest distribution coverage in each of our markets. The Hardie brand is recognised by distributors, builders, contractors and homeowners as being synonymous with superior quality and value.

Using sophisticated technology, including the world's leading fibre cement research and development capability, we are transforming a traditional industry.

Our goal is to create business opportunities for our customers, career opportunities for our people and wealth for our shareholders.


J HARDIE
6.25
HIGH

US$ million	2001	2002	% Change
Net Sales			
US Fibre Cement	373.0	444.8	19
Asia Pacific Fibre Cement	166.6	156.9	(6)
Other	1.3	5.2	300
Total Net Sales	**540.9**	**606.9**	**12**
Net Sales	540.9	606.9	12
Cost of goods sold	(360.8)	(401.6)	11
Gross profit	180.1	205.3	14
SG&A	(123.7)	(130.3)	5
EBIT before restructuring and other operating expenses	56.4	75.0	33
Restructuring and other operating expenses[1]	(15.5)	(28.1)	81
EBIT	40.9	46.9	15
Net interest expense	(13.2)	(16.0)	21
Other income (expense), net	1.6	(0.4)	(125)
Operating profit before tax	29.3	30.5	4
Income tax benefit (expense)	0.3	(3.9)	–
Net Operating Profit[2]	**$ 29.6**	**$ 26.6**	**(10)**

[1] *A detailed review appears in Management's Discussion and Analysis on pages 33-36*
[2] *From continuing operations*



LIGHTS

- We completed the transformation of James Hardie into a purely fibre cement company with strong growth prospects in existing markets and significant potential for further expansion in major international markets.
- We established a new corporate structure to generate higher returns for shareholders from our continuing international expansion than were possible under our old structure.
- We sold our US-based gypsum business and associated Las Vegas land for prices well in excess of book value.
- We significantly expanded fibre cement production capacity in the United States with the acquisition of the two additional fibre cement plants from Cemplank Inc.
- We further expanded USA production capacity with the commissioning of a new production line at our plant in Waxahachie, Texas.
- We ramped up several new businesses which have significant, long-term growth potential. These businesses are:

  > a small, but rapidly growing fibre cement business in Chile that has captured approximately 20% of the market in its first year and provides a platform for further expansion in South America
  > a fibre cement drainage pipe business in the United States that, despite start-up delays, continues to demonstrate the potential to become a large and profitable national business over the long-term
  > our fibre cement business in the Philippines, which has overcome several years of difficulties and is now poised for a profitable future.
- We completed the restructure of our Asia Pacific operations to help accelerate demand for fibre cement and reduce the cost of doing business across the region.
- We launched new, differentiated products in each of our markets with the aim of expanding sales in market segments in which we already compete, or entering new segments.
- We announced plans to build a pilot plant in California to begin manufacturing trials of a new generation of fibre cement roofing products. If successful, we will embark on full-scale manufacturing for the large USA roofing products market.
- Most businesses generated improved operating results compared to the previous year with EBIT before restructuring and other operating expenses increasing 33% to US$75.0 million.
- Bottom line profit was adversely affected by restructuring and other operating expenses. After including these charges, Net Operating Profit from continuing operations decreased 10% to US$26.6 million.
- Shareholders will receive a dividend of US 5 cents per share and, subject to approvals, a tax-free return of capital of US 20 cents a share. Including the capital return of US 5 cents a share paid in December 2001, shareholders will receive a total return of US 30 cents a share.

Chairman's Report



"We see a strong future for the focussed fibre cement business into which we have evolved."

ALAN MCGREGOR AO, CHAIRMAN

Focussed on fibre cement

This year has been one of considerable achievement for James Hardie, culminating in the successful transformation of the company into one of the world's leading fibre cement businesses.

The final step in this process came in April 2002, when we completed the sale of our US-based gypsum operations to the British group, BPB plc for US$345 million in cash.

As a result of the sale, we will pay a dividend of US 5 cents per share, and make a tax-free return of capital to shareholders of US 20 cents a share. Including the capital return of US 5 cents a share paid in December 2001, shareholders will receive a total return of US 30 cents a share.

Our aim now is to achieve market leadership in fibre cement in countries where we operate to sustain high rates of growth and attractive returns from our current investments, and to expand geographically.

James Hardie will now seek further international development of its fibre cement business, where it believes it can maintain a significant competitive advantage. This competitive advantage emanates from our technology, much of which is unique and proprietary to James Hardie.

Structured for success

During the year - and with overwhelming shareholder approval - the company completed a corporate restructuring.

The new structure will ensure that, regardless of where they live, shareholders can receive higher after-tax returns from the company's continuing international expansion than were possible under the old structure.



7.0
9.3
10.3
10.4
9.6
4.6
98
99
00
01
02

Dividends and Capital Returns Paid Per Share (US cents)

Capital Return   Dividend

A tax free capital return of US 20 cents a share will be made and is subject to shareholder approvals at the AGM in July 2002.



1.60
1.50
1.40
1.30
1.20
1.10
1.00
0.90
0.80
Apr 01
May 01
Jun 01
Jul 01
Aug 01
Sep 01
Oct 01
Nov 01
Dec 01
Jan 02
Feb 02
Mar 02

James Hardie's relative performance during the 2002 financial year (%)

James Hardie   S&P/ASX 100 Index   Building Materials Index







Products for the future
James Hardie already manufactures a wide range of differentiated products that offer benefits in terms of their performance and value. Significant work to develop new and improved products is continuing. Over the coming year, our investment in Research & Development is expected to increase to almost US$21 million.

The success of James Hardie's R&D is evident in the new products that were released in the past year, and that helped to increase sales and market share.

Almost 30% of our sales in the USA are now derived from products that have been developed and launched in the past five years.

This year, we will start production trials of a new generation of roofing products for the USA, using new technology that is proprietary to James Hardie. If successful, the company will enter the large USA market for roofing materials. The roofing market is substantially bigger than the market for siding in which we compete today.

Markets for the future
The company intends to continue to pursue new markets for its fibre cement products, both in countries where we already compete and in other countries where we can see good market opportunities.

Already, our re-organised Asia Pacific business is increasing exports to countries throughout the region and wider participation in Asia is being evaluated. Our Chilean business is being established as a platform for future growth in South America, and detailed assessments of other markets, such as in Europe are underway.

Opportunities for the future
There are opportunities for James Hardie's fibre cement products as safe, suitable substitutes for the asbestos cement products that are being progressively banned throughout the world. Asbestos containing products still account for more than half of the cement boards that are sold worldwide but this share is declining. Fibre cement could be a major driver and beneficiary of this change.

We also stand to benefit from the increasing move to lightweight construction methods that use steel or timber frames and sheet cladding systems, such as those using fibre cement, to create the interior and exterior walls of homes and commercial buildings.

Changes to the Board
I would like to thank Peter Willcox, who has retired from the Board after 10 years' service. Peter has been an enthusiastic and dedicated member of our Board and his advice and support have been invaluable.

In recent months we have appointed two consultants to the Board, strengthening our expertise in two specialised and strategically-important areas. They are both standing for election as directors at the Annual General Meeting in July. Their presence will enhance the increasingly international focus of the Board, and the company.

James Loudon has a distinguished background in finance and the construction industry, and his experience will be of great benefit to us as we continue to capitalise on the significant growth opportunities we see for fibre cement, particularly in Europe.

Dr Gregory Clark is a distinguished Australian scientist who has been highly successful working in the USA in the development and commercialisation of new technologies. These skills are highly relevant to James Hardie because the company's future success depends on its capacity to deploy new and innovative technologies in a traditional industry.

During the year, the Board established a Nominating and Governance Committee to assist us to ensure the governance of the company is an example of best practice in Australia, the USA, and the Netherlands, as set out in the recently adopted charter which forms part of this report.

Fibre cement for the future
James Hardie is well-equipped to face the future with confidence. In its major markets, the company's operations are the largest, lowest-cost manufacturers of fibre cement.

James Hardie's proprietary plant engineering, process technology and product formulations already enable the company to make and sell genuinely differentiated products at lower cost than competitors.

The company now has the corporate structure and financial strength to pursue its growth strategy.

On behalf of the Board I would like to thank James Hardie's employees. Whenever Board members visit the company's facilities and meet staff, we are reminded of the high calibre of the company's people, their passionate conviction in what they do each day and their drive to be the best they can be. The company is imbued with a culture that thrives on competition and highly prizes winning.

The emphasis on strategic and well-planned activities and the new initiatives, as seen by the various moves the company has made over recent times, is a hallmark of this culture. The company is well-served by its management team.



Alan McGregor AO
Chairman

Images left to right – More than three million American homes now feature James Hardie's fibre cement products.
The award-winning CMX™ Compact Masonry Walling System creates low-maintenance, rendered and textured walls.
Production trials of our new generation roofing product start this year.

Chief Executive Officer's Report



"We have created a platform for strong growth."

PETER MACDONALD, CHIEF EXECUTIVE OFFICER

The company ended the year on a particularly strong note.

While there were costs to establish our new corporate structure and reconfigure our operations, these expenses are already yielding the desired returns and we expect this to continue.

We are now focussed on expanding our fibre cement business, in existing and new markets, to generate strong growth and sustainable high returns on our investments.

Key Points

Our US Fibre Cement business recorded another year of strong growth and is well-positioned to expand further.

Sales from our Asia Pacific Fibre Cement segment increased in Australian dollars and our Philippines business achieved its first ever profit during the last quarter of the year.

We increased spending on research and development so that we can accelerate development of new technologies that have attractive commercial potential.

We continued to evaluate markets for fibre cement around the world with a view to further expanding our geographic presence.

USA

Demand for our fibre cement continued to grow strongly. Sales revenue and volume increased markedly and, combined with a higher average selling price, EBIT* increased 34% to US$98.4 million. Housing activity in the United States remained at high levels and we see no signs of an imminent slowdown.

We continued to expand production capacity to accommodate growing demand for our products. In Texas, we commissioned a new 200 mmsf per annum capacity production line at our plant at Waxahachie to give us additional capacity. In December 2001, we acquired the fibre cement manufacturing plants in Pennsylvania and South Carolina from Cemplank Inc. This will help us grow sales in important regional markets within the USA, as well as reducing our logistics costs.

Net Sales (US$ million)


Other 5.2
Asia Pacific Fibre Cement 156.9
US Fibre Cement 444.8

Assets (US$ million)


Other 45.5
Asia Pacific Fibre Cement 147.6
US Fibre Cement 420.3

EBIT* (US$ million)


Asia Pacific Fibre Cement 22.4
US Fibre Cement 98.4

Operational EBIT of R&D and other was a loss of US$18.2 million







The completion of a second production line at our plant in Peru, Illinois later this year will take our total annual production capacity in the USA to more than 2 billion square feet.

In the coming year, we will start commercial production trials of a new generation of roofing products for the United States market using James Hardie-developed technology which has significant proprietary value. The market for roofing is larger than the siding market in which we have already been highly successful, and therefore offers us a significant growth opportunity.

To generate further growth in demand for fibre cement in the United States, and sustain attractive margins, we will continue to introduce differentiated products. We are also implementing strategies to increase sales of fibre cement for repair and remodelling applications.

Australia
Sales revenue fell due to more competitive pricing, but sales volume was almost unchanged. These results reflect the downturn in the new housing market, which affected results in the first quarter of the year. Performance trends in the latter part of the year showed significant improvement over the first half and these trends are continuing.

EBIT increased 212% to US$18.4 million after allowing for restructuring expenses associated with the cessation of manufacturing at the Welshpool site in the prior year. Disregarding restructuring expenses in the prior year, EBIT fell by 14%.

We expect the current high level of residential building activity to moderate somewhat as interest rates, although relatively low, have increased and the Government's First Home Owner's Scheme will be reduced from June.

We will effectively target this market using the new, differentiated products we introduced during the year. With additional manufacturing and supply chain efficiencies, we expect to deliver higher sales revenues and improved profitability.

New Zealand
Sales revenue remained unchanged, a satisfactory result given subdued demand from the new residential housing market. This was partly offset by increased sales to the commercial building market.

EBIT increased 30% from US$4.0 million to US$5.2 million, primarily due to changes in our sales mix and lower manufacturing costs. We expect strong growth in residential building in the coming year, with new housing starts forecast to be up 11% compared to the last year.

We also expect sales growth from the launch of two new products, Monotek® and Linea®, both of which are generating a positive response from customers.

Philippines
Sales revenue increased due to higher sales volumes in domestic and export markets and an increase in the average selling price. The business was cashflow positive for the full year, reducing the EBIT loss of the previous year by US$4.3 million to US$1.2 million. The business made its first ever profit in the 4th quarter of the year.

Chile
Our Chilean operation began commercial production in March 2001 and is still in start-up mode, which resulted in a full-year operating loss. Despite this, it has successfully captured around 20% of the country's fibre cement flat sheet sales with its EconoBoard™ and DuraBoard™ products.

As expected, we are encountering strong competition, and we have employed pricing strategies accordingly. We expect steady growth in sales volumes to continue as the business builds brand awareness and further develops its distribution channels.

US FRC Pipes
FRC Pipes commenced production at a new plant in Florida in March 2001 and is increasing sales volumes each quarter. Start-up costs resulted in an operating loss for the year.

Larger diameter pipes have been added to the range, enabling the business to compete for a larger number of construction projects. Significant improvements have also been incorporated into the manufacturing process.

The business has secured major distributors, increasing sales in the south-east, and is well-positioned to take advantage of growing demand as construction contractors realise the benefits offered by FRC pipes.

Future
Most businesses improved their operating performance during the latter half of the fiscal year, and we expect this performance trend to continue. Our businesses have strategies in place to deal with the economic and trading conditions they will encounter, and all have plans to launch new, differentiated products designed to increase sales. Sales of existing products are also expected to grow. We are planning additional improvements in manufacturing, aimed at reducing costs further. Revenue growth and lower costs are expected to lead to increased profitability.

* *Before restructuring and other operating expenses*



Peter Macdonald
Chief Executive Officer

Images left to right – Linea®, a new weatherboard, has been launched in New Zealand. James Hardie siding is ideally suited to traditional American architectural styles. Cemplank's Blandon, Pennsylvania, plant was acquired in December 2001.

Products



"Investors are attracted to the commercial potential of our proprietary technology and the high growth in sales of our products that result from our technology advantage."

GREG BAXTER, SENIOR VICE PRESIDENT, CORPORATE AFFAIRS



VERANDAH
DINING
LIVING
BED 3
E/S
BED 2
WIR
HALL
ENTRY
STAIRS UP
FAMILY
KITCHEN
BATH
BED 4
BED 5
VERANDAH
Decks
Sheets for use as a base for waterproof and non-waterproof decks
Internal Walls
Pre-finished, decorative linings for internal walls
Floor Underlay
Base for cork, vinyl or ceramic tiles
Wet Area Lining
Wall or floor substrates in wet areas such as bathrooms, kitchens and laundries
Pre-finished decorative sheets for wet areas


Roof
Timber-like roof shake
(now under development)
Trims
Decorative finishes for
fascia and around
windows and doors
External Cladding
Sheets and complete
textured, coloured and
monolithic walling systems
Eaves and Soffits
Lining for eaves, soffits and
breezeways
Architectural Columns
Decorative or structural
columns
External Cladding
Planks, shingles, panels
and weatherboards

XIBLE

James Hardie pioneered the development of its fibre cement technology in the late 1980s.

The company's famous "Hardie" brand products offer a range of advantages, such as better durability and appearance, over traditional building materials. Fibre cement is versatile. It provides greater flexibility for lightweight construction and can be used in a wide variety of architectural styles.

James Hardie's fibre cement products are ideal substitutes for brick, masonry, concrete, wood and vinyl across a range of construction applications. Our products are easy to cut, nail and paint, require minimal maintenance and can be used to create a wide range of profiles, textures and colours on the finished surface.

Today, our fibre cement can be used in a variety of residential and commercial applications including:

- as external cladding in the form of planks, panels, shingles and other designs
- to line eaves, soffits and breezeways
- as a wall or floor substrate for ceramic tiles in wet areas such as kitchens, bathrooms and laundries
- as a ceiling lining or floor underlay
- for external and internal wall systems
- as partitioning
- for commercial facades
- as decorative and structural columns
- for trim, fascia and other decorative applications
- for fencing
- as underground drainage pipes.

The applications on this page show some of the many ways James Hardie fibre cement is used in our major markets today.


Global Potential
GROW


Peru IL
Tacoma WA
Blandon PA
Fontana CA
Summerville SC
Waxahachie TX
Cleburne TX
Plant City FL
Manila
Brisbane
Sydney
Auckland
Santiago
Growth Potential
Manufacturing Operations


TH

James Hardie's strategy is based on achieving high rates of growth and attractive returns on invested capital.

We aim to grow by developing differentiated *products and making them for the lowest* cost. Larger numbers of customers will choose our products if they offer better value than products offered by competitors.

Our rapid growth over the past 10 years in the United States has arisen because we have developed products for large market segments in which fibre cement has become a superior alternative to traditional materials.

We are starting commercial trials of a new roofing product in the USA, with the aim of eventually winning a large share of that country's roofing products market, which has annual sales of around 11 billion square feet.

Our new roofing products technology may also enable us to compete in markets in Europe, Asia Pacific and South America.

We see substantial potential for fibre cement drainage pipes in the United States, and our emerging business is pursuing a significant share of the US$2 billion market for these types of products.

Our Florida pipe plant is now producing a range of pipes and local engineers and civic authorities are recognising that our product offers equivalent performance for a *significantly lower installed cost. Long term,* our goal is a national pipe business with a network of manufacturing plants.

In the Philippines we have secured about 20% of applications that were once dominated by plywood, because fibre cement is significantly more durable than plywood in hot, humid and wet climates where termites are also prevalent.

Some years ago, we identified an efficient and low-cost regional manufacturing hub as the best way of exporting products in Asia. Our Philippines plant is now fulfilling this role.

Our target in Chile and South America is market leadership. The potential market here for our types of products is already about twice the size of the USA market and we believe we can succeed by making better quality products at lower cost than competitors.

We also expect to achieve growth from two other significant trends. The first is *lightweight framed construction, which* allows for faster, lower-cost construction, better quality finishes, greater design flexibility and superior durability.

The second is the worldwide move away from building materials that contain asbestos. In Asia alone, asbestos containing products command almost 90% of the 8-billion square feet a year market for cement boards. In South America, asbestos containing products have 80% of a market of almost 2 billion square feet a year.

James Hardie pioneered the development of asbestos-free fibre cement technology in the 1980s and our goal is a large share of markets in which fibre cement can offer advantages over traditional materials.



US Fibre Cement



“We are committed to growing demand for our products.”

LOUIS GRIES, EXECUTIVE VICE PRESIDENT

Plant Locations and Annual Production Capacities
Total Annual Production Capacity 2.1 Billion Square Feet



Peru IL 400mmsf*
(upgrade in progress)
Tacoma WA
200mmsf*
Fontana CA
180mmsf*
Blandon PA
120mmsf*
Summerville SC
190mmsf*
Plant City FL
300mmsf*
Cleburne TX
485mmsf*
Waxahachie TX
260mmsf*

* Million Square Feet



Our business

We manufacture fibre cement products at eight plants in the United States. Our products are primarily used in residential construction as exterior cladding and internal linings.

We are the lowest cost and most profitable producer of fibre cement in the USA and the largest single producer of siding products in the country.

Strategy

- Grow the markets for fibre cement products.
- Grow our overall market position while defending our share in exisiting market segments.
- Offer differentiated products with superior value that customers prefer to alternatives so that we can achieve high returns and sustain our competitive advantage.
- Optimise the earnings from our desired rate of market penetration.

Results

- Sales revenue increased 19% to US$444.8 million
- Sales volumes increased 16% to 988.5 million square feet
- Selling price increased 3% to US$450 per thousand square feet
- EBIT[1] increased 34% to US$98.4 million
- EBIT margin[1] increased 2.4 percentage points to 22.1%

Trading conditions

- Continuing strong growth was achieved despite a temporary softening of market conditions post the September 11 terrorist attacks.
- Housing starts for the 2001 calendar year were 1.6 million.






98.4
72.3
73.5
48.9
37.6
98
99
00
01
02
EBIT¹ (US$ million)

Highlights

- Acquired Cemplank's two fibre cement plants in Pennsylvania and South Carolina.
- Completed a major upgrade to the plant at Waxahachie, Texas, adding a high-speed production line which increased capacity to 260 million square feet a year.
- Generated strong sales for Hardibacker 500™, our new, thicker, lightweight half-inch backer board which was created using our proprietary second generation (G2) technology.
- Achieved strong growth in sales of differentiated, premium-priced products such as Harditrim® and vented soffits.
- Rolled out EZ Line™ planks which allow for easier and faster installation.
- Launched the ColorPlus™ Collection, a lap siding range that is pre-finished in colours that don't require painting after being installed.
- The ColorPlus™ Collection won a prestigious HOME Magazine American Building Products Award for its "breakthrough technology, progressive design and practical approach to home construction and renovation".


988.5
852.3
724.9
586.2
416.1
98
99
00
01
02
Total Volume (mmsf)


USA Siding Market Share
Fibre Cement 13%
Aluminium 1%
Cedar 5%
Plywood 1%
OSB 3%
Other 2%
Hardboard 9%
Masonry 2%
Stucco 7%
Brick 8%
Vinyl 49%

Outlook

- Housing market expected to remain healthy with housing starts forecast to settle into sustainable patterns of around 1.6 million for calendar year 2002.
- Increased price and growth in demand expected to be achieved through the introduction of new, differentiated products.
- Specific growth strategies planned for the repair and remodel and vinyl siding markets.
- Further cost efficiencies planned in manufacturing.

US Fibre Cement

(US$ million)	1998	1999	2000	2001	2002
Sales Revenue	181.1	245.6	310.5	373.0	444.8
EBIT¹	37.6	48.9	72.3	73.5	98.4
EBIT	37.6	48.9	72.3	73.5	85.8
Assets	188.9	231.7	263.6	336.8	420.3
Volumes (mmsf)²	416.1	586.2	724.9	852.3	988.5
Average Selling Price (per msf)³	US$ 435	US$ 419	US$ 428	US$ 438	US$ 450
EBIT Margin¹ %	20.8	19.9	23.3	19.7	22.1
EBIT Margin %	20.8	19.9	23.3	19.7	19.3
Employees	540	826	858	1,140	1,177

¹ *Before restructuring and other operating expenses*
² *Million square feet*
³ *Thousand square feet*

Images left to right – Our products are durable in all climates.
Hardibacker® sheets now have a 22% share of the US market for tile backer boards used in kitchens, bathrooms and laundries.
The new and improved Harditrim® exterior trim has the look and character of natural wood without the maintenance problems.

Research and Development


OPPOR



" Research and development is key to developing new technologies which will allow for expansion into new product markets and geographics."

DON MERKLEY, VICE PRESIDENT, RESEARCH & DEVELOPMENT

To take advantage of the opportunities we have identified for fibre cement, we must continue to develop products that offer advantages over alternatives such as brick, concrete, wood, vinyl and stucco. The extent to which we are successful largely depends on our fibre cement product and process technology, much of which is unique to James Hardie.

Investing in research and development allows us to create the differentiated products we need to enter new markets. It also enables us to improve our process technology, and reduce our capital costs and our operating costs.

Research and development at James Hardie

In the coming year, James Hardie expects to increase its investment in research and development to US$21 million. We employ 120 scientists, engineers and technicians in Core Research, and Product & Process Development.




TUNITY

Core Research, based at our Global Research & Development Centre in Sydney, Australia, develops the technologies that will allow us to create the next generation of products and production processes.

Product & Process Development units in Sydney and in Fontana, California, transform these technologies into new products that meet specific market needs, and into new and more efficient ways of manufacturing our products.

Our research and development work is aimed at extending our global fibre cement leadership in areas such as:

> engineered raw materials
> proprietary product formulations and
> new engineering and manufacturing process technologies.

Our goal is to develop lightweight and durable products for all climates, and for all parts of a building, from external walls, to trims, soffits and roofs to internal walls, floors and ceilings.

By developing new and innovative ways for fibre cement to replace traditional materials, we can expand the market for fibre cement and command a large share of fibre cement sales.

Recent examples of this strategy include:
> the new technology that is being used to trial the manufacturing of a new fibre cement roofing shake for the large USA market
> a new, thicker and lightweight trim product being sold as a replacement for wood in the USA
> a new, thicker and lighter weatherboard, Linea®, which was recently launched in New Zealand
> the thinner, lighter HardiFlex® lite ceiling sheet developed for the Philippines as a substitute for plywood
> improved accessories and more dimensionally precise fibre cement sheets for use in commercial facade systems in Australia.

Over the past ten years, advances in process technology have allowed us to build new plants significantly faster and at a lower cost than our competitors. We have also been able to significantly reduce the incremental cost of additional capacity at existing sites.

At the same time, we have reduced the cost of key raw materials by improving yields and developing alternative sources of high quality, low cost fibre.

Fibre cement opportunities for the future

Fibre cement is gaining market share wherever we compete. The gains we have already made in research and development give us confidence that there are still many significant worldwide opportunities for fibre cement.



Asia Pacific Fibre Cement





"We will use our low cost advantage and superior fibre cement technology to grow the market for fibre cement."

JOHN MOLLER, EXECUTIVE VICE PRESIDENT

Plant and Office Locations Asia Pacific



Korea
Taiwan
Manila
Malaysia
Papua New Guinea
Brisbane
Perth
Sydney
Auckland
Adelaide
Melbourne
Plant
Sales Office
Sales Office and Plant

Regional business

We manufacture fibre cement products in Australia, New Zealand and the Philippines and sell these throughout the Asia Pacific region. Our products are used for external cladding and internal lining applications in residential and commercial construction.

In Australia, we also manufacture fibre reinforced concrete pipes for industrial and commercial use, and fibre cement columns for residential and commercial use.

Regional strategy

- Promote the use of fibre cement products by targetting segments that value durability, fire resistance and aesthetics.
- Reduce costs through further manufacturing and supply chain efficiencies to improve our competitive position domestically and in export markets.
- Introduce new, differentiated products to increase the level of market penetration in existing and new markets.
- Establish a best-practice development capability.
- Grow the demand for fibre cement in Asia through the use of distribution partners.
- Capitalise on demand for fibre cement as an alternative to asbestos-containing products that are being banned in the region.

Regional highlights

- Export sales continued to grow due to better coordination of manufacturing capacity in the region and more aggressive sales and marketing.
- A concerted effort has been launched to grow demand for fibre cement, through better alignment of marketing, R&D and product development activities.
- An Innovation Program was launched to systematically develop new ideas for products and business improvements.
- A new information system was implemented to integrate key functions with the aim of improving the quality of information for decision-making and increasing the speed and cost efficiency of business processes.
- Manufacturing costs were significantly reduced due to the closure of the West Australian plant, and manufacturing efficiencies in all plants.





AUSTRALIA

Strategy

- Improve returns.
- Reduce costs to compete effectively against lower-priced competing products.
- Achieve growth by introducing new and differentiated products that allow us to compete in market segments in which fibre cement is not currently or widely used.

Results

- Sales revenue decreased 9% to US$100.7 million
- Sales volumes remained nearly unchanged at 219.5 million square feet
- Selling price decreased 2%
- EBIT[1] decreased 14% to US$18.4 million
- EBIT margin[1] decreased 1.0 percentage point to 18.3%

Trading conditions

- There was a recovery in demand for materials for residential housing renovations due to low interest rates and the Government's First Home Owner's Scheme.
- Increased competition from domestically produced and imported products.

Highlights

- A number of new and improved products were launched to grow demand for fibre cement. These included:
  > The launch of the CMX™ Walling System in New South Wales, substantially increasing the potential market for this system. The system is already available in Queensland, Victoria and South Australia.
  > The launch of two new internal lining products, HardiGlaze® Tile Sheet, a fibre cement sheet embossed with a square tile pattern finished with a high gloss white coating, and HardiGroove™ Lining, a fibre cement sheet finished with v-shaped grooves for the appearance of traditional timber tongue and groove panelling.
  > Improved fibre cement sheets and accessories for the D3-1000™ and D3-ComTex™ Facade Systems to make them easier and faster to fix, and more attractive once installed.
  > A new air extraction system was developed for the use of FRC pipes in multi-storey residential construction.
- The Perth fibre cement plant was closed to enable the lower-cost plants in Sydney and Brisbane to supply products for all customers nationwide. Sales and distribution operations have been retained in Perth to sustain high levels of customer service.

"With new, differentiated products and the increase in lightweight construction, we are well-placed to improve returns."

ROD VAUTIER, GENERAL MANAGER SALES AND MARKETING

Outlook

- Australian housing starts forecast to be flat.
- The current high level of residential building activity could be affected by increased interest rates and the lowering of the Government's First Home Owner's Scheme.
- Increased sales and profitability expected from the introduction of new, differentiated products and manufacturing and supply chain efficiencies.

[1] Before restructuring and other operating expenses.


35.9
20.2
23.9
19.9
22.4
98
99
00
01
02

Asia Pacific EBIT[1] (US$ million)

Images left to right – Our fibre cement panels are increasingly used for facades on commercial buildings in Australia. HardiGroove™ Lining is one of two new internal lining products launched in Australia this year. James Hardie leads the world in the manufacture of fibre reinforced concrete pipes.

People


PASS



" We attract people who are passionate about what they do, and who love winning."

DAVE MERKLEY, VICE PRESIDENT, MANUFACTURING

James Hardie provides a challenging and rewarding environment for employees who are highly motivated, enjoy solving problems, and are hungry for success.

We aim to attract talented individuals with diverse skills and backgrounds who can help us enhance our industry leadership position. We encourage people who have the drive, confidence, talent and energy to confront and overcome challenges head-on, search for innovative solutions and achieve targets that stretch them.

The ability to take well-calculated risks and learn from failure, and the motivation to undertake continuous personal and professional development, are all things we look for when recruiting and promoting people.

Whether we are developing a new product, acquiring a business, building a new plant, improving product quality or installing a new business system, we believe that these sorts of people, working as members of a team, will ensure the best result.


IONATE

Our continuous, rapid growth, creates a challenging culture, and places a lot of demands on our people. In return, they have the satisfaction of being part of a winning team and are committed to helping us retain and expand on this position.

Environment, Health & Safety

Our goal is an incident free workplace. We believe our employees have a fundamental right to work in a safe and healthy environment and that the company and each employee share responsibility for creating and maintaining this environment.

In the year ending March 2002, the US Fibre Cement business introduced a process to achieve an Injury Free Culture in all its facilities. While the total case incident rates were the same as last year, the number of serious injuries was significantly reduced. The business's goal for 2003 is to reduce its total case incident rate by a further 25%.

To achieve this, it has implemented a Supervisor Accountability program called On the Front Lines. Supervisors and other management employees are being taught to define, measure and reward specific safety actions and activities to improve overall safety performance. The message is that production, quality and safety are equal partners in a successful organisation.

Businesses in the Asia Pacific region recorded an almost 30% reduction in their overall total case incident rate. The lost workday rate also fell. The region is now working to achieve a further 20% reduction for the year ending March 2003. To help, it has introduced a safety communication program that aims to bring about a cultural change where people see safety as a philosophy for life.

Superannuation

All James Hardie employees have access to superannuation or individual retirement savings plans.

Share plans

We encourage our people to become shareholders and think and act like owners of James Hardie by contributing to our value-creating objectives. Many employees participate in our share and option plans.

Training

We are committed to leadership and people development, skills training and graduate development and recruitment programs. The latest illustration of this is a three-tier training and development program developed by James Hardie in the United States, in conjunction with local tertiary education institutions. The program will be reviewed over the next 12 months with a view to expanding it further in the future.



Asia Pacific Fibre Cement

Continued

"With our new and differentiated products, and continued strong customer focus, we will strengthen our position of market leadership."

BOB MARKHAM, GENERAL MANAGER, NEW ZEALAND



15.9
11.1
11.8
11.9
14.3
98
99
00
01
02

Asia Pacific EBIT Margin[1] (%)



330.1
314.0
333.8
318.9
320.7
98
99
00
01
02

Asia Pacific Total Volume (mmsf)

NEW ZEALAND

Strategy

- Grow the market for fibre cement.
- *Defend our market share by offering* differentiated products in new and existing segments.
- Continue to reduce manufacturing costs.
- Retain key distributors.

Results

- Sales revenue remained unchanged at US$38.0 million
- Sales volumes decreased 1% to 36.4 million square feet
- Selling price increased 3%
- EBIT increased 30% to US$5.2 million

Trading conditions

- New residential construction activity was soft due to low economic and consumer confidence and over-supply of new houses following strong building activity in 1999.
- Demand increased in the non-residential and commercial building segments.

Highlights

- Monotek®, *a monolithic exterior cladding* system, was launched. Monotek® generated progressively higher sales in each quarter after its launch early in the year.
- A new marketing program, James Hardie Show Homes was launched, presenting a series of prime-time television segments featuring builders, designers and homeowners talking about their use of James Hardie building products. Good sales growth has already been achieved.
- Linea®, a new weatherboard system, was developed using the company's proprietary low-density technology to create a thicker, lighter board that lets homeowners re-create the thick profile and commanding shadow-line of traditional New Zealand weatherboards.
- Increased sales to the commercial construction market were achieved with Harditex™ Premium, Hardipanel™ Titan and Hardipanel™ Compressed fibre cement sheets for use in facades.
- Good sales growth was also achieved for premium HardiGlaze® Sheet products which feature a square tile pattern and a high gloss coating for use in wet areas such as kitchens, bathrooms and laundries.

Outlook

- *Good growth in residential building activity* is expected.
- Profit is expected to increase through growth in sales of higher margin products and through manufacturing efficiencies.






FOR CEILINGS AND WALLS
HARDIFLEX
BUILDING BOARDS

" Improvements in our operations and the launch of new products put us in a strong position for further growth in the Philippines and in our export markets."

JOHN BALASS, PRESIDENT, PHILIPPINES

Asia Pacific Fibre Cement

(US$ million)	1998	1999	2000	2001	2002
Sales	226.0	181.4	203.3	166.6	156.9
EBIT[1]	35.9	20.2	23.9	19.9	22.4
EBIT	30.8	16.7	19.8	4.4	22.4
Assets	205.2	216.6	179.1	139.9	147.6
Volumes (mmsf)[2]	330.1	314.0	333.8	318.9	320.7
Average Selling Price (per msf)[3]	A$ 862	A$ 836	A$ 879	A$ 857	A$ 861
EBIT Margin[1] %	15.9	11.1	11.8	11.9	14.3
EBIT Margin %	13.6	9.2	9.7	2.6	14.3
Employees	1,527	1,511	1,302	1,179	1,041

[1] Before restructuring and other operating expenses
[2] Million square feet
[3] Thousand square feet

Images left to right – Monotek® is a new fibre cement cladding system that is allowing New Zealand's builders to introduce more innovative design.
HardiFlex® lite, a new 3.5mm board for internal ceiling applications, is rapidly replacing plywood in the Philippines.
HardiFlex® has strong brand awareness in the Philippines as a result of high profile marketing campaigns.

PHILIPPINES

Strategy

- Aggressively grow the market for fibre cement.
- Provide products and systems that substitute for plywood in new housing, for repairs and renovations, and for shopping malls.
- Promote fibre cement as the best replacement for asbestos-containing products.
- Develop the market for fibre cement siding products for new housing.
- Use manufacturing capacity to supply growing export markets in Asia Pacific.
- Pursue further manufacturing and operating efficiencies.

Results

- Sales revenue increased 3% to US$18.2 million
- Sales volumes increased 3% to 64.8 million square feet
- Selling price increased 11%
- EBIT loss of the previous year reduced by US$4.3 million to US$1.2 million

Trading conditions

- Domestic demand was soft due to weak consumer confidence associated with general economic and political uncertainty.

Highlights

- Improvements in overall production efficiency, purchasing and logistics helped to drive costs down.
- Export sales increased.
- Cashflow positive for the full year.
- EBIT positive in the 4th quarter.
- Increased market penetration for HardiFlex® with HardiFlex® Thick and HardiFlex® PRO launched for distribution to hardware stores.
- Launch of HardiFlex® lite, a thinner, lighter sheet specifically designed for the Philippines ceiling market.

Outlook

- Stronger markets expected for building and construction.
- Continued growth in demand for HardiFlex® lite is expected to help fibre cement take further market share from plywood.

Designing and Building





> " Fibre cement can help create houses that are both well-designed, and economical – real spaces that people can afford ... and get pleasure out of living in."

GABRIEL POOLE, ARCHITECT, GABRIEL & ELIZABETH POOLE DESIGN COMPANY

The system of fixing fibre cement sheets to lightweight steel and timber frames contributes to more creative design, faster construction and more cost-efficient housing.

Lightweight construction makes it easier for designers to incorporate unusual shapes and interesting features to create inspirational designs. Many appreciate the inherent benefits of fibre cement materials, including their simple finish. Others like the fact that they can be finished with colours and textures that contribute to the total design.

Fibre cement building products are manufactured with consistent, precise dimensions. This helps builders with their estimating and makes fixing faster and easier.

Specific Benefits of Fibre Cement
From shingled siding, to lap siding to weatherboards, flat sheets and complete textured and coloured walling systems, James Hardie products allow builders and designers to quickly and cost-efficiently create designs to suit their markets, from traditional American-style homes, to more modern structures.




AL

In the United States, James Hardie exterior sidings provide durable, attractive alternatives to traditional wood composite, cedar, vinyl, brick or stucco sidings. Unlike some traditional materials, James Hardie siding products won't rot, warp, twist, crack, split, buckle, or swell, whether they are used in the wet, moisture-rich areas of the Pacific Northwest, or the cold, icy winters of the Northeast and Midwest. They're also non-combustible, moisture and insect resistant.

Builders and homeowners in the Asia Pacific region appreciate these and other benefits. In Australia, homeowners can enjoy bigger rooms for the same footprint, thanks to the CMX™ Walling System, while those in the Philippines appreciate the fire and moisture-resistant features of HardiFlex® lite ceiling lining.

Benefits for Builders

James Hardie works closely with designers and builders to provide the materials and support they need to communicate the features and benefits of fibre cement. We have strategic marketing relationships with leading American builders, helping them differentiate themselves from the competition, and communicate the fact that, by offering James Hardie siding products, they are offering superior value. This approach is particularly effective in the large, emerging markets in the country's north.

Here, model homes proudly carry plaques that proclaim they are "protected by James Hardie siding" and prospective homeowners can see and touch James Hardie product samples, and compare them to traditional vinyl siding. Take-home product samples, branded with the builder's details, keep the James Hardie name in their minds.

Major Awards

James Hardie siding products feature prominently at major home and building events in the USA, where they are frequently identified as the siding of choice for builders who win prestigious awards, such as the Best in American Living Awards Home of the Year. Leading homemaker magazines have also selected James Hardie siding for their 2002 Idea or Dream Homes, and will feature these through the year. In Australia, James Hardie provides builders and designers with material they can use to explain product features, and technical literature to guide them through installation. Displays give homeowners an opportunity to touch James Hardie products and see what others have achieved using them.

New Zealand uses its Show Homes television interviews with designers, builders and homeowners to explain the benefits its products offer everyone involved in creating a home, and to inspire people with the results they can achieve. Now James Hardie has taken its design involvement even further by commissioning six architects to create designs featuring the new Linea® Weather-board, to show what can be achieved. Homeowners will be able to buy the plans.

In the Philippines, James Hardie demonstrated its sensitivity to customer needs by developing HardiFlex® lite for ceiling applications.

From concept to creation, James Hardie fibre cement building products are contributing to inspirational design, innovative building solutions and comfortable homes.





Chile


James Hardie Chile

Our business

We manufacture fibre cement products for interior and exterior wall applications in houses and multi-family housing developments. Our core products are EconoBoard™, a flat sheet targeted to builders of small-scale homes and additions, and DuraBoard™, a premium flat sheet targeted to larger scale builders working mainly in the social housing sector.

Strategy

- Increase the market penetration of James Hardie fibre cement products.
- Develop and introduce new value-added products that differentiate James Hardie from competitors.
- Develop and strengthen relationships with key builders and distributors.
- Continue to focus on improving operating efficiency to reduce costs.

Results

- Sales revenue grew each quarter, in line with the expected growth of the business from start-up in its first full year.

Trading conditions

- Chile's economy was adversely affected by Argentina's poor economic situation.
- Average selling prices were affected by competitive market conditions, including discounting by competitors in response to our market entry.

Highlights

- Following the start-up of the plant in early 2001, production capacity is being ramped-up, heading towards an annual capacity of 35 million square feet.
- We began production and recorded strong sales of EconoBoard™.
- The subsequent introduction of DuraBoard™ also generated strong sales in its first year.
- We secured access to important distribution channels through agreements with large distributors, Ceramica Santiago and Homestore.
- Sales and marketing infrastructure was added to support planned growth.

Outlook

- Expected growth in sales volumes as the business builds brand awareness and develops its distribution channels.

> "Our goal is to become the market leader in Chile and then expand into other South American countries with the aim of creating a large regional business and achieving industry leadership."

STEPHEN BRAGUE, REGIONAL DIRECTOR

	US$ Billions	Million People
	GDP	Population
Argentina	295	37.5
Brazil	659	168.3
Chile	68	15.4
Mexico	567	98.6


114,283
96,284
111,495[1]
128,428[2]
99
00
01
02

Chilean Housing Starts
[1] *Estimated*
[2] *Projected*

Images left to right – In just 12 months, James Hardie has set new standards for product range, performance and service in the competitive Chilean market.
Contractors in Florida are recognising the savings in installation costs they can achieve using Hardie's FRC pipes.
Hardie's FRC pipe is light, long and strong.

US Pipes

Our business

We manufacture large diameter fibre reinforced concrete pipes (*f*RCP™) at our new facility in Plant City, Florida. Our pipes are used for drainage in civil and commercial construction and in the development of residential sub-divisions.

Strategy

- Aggressively grow the market for James Hardie fibre reinforced concrete pipe against competing products.
- Position *f*RCP™ as a lower-installed cost alternative to steel reinforced concrete pipes.
- Target the large USA civil engineering and construction products market which is benefiting from the USA Government's transport infrastructure program.
- Participate in key markets across the USA.

Results

- Sales revenue and volume grew each quarter as market awareness increased and the range of products expanded.

Trading conditions

- Highway construction declined slightly but remained at historically high levels.

Highlights

- Product range was expanded to include 12", 15", 18", 24" and 30" diameter drainage pipes. The larger diameter pipes enable the business to compete for an increasing number of construction projects in the south-east.
- The appointment of a third national distributor helped generate increased demand in the south-east and provides a platform for future sales growth across the USA.
- Growing market acceptance led to steady growth in sales within the first year of local manufacturing.
- Significant progress was made in achieving regulatory approvals.
- The Florida Engineering Society awarded the 2001 Governor's New Product Award in the Large Company Category to Hardie Pipe for HardiStorm *f*RCP™ speed drain.

Outlook

- Production expected to increase to meet growing demand as awareness increases among construction contractors.





"Contractors love our pipe because it is light, long and strong and allows them to complete jobs faster and at lower cost than if they were using traditional steel reinforced concrete pipe."

ROB BOTTEMA, SALES AND MARKETING MANAGER, US PIPES

USA Large Diameter Pipe Demand by Application


Water Distribution 14%
Sanitary Sewer 7%
Other 13%
Drain & Irrigation (Pressurised) 6%
Drain & Irrigation (Non-Pressurised) 13%
Storm Drainage 47%

Environment


FUTUR



> " Our targets for recycling, waste reduction and conservation of resources far exceed the regulatory standards. Our goal is zero waste manufacturing."

PETER SHAFRON, GENERAL COUNSEL

Growing demands for energy conservation are leading to the increased use of products that require less energy in their production, and that are more efficient when they are installed. James Hardie fibre cement products are meeting both challenges.

Our research and development program includes a life cycle assessment of our fibre cement products, which considers factors associated with raw materials and their processing, manufacture, construction activities, use and eventual demolition and/or disposal, including the possibility of recycling in some way.

Our aim is to continuously improve the resource use and energy efficiency of our operations, and improve the environmental performance of our products. To achieve this, we implement management strategies and programs that:



Use renewable and recyclable resources as raw materials
The raw materials used in fibre cement production are abundant. The cellulose fibre is obtained from unbleached, plantation wood pulp and silica is ground from sand or crushed quartz rock.

Cement is the biggest contributor to the environmental impacts of fibre cement products, because of the energy requirements and emissions associated with cement manufacture. The cement industry continues to improve its environmental performance by introducing new, cleaner technologies.

Conserve water, resources and energy
The water used in our plants is recycled numerous times and is neutralised before discharge. Some of our plants are now running closed loop water systems and we are investigating possible extension of this technology to more of our operations.

The major energy inputs in fibre cement production come from the cement content and the high-pressure steam curing of the product. Where possible, the steam is generated as a waste by-product from other industries. At one James Hardie plant, for example, excess refinery gas and natural gas are sourced from an adjoining oil refinery and used as boiler fuels for raising steam.

Minimise waste by recycling process materials
Solid wastes such as trimmings and scrap, fine particles and reject green sheets are reintroduced as raw materials. Solid waste that can't be re-used is certified by authorities as non-toxic and non-hazardous material, that can be safely disposed of in a landfill or sold to be re-used as raw material in cement manufacturing.

Reduce pollution and protect the natural environment
Dust emissions from the manufacture of the finished product are strictly controlled. For example, a wet ball mill is used to grind sand. Where possible, the dust created during the manufacture of our product is captured and recycled back into the manufacturing process.

Fine particles generated by sanding and grinding finished sheets are mechanically collected and processed before disposal.

Once they leave our plants, fibre cement building products are used in lightweight construction systems that are among the most energy efficient and environmentally responsible building systems available.

Fibre cement products are very durable and require little maintenance during their lifetime. The products have been in use for many years in residential and commercial building applications and do not suffer the traditional durability problems of timber or PVC-based cladding materials.

Although fibre cement products from demolished sites cannot be reintroduced into the manufacture of new material because they have been coated or painted, they are easy to separate from framing, and can be safely disposed of as landfill or as part of recycled roadbase material.

Board and Management









SUPERVISORY BOARD NON-EXECUTIVE DIRECTORS

Alan McGregor AO, MA (Cantab), LLB
Chairman of the Company's Supervisory Board & Joint Board.
Age 65
Mr McGregor joined James Hardie in 1989 as a non-executive Director and became Chairman of the Company's Supervisory Board in September 2001. He is Chairman of the Australian Wool Testing Authority Ltd and Burns Philp & Company Ltd and a Board or Committee Member of a number of charitable and community organisations.

Mr McGregor is a member of the Company's Joint Board, Audit Committee, Nominating and Governance Committee and Remuneration Committee.

Michael Brown BEC, MBA, FCPA
Age 56
Mr Brown joined James Hardie as a non-executive Director in September 1992 and was appointed to the Company's Supervisory Board in October 2001. He is Chairman of Automotive Parts Group Holdings Limited, a Director of Energy Developments Ltd, a Councillor of the Royal Blind Society of New South Wales and was Group Finance Director of Brambles Industries Limited until retiring in 2000.

Mr Brown is a member of the Company's Joint Board, Audit Committee (Chairman) and Nominating and Governance Committee.

Michael Gillfillan BA, MBA
Age 54
Mr Gillfillan joined James Hardie as a non-executive Director in August 1999 and was appointed to the Company's Supervisory Board in September 2001. He is based in San Francisco and has held a number of senior positions with Wells Fargo Bank. He has a diversity of experience in commercial and corporate banking.

Mr Gillifillan is a member of the Company's Joint Board, Audit Committee and Nominating and Governance Committee.

Meredith Hellicar BA, LLM (Hons)
Age 48
Ms Hellicar joined James Hardie as a non-executive Director in May 1992 and was appointed to the Company's Supervisory Board in October 2001. She is a Director of AurionGold Ltd, HCS Limited, Chairman of The Sydney Institute, Managing Director of Intech Pty Ltd and a Board or Council member of several charitable and education organisations. Ms Hellicar is a member of the Company's Joint Board, Audit Committee and Remuneration Committee.

Martin Koffel MS, MBA
Age 63
Mr Koffel joined James Hardie as a non-executive Director in August 1999 and was appointed to the Company's Supervisory Board in October 2001. He is Chairman and Chief Executive Officer of URS Corporation and a Director of McKesson Corporation. Mr Koffel is a member of the Company's Joint Board and Remuneration Committee.

MANAGING BOARD EXECUTIVE DIRECTORS

Peter Macdonald BCA, MBA
Chief Executive Officer and Chairman of the Company's Managing Board.
Age 49
Mr Macdonald joined James Hardie in 1993 as General Manager of James Hardie's Australian fibre cement business and was appointed head of James Hardie's US operations in 1994. He was appointed Chief Operating Officer in September 1998 and Managing Director and Chief Executive Officer in November 1999. Mr Macdonald is a member of the Joint Board.

Don Cameron BEc, FCPA, FCIS
Member of the Company's Managing Board, Company Secretary and James Hardie Treasurer.
Age 65
Mr Cameron joined James Hardie as General Manager Finance - James Hardie Pipelines in 1991 and served as James Hardie's Company Secretary from 1994 to 2001. He was appointed James Hardie's Treasurer in 1997. He joined the Company's Managing Board in October 2001.



CONSULTANTS TO THE BOARD

Dr Gregory Clark PhD
Age 59
Dr Clark joined the Company as a consultant to the Board in December 2001.

Dr Clark is currently Vice Chairman of Knowledge Universe and is a technology adviser to a number of financial institutions. He is the former President and COO of US based Loral Space and Communications LLC, former President of News Corporation's News Technology Group and was a member of News Corporation's Executive Committee.

James Loudon MBA
Age 59
Mr Loudon joined the Company as a consultant to the Board in March 2002.

He is currently Deputy Chairman of Caledonia Investments Plc and a non-executive director of Malayan Cement Berhad. Mr Loudon also chairs the Blue Circle Pension Fund Investment Committee and is a Governor of the University of Greenwich. He served as Group Finance Director of Blue Circle Industries Plc from 1987-2001 and prior to that he was Vice-President of Finance for Blue Circle's companies in the United States.

GROUP MANAGEMENT TEAM

Greg Baxter
Senior Vice President, Corporate Affairs
Mr Baxter joined James Hardie in November 1996. In his Corporate Affairs role, he is responsible for investor relations, corporate communications and public affairs. He has worked in a variety of consulting and corporate roles for over 30 major Australian and multinational organisations. He was a founding director of the Australasian Investor Relations Association and was voted Australian Investor Relations Officer of the Year in 2001.

Louis Gries
Executive Vice President, Building Products USA
Mr Gries joined James Hardie as Manager of the Fontana fibre cement plant in California in February 1991 and was appointed President of James Hardie Building Products (USA) in December 1993. He has a Bachelor of Science in Mathematics from the University of Illinois and an MBA from California State University.

Dave Merkley
Vice President, Manufacturing
Mr Merkley joined James Hardie in 1994 as Plant Manager of the Fontana fibre cement operation in California. Other roles Mr Merkley has held include: Manager, Research and Development 1994-1996; Plant Manager, Plant City 1996-1998, Process Development Manager 1998-2000 and Operations Manager for Building Products USA. Prior to joining James Hardie, Mr Merkley held various senior engineering positions in the civil construction industry. Mr Merkley has a Bachelor of Science in Construction from Arizona State University, USA.

Don Merkley
Vice President, Research & Development
Mr Merkley joined James Hardie in 1993 as Manager of the Plant City fibre cement plant in Florida and was appointed US Product Development Manager in 1997. Before joining James Hardie, Mr Merkley held senior positions with United States Gypsum Company (USG) in various engineering-related roles. He has a Bachelor of Science in Engineering from Arizona State University.

John Moller
Executive Vice President Building Products, Asia Pacific
Mr Moller joined James Hardie in 1992 as General Manager of Building Automation. He was Manager Building Services from 1995-1997, Executive General Manager Building Systems from 1997-2000 and Executive General Manager Australasia prior to his appointment as Executive Vice President, Asia Pacific in 2001. Before joining James Hardie, Mr Moller held a number of positions at Honeywell, Australia. He has a Bachelor of Engineering from the University of Adelaide, a Graduate Diploma in Marketing and a Masters of Finance from Macquarie University.

Phillip Morley
Chief Financial Officer
Mr Morley joined James Hardie as Chief Accountant in October 1984 and served as Financial Controller from 1988-1995 and Executive General Manager Building Services from 1995-1997. He was appointed Chief Financial Officer in 1997. Before joining James Hardie, Mr Morley held senior positions in finance and management at Swift & Co Ltd and Pfizer Corporation. He is a Chartered Accountant and has a Bachelor of Economics and an MBA from Sydney University.

Peter Shafron
General Counsel and Company Secretary
Mr Shafron joined James Hardie as Legal Officer in August 1993 and served as Senior Company Solicitor from June 1995 until he was appointed General Counsel in March 1997. Before joining James Hardie, Mr Shafron was an associate with the Australian law firm, Allen Allen & Hemsley. He has a Bachelor of Arts from the Australian National University and a Bachelor and Master of Laws from Sydney University, Australia. Mr Shafron is admitted to practise law in Australia and the United States.

Top – Peter Macdonald, Meredith Hellicar, Don Cameron, James Loudon, Greg Baxter, Don Merkley, John Moller, Louis Gries
Bottom – Alan McGregor, Michael Gillfillan, Michael Brown, Martin Koffel, Gregory Clark, Phillip Morley, Peter Shafron, Dave Merkley

Financial and Statistical Review

Currency of Borrowings (US$ million)	2001	2002
Borrowings		
AUD	205.8	**–**
USD	225.0	**325.0**
Other	1.3	**4.9**
Total Borrowings	432.1	**329.9**
Deposits		
AUD	64.8	**1.5**
USD	9.0	**25.1**
NZD	0.3	**0.6**
PHP	–	**3.3**
Other	1.0	**0.6**
Total Deposits	75.1	**31.1**
Net Borrowings	357.0	**298.8**

Debt Maturity Profile (US$ million)	2001	2002
Less than one year	74.8	**4.9**
1-2 years	7.4	**–**
2-3 years	105.4	**124.0**
3-4 years	31.4	**35.0**
4-5 years	42.3	**37.0**
Greater than 5 years	170.8	**129.0**
Total Borrowings	432.1	**329.9**



"With strong cash flows and a conservatively-geared balance sheet, the company is well-placed to pursue strong growth."

PHILLIP MORLEY, CHIEF FINANCIAL OFFICER



409.6
429.2
515.8
540.9
606.9
98
99
00
01
02

Net Sales (US$ million)



46.3
41.2
45.9
19.3
64.3
60.2
56.4
40.9
75.0
46.9
98
99
00
01
02

EBIT Before/After Restructuring and Other Operating Expenses[1] (US$ million)

—— Before —— After



1.9
1.2
2.9
3.1
2.9
98
99
00
01
02

Net Interest Cover[1] (times)

Gross Capital Employed

(US$ million)	2001	2002
Fixed assets	391.6	**451.0**
Inventories	69.5	**65.4**
Receivables / prepayments	64.4	**93.1**
Investments	10.2	**6.7**
Mineral reserve / Other	12.0	**12.6**
Creditors	(64.1)	**(63.4)**
Gross Capital Employed Continuing Operations	483.6	**565.4**

Capital Expenditure

(US$ million)	2001	2002
US Fibre Cement	75.4	**39.3**
Asia Pacific Fibre Cement	7.9	**8.1**
Other	32.3	**3.3**
Corporate	–	**0.1**
Continuing Operations	115.6	**50.8**
Discontinued Operations	6.7	**1.6**
Worldwide Total	122.3	**52.4**

Exchange Rates

(US$1 = A$)

Weighted Average	2001	2002
AUD	1.7990	**1.9483**
NZD	2.2748	**2.3889**
Closing Spot		
AUD	2.0408	**1.8808**
NZD	2.4783	**2.2717**



46.6
55.2
83.3
84.8
112.9
98
99
00
01
02

US Fibre Cement EBITDA[2] (US$ million)



45.5
29.8
33.8
29.0
31.2
98
99
00
01
02

Asia Pacific Fibre Cement EBITDA[2] (US$ million)



21.7
15.5
20.5
13.2
16.0
98
99
00
01
02

Net Interest Expense (US$ million)



49.0
67.8
48.8
56.1
44.7
98
99
00
01
02

Gearing (%)



98
3.9
6.1
24.6
29.6
26.6
99
00
01
02

Net Income[1] (US$ million)

[1] For Continuing Businesses Only

[2] Represents EBIT Before Depreciation and Amortisation and Restructuring and Other Operating Expenses

Financial Statements


J HARDIE 6.25

CONTENTS

Management's Discussion and Analysis

(Millions of US dollars)	2001	2002	% Change
Net Sales			
US Fibre Cement	$ 373.0	**$ 444.8**	19
Asia Pacific Fibre Cement	166.6	**156.9**	(6)
Other	1.3	**5.2**	300
Total Net Sales	540.9	**606.9**	12
Net sales	$ 540.9	**$ 606.9**	12
Cost of goods sold	(360.8)	**(401.6)**	11
Gross profit	180.1	**205.3**	14
SG&A	(123.7)	**(130.3)**	5
EBIT before restructuring and other operating expenses	56.4	**75.0**	33
Restructuring and other operating expenses	(15.5)	**(28.1)**	81
EBIT	40.9	**46.9**	15
Net interest expense	(13.2)	**(16.0)**	21
Other income (expense), net	1.6	**(0.4)**	(125)
Income from continuing operations before income taxes	29.3	**30.5**	4
Income tax benefit (expense)	0.3	**(3.9)**	–
Income from continuing operations	29.6	**26.6**	(10)
Net Income[1]	$ 38.2	**$ 29.3**	(23)
Volume (mmsf)			
US Fibre Cement	852.3	**988.5**	16
Asia Pacific Fibre Cement	318.9	**320.7**	1
Average sales price per unit (per msf)			
US Fibre Cement	US$ 438	**US$ 450**	3
Asia Pacific Fibre Cement	A$ 857	**A$ 861**	1

All results are for continuing operations unless otherwise stated.

[1] Includes discontinued operations related to Windows and Gypsum.

Total Net Sales
Total net sales increased 12% from $540.9 million to $606.9 million.

Net sales from US Fibre Cement increased 19% from $373.0 million to $444.8 million due to continuing growth in demand for fibre cement and higher selling prices.

Net sales from Asia Pacific Fibre Cement fell 6% from $166.6 million to $156.9 million due to unfavourable exchange rate movements. In Australian dollars, net sales increased 2%.

US Fibre Cement
Sales revenue increased 19% from $373.0 million to $444.8 million.

Sales volume increased 16% from 852.3 million square feet to 988.5 million square feet as a result of continued growth in demand for fibre cement despite weaker market conditions during the second and third quarters.

The average selling price increased 3% from $438 per thousand square feet to $450 per thousand square feet as a result of an increase in the sales of differentiated products and higher selling prices for standard products in certain markets, partly offset by a lower average selling price from the Cemplank business, acquired in December 2001.

Sales of differentiated products such as Harditrim™, vented soffits, and Heritage®, panels continued to experience strong growth, as did Hardibacker 500™, the Company's new 1/2 inch backerboard using the Company's new proprietary G2 technology.

A number of new products were launched during the year and are generating increased demand. A new series of pre-finished plank products known as the ColorPlus™ collection was launched, as well as four new siding products, Heritage Plank™, EZ Line Plank™, HardiPlank Rusticated™ and Shingle Panel™.

Construction of the second production line in Waxahachie, Texas was completed during the year and continued to ramp up.

Further capacity was added during the year with the acquisition of the operating assets of Cemplank, Inc, a US-based producer of fibre cement building products. The acquisition included a two-line fibre cement manufacturing plant in Blandon, Pennsylvania and a single-line plant in Summerville, South Carolina. The acquisition adds 310 million square feet of capacity in key growth regions and increases the Company's installed or committed US fibre cement annual production capacity to approximately 2.150 billion square feet.

A smooth integration of Cemplank's operations into the James Hardie business has been achieved ahead of schedule. Customer retention rates were above planned levels and the conversion of the plants at Blandon, Pennsylvania and Summerville, South Carolina to James Hardie specifications has been proceeding in line with the Company's expectations.

On 14 February 2002 the Company announced that it had developed a new fibre cement production technology and that it will begin commercial production trials of a new generation of roofing products for the United States market. The Company plans a two-stage entry into the large United States roofing products market. The first stage involves construction of a small-scale manufacturing plant to conduct commercial production and market trials. If the first stage is completed successfully, the Company intends to develop a large-scale national roofing business in the United States.

Asia Pacific Fibre Cement

Sales revenue fell 6% from $166.6 million to $156.9 million. Sales volume increased 1% from 318.9 million square feet to 320.7 million square feet.

Australia

Sales revenue decreased 9% from $111.0 million to $100.7 million. In local currency, sales revenue decreased 2%.

Sales volume was almost unchanged at 219.5 million square feet from 219.4 million square feet. The flat comparison was affected by the downturn in the new residential housing market during the first quarter of fiscal year 2002, and the impact of the first four months of the previous fiscal year being abnormally buoyed by pre GST (Goods and Services Tax) activity.

Demand for FRC Pipes grew during the year resulting in a 15% increase in sales volumes compared to the previous fiscal year.

Lower interest rates and the Government's First Home Owners Scheme had a positive impact on the building industry during the second, third and fourth quarters of fiscal year 2002. However, new residential building activity was still below the level of the previous year.

The average net selling price fell 2% due to competitive pricing strategies including lower net selling prices for FRC Pipes.

New Zealand

Sales revenue was unchanged at $38.0 million for the year due to unfavourable exchange rate differences. In local currency, sales revenue increased 5% due to higher selling prices.

Fibre cement sales volume decreased 1% from 36.6 million square feet to 36.4 million square feet due to low demand in the new residential housing market, partially offset by increased sales volumes to the commercial building market and sales of Hardiglaze™ to the Australian market.

A new, innovative weatherboard cladding system called Linea®, was launched nationally during the year. The product is a thicker, lightweight weatherboard that incorporates the Company's proprietary low-density technology and offers a number of performance advantages over timber weatherboards, notably superior durability. There has been a positive customer response to Linea®, which is expected to lead to strong sales growth.

Average net fibre cement selling prices increased 3% as a result of a price increase that became effective on 1 August 2001.

Philippines

Sales revenue increased 3% from $17.6 million to $18.2 million. In local currency, sales revenue increased 15%. This was due to a 3% increase in sales volume from 62.9 million square feet to 64.8 million square feet resulting largely from increased export sales and an 11% increase in the average net selling price.

The increase in the average net selling price was a result of a change in the product mix resulting from a higher level of export sales and sales of the new HardiFlex lite® product, which was launched in the third quarter. HardiFlex lite® is a thinner, lighter sheet designed for ceiling applications in the repair and replacement segment of the market. Strong demand for this product is helping the business to take further market share from plywood.

Domestic demand was stronger in the second half of the fiscal year compared to the first half following an improvement in consumer confidence and general economic conditions.

Other Fibre Cement

Chile Fibre Cement

The Chilean operation began commercial production in March 2001. During its first year of operation, the business successfully launched its EconoBoard™ and DuraBoard™ products. The business is still in start-up mode but has already successfully penetrated the Chilean market capturing around 20% of fibre cement flat sheet sales.

The business is encountering a strong competitive reaction to its market entry as expected and has employed pricing strategies to counter the competition accordingly.

Both EconoBoard™, targeted to builders of small-scale homes and additions and the "Do-It-Yourself" (DIY) market, distributed through retail stores, and DuraBoard™, targeted to larger scale builders mainly in the social housing sector, experienced strong sales growth during the year.

The business secured access to important distribution channels and penetrated its targeted market segments at the desired rate.

US FRC Pipes

FRC Pipes commenced production at a new plant in Florida in March 2001. The pipes are being sold in the southeast region of the United States. They have been well received with sales volumes increasing each quarter.

The ramp up of manufacturing during the year resulted in larger diameter pipes being progressively added to the product range, enabling the business to compete for an increasing number of construction projects.

As the plant ramps up production, significant improvements are being incorporated into the manufacturing process.

The range of pipes being manufactured and sold in the southeast market now includes 12", 15", 18", 24", 30" and 36" drainage pipes.

During the year, the business secured three national distributors, which are helping to generate increased demand for FRC Pipes in the southeast market and provide a platform for future sales growth across the United States.

There continued to be underlying growth in civil construction during the year partly assisted by the TEA-21 and the Florida State Mobility Act, which involve significant increases in government spending on highway construction. Activity in the commercial development sector has also been strong during the year.

Gross Profit

Gross profit was up 14% from $180.1 million to $205.3 million due to an increase in gross profit for US Fibre Cement and Asia Pacific Fibre Cement, which was partially offset by gross losses from FRC Pipes and Chile Fibre Cement. The gross profit margin increased 0.5 of a percentage point to 33.8%.

US Fibre Cement gross profit increased 23% and the gross profit margin increased 1.0 percentage point as a result of higher sales volumes, higher average net selling prices and lower unit freight costs.

Asia Pacific Fibre Cement gross profit increased 1% and the gross profit margin increased 2.4 percentage points. The Australia gross profit margin increased 1.8 percentage points as a result of savings gained from the closure of the Western Australia plant. The gross profit margin for New Zealand and the Philippines increased 4.0 percentage points and 7.5 percentage points, respectively.

Selling, General and Administrative Expenses (SG&A)

SG&A expenses increased 5% from $123.7 million to $130.3 million. SG&A expenses were higher for all businesses other than the Philippines, which reduced its SG&A by 50% compared to the previous fiscal year. As a percentage of sales, SG&A expenses decreased by 1.4 percentage points.

The higher SG&A expense was due to an increase in core R&D expenditure and the current year including a full year of SG&A for the FRC Pipes operation in Florida and the new fibre cement flat sheet operation in Chile.

Research and Development

SG&A expenses include research and development costs. Research and development includes costs associated with 'core' research projects, which are aimed at benefiting all fibre cement business units. These costs are expensed as 'corporate costs' rather than being attributed to individual units and increased $3.5 million to $10.0 million due to an increase in the number of 'core' research projects.

Costs associated with development projects by individual business units are included in the business units' segment results. In total, these costs decreased 30% to $5.9 million reflecting the completion of a number of projects now being commercialised by the business units.

Restructuring and Other Operating Expenses

On 14 February 2002, a Washington State Court approved a Class Action Settlement Agreement for all product, warranty and property related liability claims associated with certain roofing products, which were previously manufactured and sold by the US Fibre Cement business. Although the Settlement Agreement applies nationally in the United States, the overwhelming majority of the roofing claims have related to products sold in the Pacific Northwest region. These products were removed from the marketplace in 1995.

The Company has recorded a charge of $12.6 million in the current period to cover the estimated cost of the settlement, and the estimated cost of any other pending claims or lawsuits remaining which are not covered by the settlement, as well as all related costs that may be paid under the class action settlement.

Due to the implementation of a new US accounting standard on 1 April 2001, which required that the Company's derivative contracts be marked to market each quarter, an $8.1 million decrease in the fair value of the contract has been charged to other operating expenses in the current period. This charge is not related to the termination of the Company's pulp hedge contract with Enron, which terminated as a result of that company going into bankruptcy in December 2001.

Also charged to restructuring and other operating expenses was $7.4 million relating to the corporate restructuring. There was a charge of $15.5 million for restructuring of the Asia Pacific fibre cement operation in the same period last year.

Operating Income (EBIT)

EBIT before restructuring and other operating expenses, which are detailed above, increased 33% from $56.4 million to $75.0 million. The EBIT margin before restructuring and other operating expenses increased 2.0 percentage points to 12.4%.

EBIT after restructuring and other operating expenses increased 15% from $40.9 million to $46.9 million. The EBIT margin after restructuring and other operating expenses increased 0.2 percentage points to 7.7%.

US Fibre Cement EBIT before restructuring and other operating expenses increased 34% from $73.5 million to $98.4 million due primarily to higher sales volumes, a higher average selling price and lower unit freight cost, partly offset by higher SG&A expenses. The EBIT margin before restructuring and other operating expenses increased 2.4 percentage points to 22.1%.

US Fibre Cement EBIT after restructuring and other operating expenses increased 17% from $73.5 million to $85.8 million. The current year includes an "other operating expense" of $12.6 million to cover the estimated cost of the class action settlement for roofing products referred to above.

Australia Fibre Cement EBIT before restructuring and other operating expenses decreased 14% from $21.4 million to $18.4 million. In local currency, EBIT before restructuring and other operating expenses decreased 7% due to lower net selling prices and increased SG&A costs. The EBIT margin before restructuring and other operating expenses fell 1.0 percentage point to 18.3%.

Australia Fibre Cement EBIT after restructuring and other operating expenses referred to above increased 212% from $5.9 million to $18.4 million.

New Zealand Fibre Cement EBIT increased 30% from $4.0 million to $5.2 million. In local currency, EBIT increased 35%. The increase was primarily due to improved margins in fibre cement and the building systems operation.

The Philippines EBIT loss of the previous year was reduced by $4.3 million to $1.2 million. The improvement was due mainly to higher margins from higher average prices and lower manufacturing and SG&A costs. The business was cashflow positive for the full year.

Both US FRC Pipes and Chile Fibre Cement incurred operating losses during the year mainly as a result of start up costs.

General corporate costs increased by $13.8 million to $43.1 million. Restructuring and other operating expenses increased by $4.9 million, the fair value liability of the derivative contracts increased by $8.1 million and there was an increase of $6.6 million in the charge for employee share plans, calculated on the Company's share price, which increased significantly during the quarter. Excluding restructuring and other operating expenses and on-going costs such as the share plan and fair value of the pulp hedge contract, corporate costs fell 25%.

Interest Expense
Net interest expense increased by $2.8 million to $16.0 million. This was primarily due to higher net borrowings during the current period.

Income Tax Expense
Income tax expense increased by $4.2 million to $3.9 million, primarily due to a reduced effect of permanent differences.

Net Operating Profit
Income from continuing operations fell 10% from $29.6 million to $26.6 million.

Sale of James Hardie Gypsum
On March 13, 2002, the Company signed agreements to sell its US-based Gypsum operation to BPB plc. The transaction was completed on April 25, 2002 for $345.0 million. Results from the Gypsum business have been presented as part of discontinued operations.

Balance Sheet
Total current assets decreased by $19.6 million to $238.1 million at March 31, 2002, primarily due to a $44.0 million decrease in cash balances, which was partially offset by a $32.6 million increase in accounts receivable. The increase in accounts receivable reflects the increase in US Fibre Cement sales in the current year and many large customers making early payments in March 2001, which would have otherwise been received in the current period.

Total non-current assets increased by $30.8 million to $675.4 million at March 31, 2002, principally due to the $59.4 million increase in property, plant and equipment, which was partially offset by the decrease in net non-current assets for discontinued operations of $18.8 million. The increase in property, plant and equipment reflects $30.9 million from the acquisition of Cemplank, Inc in December 2001 and capital additions of $50.8 million, which was partially offset by depreciation expense of $23.5 million. Capital expenditures during fiscal 2002 were primarily made for the second production lines in Waxahachie, Texas and Peru, Illinois.

Total current liabilities decreased by $49.7 million to $123.1 million at March 31, 2002 mainly due to a $69.9 million decrease in short-term borrowings.

Total non-current liabilities decreased by $28.4 million to $420.0 million at March 31, 2002 predominately due to a $32.3 million decrease in long-term borrowings.

Cash Flow
Net operating cash inflows decreased by $18.0 million to $76.6 million for the year ended March 31, 2002. The major reason for the decrease in cash flow was due to the fall in gypsum wallboard selling prices. Also contributing to the decrease in cash flow was many large customers making early payments in March 2001, which would have otherwise been received in the current period.

Cash outflows from investing activities decreased by $85.7 million to $77.2 million for the year ended March 31, 2002 due to lower capital expenditures. This decrease was partially offset by the payment in the current period to purchase the fibre cement assets of Cemplank, Inc in December 2001. Also, a payment last year of $31.2 million on the establishment of the Medical Research & Compensation Foundation was not repeated in the current year.

Net financing produced a cash outflow of $40.8 million for the year ended March 31, 2002 compared to a cash inflow of $1.3 million in the prior year. The difference was primarily due to repayments of borrowings only partially offset by the issuance of shares on August 1, 2001.

Your Directors' present their report on the consolidated entity consisting of James Hardie Industries N.V. ("JHI NV") and the entities it controlled during the period from 19 October 2001, being after the implementation date of the Shareholder and Court approved Scheme of Arrangement, to 31 March 2002 and the consolidated entity consisting of James Hardie Industries Ltd ("JHIL") and the entities it controlled during the period from 1 April 2001 until 19 October 2001, before implementation of the Scheme of Arrangement.

Directors
The members of the JHI NV Supervisory Board at the date of this report are: Messrs AG McGregor, MR Brown, MJ Gillfillan, MM Koffel and Ms M Hellicar. All were Directors of JHIL until 19 October 2001 when such Directors moved to the JHI NV Supervisory and Joint Boards as part of the Scheme of Arrangement implementation. The JHI NV Managing Board consists of former JHIL Managing Director Mr PD Macdonald and former JHIL Company Secretary Mr DE Cameron. The Joint Board consists of all of the members of the Supervisory Board plus Mr PD Macdonald. Mr PD Macdonald resigned from JHIL on 4 January 2002.

The qualifications and experience of the Directors are set out in the Board and Management Biographies on page 28.

Other JHIL Board changes from 1 April 2001 were:

- Sir Selwyn Cushing resigned as a JHIL Director 3 April 2001,
- Mr G O'Brien was appointed a Director of JHIL on 3 April 2001 and resigned on 28 May 2001,
- Mr G Terry resigned as a JHIL Director on 28 May 2001,
- Mr PJ Willcox resigned as a JHIL Director on 19 October 2001.

Current JHI NV Company secretaries
Messrs PJ Shafron and DE Cameron.

Above-named Directors attendance at JHIL Board, JHI NV Supervisory, Joint and Managing Board meetings and all Board committee meetings during financial year:

	Boards of Directors		Audit Committee		Remuneration Committee		Special Committee[1]	
	Meetings held while a Director	Meetings attended	Meetings held while a member	Meetings attended	Meetings held while a member	Meetings attended	Meetings held while a member	Meetings attended
Directors								
AG McGregor	13	13	4	3	2	2	1	1
PD Macdonald	11	11	–	–	–	–	1	1
MR Brown	13	13	4	4	–	–	–	–
MJ Gillfillan	13	12	4	4	–	–	–	–
MM Koffel	13	9	–	–	2	2	–	–
M Hellicar	13	12	4	3	2	2	–	–
Former Directors								
PJ Willcox	8	6	–	–	2	1	–	–
GJ Terry	2	2	–	–	–	–	–	–
GF O'Brien	2	2	–	–	–	–	–	–
Managing Board								
PD Macdonald	2	2	–	–	–	–	–	–
DE Cameron	2	2	–	–	–	–	–	–

[1] Created in connection with the sale of James Hardie Gypsum.

A Nominating and Governance Committee was constituted in April 2002. JHI NV has an Audit Committee at the date of this Report.

Directors' relevant interests in securities at 6 May 2002:

Director	**JHI NV shares/CUFS**			**JHI NV options**
	Beneficial	Non-beneficial	Total	Beneficial
Supervisory Board				
AG McGregor	3,490,794	5,121,200	8,611,994	–
M Hellicar	2,761	–	2,761	–
MR Brown	10,000	–	10,000	–
MJ Gillfillan	50,000	–	50,000	–
MM Koffel	–	–	–	–
Managing Board				
PD Macdonald	81,000	–	81,000	1,824,000
DE Cameron	69,000	–	69,000	–

Options
Note 17 to the Financial Statements sets out details of options granted by JHI NV under the PD Macdonald Share Option Plans and to other executives under the Equity Incentive Plan.

Note 17 to the Financial Statements sets out details of options exercised.

Insurance and indemnification of Directors and officers
During the financial year, James Hardie paid a premium for an insurance policy insuring any past, present or future director, secretary, executive officer or employee of James Hardie, including JHIL and JHI NV Directors named above, against certain liabilities. In accordance with common commercial practice, the insurance policy prohibits disclosure of the nature of the insurance cover and the amount of the premium.

Under the JHI NV Articles of Association, every officer of JHI NV is indemnified (to the maximum extent permitted by law) out of property of JHI NV against:

a) a liability to another person (other than JHI NV or a related body corporate) unless the liability arises out of conduct involving a lack of good faith;

b) a liability for costs and expenses incurred by the person:
  i) in defending proceedings, whether civil or criminal, in which judgment is given in favour of the person or in which the person is acquitted; or

  ii) in connection with an application in relation to such proceedings in which the court grants relief to the person under Australian Corporations Act and Corporations Regulations.

Principal activities
Principal activities of James Hardie during the financial year were the manufacture and distribution of: fibre cement products internationally, gypsum products in US and until 30 November 2001 windows and doors in Australia.

Review of operations
A review of James Hardie's operations during the financial year and of the results of those operations is contained in Highlights on pages 2 and 3, in the Chairman's Report on pages 4 to 5, in the Chief Executive Officer's Report on pages 6 to 7, in the business sections on pages 12 to 25, and in the Management's Discussion and Analysis section on pages 33 to 36.

Significant changes in state of affairs
During the financial year James Hardie:

- agreed to sell its Las Vegas Gypsum Mine for US$50 million,
- entered into definitive terms for the sale of its Gypsum business for US$345 million,
- raised A$197 million in a rights issue,
- completed the plant upgrade and installation of an additional high-speed fibre cement production line in Waxahachie, Texas,
- sold its Windows business,
- acquired the manufacturing assets of USA fibre cement producer Cemplank, Inc for US$40.8 million,
- implemented the shareholder and court approved internal Scheme of Arrangement.

The Directors are not aware of any other significant change in the state of affairs of James Hardie during the financial year which are not covered in this Annual Report.

Post financial year events
Since the end of the financial year, the Gypsum business sale was closed. The proceeds will partly be used to repay debt and returned to shareholders. The Directors are not aware of any matter or circumstance not otherwise dealt with in this Annual Report that has significantly affected or may significantly affect, the operations of James Hardie, the results of those operations or the state of affairs of James Hardie in subsequent financial years other than contained in the Chairman's Report on pages 4 to 5.

Financial position, outlook and future needs
The financial position, outlook and future needs are set out in the Chairman's Report on pages 4 to 5, in the Chief Executive Officer's Report on pages 6 to 7 and in the business sections on pages 12 to 25. In the Boards' opinion, any further disclosure of information would prejudice James Hardie's interests.

Research and development
Information on James Hardie's Research and Development are set out in the Research and Development section on pages 14 and 15.

Employees
Information on James Hardie employees is set out on pages 18 and 19.

Environmental regulations and performance
The manufacturing and other ancillary activities conducted by James Hardie are subject to licenses issued under environmental laws that apply in each respective location.

Under the applicable licenses and trade waste agreements, discharges to water, air and the sewerage system and noise emissions are to be maintained below specified limits. In addition, dust and odour emissions from the sites are regulated by local government authorities.

Solid wastes are removed to licensed landfills and a program is in place to reduce waste produced from the manufacturing process.

James Hardie has in place an integrated environmental, health and safety management system which includes regular monitoring, auditing and reporting within James Hardie. The system is designed to continually improve James Hardie's performance and systems with training, regular review, improvement plans and corrective action as priorities.

During the financial year and to the date of this report, James Hardie was not prosecuted for breach of any relevant environmental law or license.

Further information on the Company's environmental aims is set out on pages 26 to 27.

Dividends
Prior to implementation of the Scheme of Arrangement, JHIL paid an unfranked dividend of 9.5 cents Australian currency on 14 June 2001.

Since the Scheme of Arrangement implementation, JHI NV has not paid a dividend.

The JHI NV Board will pay a dividend of 5 cents US currency. The payment date and record date will be advised at a later date.

Capital return
JHI NV made a capital return of 5 cents US currency on 20 December 2001.

JHI NV will make a capital return of 20 cents US currency. The payment date and record date will be advised at a later date.

Directors' and executives' emoluments
James Hardie aims to provide competitive total compensation by offering a package of fixed pay and benefits and performance based variable pay, based on both long and short-term incentives.

James Hardie's executive compensation program is based on a pay for performance policy that differentiates compensation amounts based on an evaluation of performance results in three basic areas: corporate, business unit and individual. The program is administered by the Remuneration Committee. The composition and responsibilities of the Committee are set out in the Corporate Governance section. The Remuneration Committee reviews and approves all individual compensation recommendations for senior executives (see Corporate Governance section).

The Chief Executive Officer makes recommendations to the Remuneration Committee on the compensation of James Hardie's key executives, based on assessments and advice from independent compensation consultants regarding the compensation practices of James Hardie and others specific to the countries in which James Hardie operates. However, the Remuneration Committee makes the final compensation decisions concerning these officers, the objective being to:

- Provide fixed pay (base salaries) to attract and retain key executives who are critical to James Hardie's long-term success by providing a guaranteed level of income that recognises the market value of the position as well as internal equities between roles, and the individual's capability, experience and performance. Base pay for management typically approximates the median salary for positions of similar responsibility in peer groups.
- Provide annual variable compensation awards that reward increases in James Hardie's shareholder value, as well as achievement of agreed business outcomes. Target incentive amounts are designed to be competitive based on salary market standards.
- Reinforce the executive officers' alignment with the financial interest of shareholders by providing equity-based long-term incentives (i.e., share options and shadow share plans). Award levels are determined based on market standards and the individual's responsibility, performance and potential to enhance shareholder value. The Remuneration Committee uses the Black-Scholes option pricing model to establish the appropriate value of the long-term incentive.

Remuneration and other terms of employment for the Chief Executive Officer and certain other senior executives are formalised in service agreements.

Remuneration of non-executive Directors is determined by the Supervisory Board within the maximum amount approved by the shareholders from time to time. Non-executive Directors are also currently entitled to retirement benefits in accordance with a shareholder-approved scheme. The Supervisory Board takes advice from an independent expert to benchmark Directors' remuneration and retirement benefits against peer companies.

Details of the nature and amount of each element of the emoluments of each Director of JHI NV and each of the five current officers of JHI NV and James Hardie receiving the highest emoluments are set out in the following tables.

JHI NV Directors' emoluments

Non-Executive Directors	Directors' Fees (1) US$	Superannuation US$	Total US$
AG McGregor	100,089	8,007	108,096
M Hellicar	33,336	2,696	36,032
MR Brown	33,336	2,696	36,032
MJ Gillfillan	33,336	–	33,336
MM Koffel	33,336	–	33,336
Former directors			
PJ Willcox	19,462	1,557	21,019
GJ Terry	5,561	445	6,006
Sir Selwyn Cushing	–	–	–
GF O'Brien	5,561	445	6,006
Total emoluments for Non-Executive Directors	264,017	15,846	279,863

Executive Directors	Base Pay US$	Bonuses US$	**Total Cash Pay US$**	Superannuation and Other Benefits (2) US$	Shadow Share & Options (3) US$	Expatriate Benefits US$
PD Macdonald	675,000	1,140,000	**1,815,000**	9,040	302,409	–
DE Cameron	114,188	24,308	**138,496**	37,573	77,442	44,998
Total emoluments for Executive Directors	789,188	1,164,308	**1,953,496**	46,613	379,851	44,998

(1) For service on JHI NV and JHIL Boards.
(2) Gross up of tax payable on the increase in the investment value of superannuation is included for expatriate directors.
(3) Options are valued using the Black-Scholes method and the fair value of options granted included in emoluments. Shadow share expense included in emoluments is calculated based on the movement in the JHI NV share price during the year and the increase in vesting of the shadow shares.

There were payments of prescribed benefits in connection with the retirement benefits of Directors under arrangements previously approved by shareholders of US$106,968 during the year ended 31 March 2002.

Emoluments of five most highly remunerated current officers excluding JHI NV Directors

	Base Pay US$	Bonuses US$	**Total Cash Pay US$**	Superannuation and Other Benefits (1) US$	Shadow Share & Options (2) US$	Relocation Allowances and Other Non-recurring US$
L Gries	331,693	313,816	**645,509**	53,209	465,577	–
P Morley	298,800	255,629	**554,429**	167,392	407,126	129,283
P Shafron	214,500	177,380	**391,880**	107,846	308,964	341,173
Don Merkley	212,885	113,027	**325,912**	28,924	267,475	–
J Moller	177,077	39,143	**216,220**	100,540	178,893	–

The officers in the table set out above are officers of continuing businesses. During the year R Rugg, an officer of a discontinued business, received emoluments comprising US$386,465 total cash pay, US$49,077 superannuation and other benefits and US$317,483 shadow share and options.

(1) Gross up of tax payable on the increase in the investment value of superannuation is included for expatriate executives.
(2) Options are valued using the Black-Scholes method and the fair value of options granted included in emoluments. Shadow share expense included in emoluments is calculated based on the movement in the JHI NV share price during the year and the increase in vesting of the shadow shares.

This report is made in accordance with a resolution of the Directors of the Joint Board.

AG McGregor
Chairman Supervisory and Joint Boards

PD Macdonald,
Chief Executive Officer and Chairman Managing Board

Signed at Amsterdam, The Netherlands 14 May 2002.

Board Structure

James Hardie has a multi-tiered board structure. This structure consists of a Managing Board, a Supervisory Board and a Joint Board. The Managing Board currently consists of two executive officers and is responsible for managing general affairs and financing and operations, including the treasury. The Supervisory Board consists exclusively of persons who are not officers or employees and is responsible for advising and supervising the Managing Board based on the best interests of the Company, including the interests of the shareholders.

The Joint Board consists of all of the members of the Supervisory Board, the Chairman of the Managing Board (Mr Peter Macdonald) and other members of our Managing Board chosen by the Chairman of our Supervisory Board. The Joint Board is responsible for planning and overseeing James Hardie's general course of affairs. The Chairman of the Joint Board may not be an executive of James Hardie. The Chairman of the Supervisory Board may appoint additional members of the Managing Board to the Joint Board, provided that the number of Managing Board members on our Joint Board at any given time will not exceed one-third the number of Supervisory Board members on our Joint Board.

A key responsibility of the Joint Board is determining strategy and monitoring Company performance and, to this end, the Company adopts a 3-year business plan and a 12-month operating plan. Financial results and performance are closely monitored against the operating plan. The Joint Board also ensures that James Hardie Industries N.V. (JHI NV) has in place effective external disclosure policies and procedures so that shareholders and the financial market are fully informed on all matters that might influence the Company's share price.

The members of the Supervisory Board and the Managing Board may be nominated by the Joint Board as well as by shareholders and must be elected by our shareholders; provided however, that up to one-third of the members of our Supervisory Board may be appointed by our Joint Board.

Terms of Appointment and Removal

Members of our Supervisory Board who are elected by our shareholders and members of our Managing Board (other than our Chief Executive Officer) are elected for a three-year term. In each case, such terms expire at the end of the third annual meeting of shareholders following such persons' election. Initially, members of our Supervisory Board were elected for varying periods (reflecting time served since their last appointment to the James Hardie Industries Limited Board) so that only one-third of its members have their terms expire in any given year.

Each Supervisory Board member and Managing Board member holds office until the expiration of such director's term of office or such director's resignation, retirement or removal. Through the Nominating and Governance Committee, the Supervisory Board pursues a vigorous process of director evaluation. In addition, the Managing Board members and those members of the Supervisory Board appointed at our general meeting of shareholders may be suspended or removed by the affirmative vote of an absolute majority of the shares represented at a general meeting of shareholders at which at least 5% of our issued share capital is present or represented. In addition, the Supervisory Board may suspend members of our Managing Board. The Joint Board may dismiss and remove the members of the Supervisory Board appointed by it. Executive officers (other than members of our Managing Board) are appointed by the Managing Board and, subject to the terms of any employment agreement, serve at the will and pleasure of our Managing Board.

Standards of Performance

Under Dutch law, each member of the Managing Board, Supervisory Board and Joint Board will be responsible to JHI NV for the proper performance of his or her duties.

Directors of Dutch companies are required to act in accordance with the principles of reasonableness and fairness under Dutch law. A managing board's duty of care, which is derived from statute, is to perform properly its management tasks. Members of a managing board perform their tasks properly so long as they act in accordance with what could reasonably be expected of them under the circumstances.

The duties of the Managing Board comprise all actions within the limits of the Company's objects, including those which, according to custom, reasonableness and fairness, derive from such objects. Management duties are not limited to managing the day-to-day course of business of a company, but extend to the formulation and implementation of policy and strategy.

The Managing Board is required to take into account not only the interests of shareholders but also the interests of the Company, its business and all persons involved in the organisation of the Company (including, in particular, the employees of the Company and its subsidiaries).

The duties of the Supervisory Board are to supervise the policy and the general course of business of the Company. The Supervisory Board advises the Managing Board. In performing its duties, the Supervisory Board directors are similarly required to act in accordance with the principles of reasonableness and fairness, and to take into account the same interests as Managing Board Directors.

A breach of duties by a member of our Managing Board, Supervisory Board or Joint Board can, under certain circumstances, cause that person to be subject to an action and held personally liable. Such action can be commenced by (i) any person who suffers harm due to a tortious act of the director, (ii) JHI NV if the director has failed to properly perform his or her duties and such director has been negligent in the taking of adequate measures to prevent the consequences of such failure or (iii) by JHI NV's official receiver upon insolvency (if it can be shown that our Managing Board, Supervisory Board or Joint Board has manifestly improperly performed its duties and that this was an important contributing factor to the insolvency of the Company).

The authorities and duties conferred upon our Managing Board, our Supervisory Board and our Joint Board constitute a shared responsibility for their respective members. Subject to certain limited exceptions, such members are jointly and severally liable for failures of their Boards as a whole.

The Company and its directors are subject to the listing rules of the Australian and New York Stock Exchanges.

Qualifications and Independence

Directors are required to bring independent views to the Boards and possess qualifications, experience and expertise which will assist the Boards in fulfilling their responsibilities. The effectiveness and participation of each non-executive director is monitored and reviewed by the Nominating and Governance Committee (see below). Directors must declare any potential and actual conflicts of interest.

Meetings

The Joint and Supervisory Boards generally meet between five and eight times each year and Board Committees meet as required to fulfil their responsibilities. The Audit Committee meets a minimum once a quarter to review quarterly financial results and releases. The Joint Board has an annual program of visiting Company facilities and spending time with line management, customers and suppliers in order to better understand the markets in which James Hardie operates.

Audit Committee

Scope

The Audit Committee provides advice and assistance to the Joint and Supervisory Boards in fulfilling their responsibilities relating to the Company's financial statements, financial reporting processes, internal accounting and financial control systems, internal audit, external audit and such other matters as the Boards may request from time to time.

Composition

- *Membership:* The Audit Committee is comprised of at least three members of the Joint Board, appointed by the Board.
- *Independence:* Each member is independent of the Company and management.
- *Qualifications:* All members have sufficient business and financial expertise to act effectively as members of the Committee, as determined by the Joint Board.
- *Chair:* The Chair of the Committee is nominated by the Joint Board

Responsibilities

- *Standards and Quality:* The Audit Committee oversees the adequacy and effectiveness of the Company's accounting and financial policies and controls, including periodic discussions with management, external auditors and internal auditors, and seeks assurance of compliance with relevant regulatory and statutory requirements.
- *Financial Reports:* The Audit Committee oversees the Company's financial reporting process and reports on the results of its activities to the Board. Specifically, the Audit Committee reviews with management and the External Auditors the Company's annual and quarterly financial statements and reports to shareholders, seeking assurance that the external auditor is satisfied with the disclosures and content of the financial statements. The Committee reviews material accounting policies, any off balance sheet transactions and material litigation on an as needed or quarterly basis. The Chair of the Audit Committee may represent the entire Audit Committee for the purposes of quarterly reviews.
- *External Audit:* The Audit Committee discusses with the External Auditors the overall scope and plans for its audit activities, including staffing, contractual arrangements and fees. It reviews all audit reports provided by the External Auditor, including an annual report from the External Auditor on its independence. The Committee also specifically reviews any proposed activity by the providers of the external audit unrelated to external audit activity.
- *Internal Audit:* The Audit Committee discusses with the internal auditors the overall scope and plans for its audit activities. It reviews all internal audit reports.
- *Appointment of External Auditor:* The External Auditor is appointed by the Joint Board. Annually the Audit Committee reviews the performance of the External Auditor, and can recommend to the Joint Board any changes to the selection it deems appropriate.

Processes

- *Communications:* The Audit Committee maintains free and open communications with the External Auditors, Internal Auditors and Management. The Committee periodically meets with the External Auditors without representatives of management to discuss the adequacy of the Company's disclosures and policies, and to satisfy itself regarding the External Auditor's independence from management.
- *Access:* In exercising its oversight role, the Audit Committee may investigate any matter relevant to its charter or relating to its role and scope, and for this purpose has full access to the Company's records, personnel and any required external support.
- *Standards:* The Audit Committee reviews, and may take any necessary action to uphold, the overall quality of the Company's financial reporting and practices.
- *Charter:* The Audit Committee reviews and reassesses this Charter at least annually, and recommends any changes it considers appropriate to the Joint Board.
- *Special Reviews:* The Audit Committee may undertake other special duties during the course of the year as requested by the Joint Board.

Members of the Audit Committee are Messrs MR Brown (Chairman), AG McGregor, Ms M Hellicar and Mr MJ Gillfillan.

Nominating and Governance Committee

The Nominating and Governance Committee's role includes:

- the continuous evaluation and refinement of the Company's corporate governance processes;
- the evaluation of individual Director performance;
- the recommendation of candidates for re-election;
- consideration of issues regarding Board composition and size; and
- the identification and screening of candidates for appointments to the Company's Boards.

Members of the Nominating and Governance Committee are: Messrs A G McGregor (Chairman), MR Brown, MJ Gillfillan and JHR Loudon (contingent upon his election to the Supervisory and Joint Boards).

Remuneration Policy and Remuneration Committee
In order to improve and sustain high performance, the Joint Board believes it is important to attract and retain high calibre employees. JHI NV has instigated and continues to expand the use of variable remuneration such that a growing proportion of executive salaries is at risk, based on performance.

JHI NV encourages share ownership by Directors, executives and employees to align their interests with those of the shareholders. A substantial component of Director remuneration may be comprised of Company shares and share options and executives and employees participate in share option and share purchase schemes tied to individual and Company performance.

The Joint Board has established a Remuneration Committee to institute appropriate controls in the remuneration of senior executives and non-executive Directors and to advise it on remuneration policies and practices. The Remuneration Committee's membership is limited to independent directors and its role includes:

- review and approval of the Chief Executive Officer's remuneration package and evaluate his performance each year;
- review and approval of the annual remuneration policy guidelines for other senior executives;
- approval of any significant changes in remuneration policy, superannuation, or executive and employee incentive plans;
- considering changes in non-executive Directors' compensation; and
- overseeing succession planning for senior management positions including the Chief Executive Officer.

Members of the Remuneration Committee are Mr AG McGregor, Ms M Hellicar, and Mr MM Koffel.

Risk Management
The Joint and Management Boards are responsible for satisfying themselves that the Company's risk management systems are effective and, in particular, for ensuring that:

- the principal strategic, operational and financial risks are identified;
- effective systems are in place to monitor and manage risks; and
- reporting systems, internal controls and arrangements for monitoring compliance with laws and regulations are adequate.

In addition to maintaining appropriate insurance and other measures referred to in this Statement, the Boards have taken the following steps to address identified risks:

- established policies and procedures in relation to treasury operations, including the use of financial derivatives;
- issued and revised standards and procedures in relation to environmental and health and safety matters;
- implemented and maintained training programs in relation to legal issues such as trade practices/antitrust, trade secrecy, and IP protection; and
- issued procedures requiring that significant capital and revenue expenditure is approved at an appropriate level of management or by the Boards.

The above risks are addressed in the Company's Code of Ethics and monitored by regular reports to the Managing Board and the Joint Board. Presentations are also made to the Joint and Managing Boards and to the Audit Committee during the year by members of the management team and independent advisers, where appropriate.

Compliance
The Boards seek to maintain high standards of integrity and are committed to ensuring that James Hardie conducts its business in accordance with the highest standards of ethical behaviour.

The Boards require that employees comply with the spirit as well as the letter of all laws and other statutory requirements governing the conduct of James Hardie's activities. Specific action has been taken to ensure that employees understand and comply with their obligations in areas such as occupational health and safety, trade practices/antitrust, environmental protection, employment practices such as equal opportunity, sexual harassment and discrimination, continuous disclosure and insider trading, public and Securities and Exchange Commission ("SEC") disclosure, and corrupt practices. The Company has developed and is in the process of implementing a comprehensive Code of Ethics.

Subsidiary Relationships
While the board of director structures differ, the substance of these corporate governance standards applies to all JHI NV subsidiary companies.

Access to independent professional advice
Board Committees and individual Directors may seek independent professional advice at the Company's expense for the purposes of the proper performance of their duties.

Share Purchases by Directors and Senior Executives
Directors must notify the Chairman before buying or selling JHI NV shares. Purchases or sales of shares can only be made within four weeks after the announcement of quarterly or full year results. The Board recognises that it is the individual responsibility of each Director and officer of James Hardie to ensure they comply with the spirit and the letter of insider trading laws and that notification to the Board in no way implies Board approval of any transaction. Directors are subject to the Company's insider trading policy and rules.

Report of Independent Accountants

To the Board of Directors of James Hardie Industries N.V. and Subsidiaries

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and changes in shareholders' equity present fairly, in all material respects, the financial position of James Hardie Industries N.V. and Subsidiaries at March 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

GS Moore

GS Moore
Partner

Los Angeles, California
May 3, 2002

Consolidated Balance Sheets

	(Millions of US Dollars) March 31		(Millions of Australian Dollars) March 31	
ASSETS	2001	**2002**	2001	**2002**
Current assets:				
Cash and cash equivalents	$ 75.1	**$ 31.1**	A$ 153.3	**A$ 58.5**
Accounts and notes receivable, net of allowance for doubtful accounts of $1.1 million (A$2.2 million) and $0.7 million (A$1.3 million) as of March 31, 2001 and 2002, respectively	47.7	**80.3**	97.3	**151.0**
Inventories	69.5	**65.4**	141.8	**123.0**
Refundable income taxes	15.7	**9.9**	32.0	**18.6**
Prepaid expenses and other current assets	4.0	**7.2**	8.2	**13.5**
Deferred tax assets	30.0	**22.6**	61.2	**42.5**
Net current assets – discontinued operations	15.7	**21.6**	32.0	**40.6**
Total current assets	257.7	**238.1**	525.8	**447.7**
Long-term receivables	12.7	**5.5**	25.9	**10.3**
Investments	10.2	**6.7**	20.8	**12.6**
Property, plant and equipment, net	391.6	**451.0**	799.2	**848.2**
Intangible assets, net	3.2	**3.6**	6.5	**6.8**
Prepaid pension cost	8.8	**8.9**	18.0	**16.7**
Deferred tax assets	5.1	**5.5**	10.4	**10.3**
Net non-current assets – discontinued operations	213.0	**194.2**	434.7	**365.3**
Total assets	$ 902.3	**$ 913.5**	A$1,841.3	**A$1,717.9**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Accounts payable and accrued liabilities	$ 63.5	**$ 59.7**	A$ 129.6	**A$ 112.3**
Short-term debt	74.8	**4.9**	152.7	**9.2**
Accrued payroll and employee benefits	16.0	**25.7**	32.7	**48.3**
Accrued product warranties	4.2	**8.7**	8.6	**16.4**
Income taxes payable	3.2	**18.2**	6.5	**34.2**
Other liabilities	11.1	**5.9**	22.7	**11.1**
Total current liabilities	172.8	**123.1**	352.8	**231.5**
Long-term debt	357.3	**325.0**	729.2	**611.3**
Deferred tax liabilities	31.0	**23.0**	63.3	**43.3**
Liability to Medical Research and Compensation Foundation	49.4	**50.2**	100.8	**94.4**
Other liabilities	10.7	**21.8**	21.8	**41.0**
Total liabilities	621.2	**543.1**	A$1,267.9	**A$1,021.5**
Commitments and contingencies (Note 13)	–	**–**	–	**–**
Shareholders' Equity				
Common stock, no par value; 415,771,082 shares issued and outstanding at March 31, 2001; Euro dollar 0.50 par value, 2.0 billion shares authorised; 455,438,519 shares issued and outstanding at March 31, 2002	437.0	**205.4**		
Additional paid-in capital	–	**326.1**		
Accumulated deficit	(103.8)	**(94.8)**		
Employee loans	(7.9)	**(4.8)**		
Accumulated other comprehensive loss	(44.2)	**(61.5)**		
Total shareholders' equity	281.1	**370.4**		
Total liabilities and shareholders' equity	$ 902.3	**$ 913.5**		

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

(Millions of US Dollars, except per share data)	Years Ended March 31 2000	2001	**2002**
Net sales	$ 515.8	$ 540.9	**$ 606.9**
Cost of goods sold	(334.5)	(360.8)	**(401.6)**
Gross profit	181.3	180.1	**205.3**
Selling, general and administrative expenses	(98.7)	(109.2)	**(116.2)**
Research and development expenses	(18.3)	(14.5)	**(14.1)**
Restructuring and other operating expenses	(4.1)	(15.5)	**(28.1)**
Operating profit	60.2	40.9	**46.9**
Interest expense	(25.9)	(21.4)	**(18.4)**
Interest income	5.4	8.2	**2.4**
Other (expense) income, net	(1.6)	1.6	**(0.4)**
Income from continuing operations before income taxes	38.1	29.3	**30.5**
Income tax (expense) benefit	(13.5)	0.3	**(3.9)**
Income from continuing operations	24.6	29.6	**26.6**
Discontinued operations:			
Income (loss) from discontinued operations, net of income tax (expense) benefit of ($42.4) million, ($16.4) million and $0.3 million for the years ended March 31, 2000, 2001 and 2002, respectively	80.4	24.0	**(0.3)**
Gain (loss) on disposal of discontinued operations, net of income tax (expense) benefit of ($3.3) million, $0.6 million and $0.5 million for the years ended March 31, 2000, 2001 and 2002, respectively	12.8	(15.1)	**3.0**
Income from discontinued operations	93.2	8.9	**2.7**
Income before cumulative effect of change in accounting principle	117.8	38.5	**29.3**
Cumulative effect of change in accounting principle for revenue recognition, net of income tax benefit of $0.2 million	–	(0.3)	**–**
Net income	$ 117.8	$ 38.2	**$ 29.3**
Income per share – basic:			
Income from continuing operations	$ 0.06	$ 0.07	**$ 0.06**
Income from discontinued operations	0.23	0.02	**0.01**
Cumulative effect of change in accounting principle	–	–	**–**
Net income per share – basic	$ 0.29	$ 0.09	**$ 0.07**
Income per share – diluted:			
Income from continuing operations	$ 0.06	$ 0.07	**$ 0.06**
Income from discontinued operations	0.23	0.02	**0.01**
Cumulative effect of change in accounting principle	–	–	**–**
Net income per share – diluted	$ 0.29	$ 0.09	**$ 0.07**
Weighted average common shares outstanding (in millions):			
Basic	407.0	409.6	**438.4**
Diluted	407.0	409.6	**440.4**

The accompanying notes are an integral part of these consolidated financial statements.

(Millions of Australian Dollars, except per share data)	Years Ended March 31 2000	2001	**2002**
Net sales	A$ 800.3	A$ 973.0	**A$1,182.4**
Cost of goods sold	(519.0)	(649.0)	**(782.4)**
Gross profit	281.3	324.0	**400.0**
Selling, general and administrative expenses	(153.1)	(196.4)	**(226.4)**
Research and development expenses	(28.4)	(26.1)	**(27.5)**
Restructuring and other operating expenses	(6.4)	(27.9)	**(54.7)**
Operating profit	93.4	73.6	**91.4**
Interest expense	(40.2)	(38.5)	**(35.8)**
Interest income	8.4	14.8	**4.7**
Other (expense) income, net	(2.5)	2.9	**(0.8)**
Income from continuing operations before income taxes	59.1	52.8	**59.5**
Income tax (expense) benefit	(20.9)	0.5	**(7.6)**
Income from continuing operations	38.2	53.3	**51.9**
Discontinued operations:			
Income (loss) from discontinued operations, net of income tax (expense) benefit of (A$65.8) million, (A$29.5) million and A$0.6 million for the years ended March 31, 2000, 2001 and 2002, respectively	124.7	43.2	**(0.6)**
Gain (loss) on disposal of discontinued operations, net of income tax (expense) benefit of (A$5.1) million, A$1.1 million and A$1.0 million for the years ended March 31, 2000, 2001 and 2002, respectively	19.9	(27.2)	**5.8**
Income from discontinued operations	144.6	16.0	**5.2**
Income before cumulative effect of change in accounting principle	182.8	69.3	**57.1**
Cumulative effect of change in accounting principle for revenue recognition, net of income tax benefit of A$0.4 million	–	(0.5)	**–**
Net income	A$ 182.8	A$ 68.8	**A$ 57.1**
Income per share - basic:			
Income from continuing operations	A$ 0.09	A$ 0.13	**A$ 0.12**
Income from discontinued operations	0.36	0.04	**0.01**
Cumulative effect of change in accounting principle	–	–	**–**
Net income per share – basic	A$ 0.45	A$ 0.17	**A$ 0.13**
Income per share - diluted:			
Income from continuing operations	A$ 0.09	A$ 0.13	**A$ 0.12**
Income from discontinued operations	0.36	0.04	**0.01**
Cumulative effect of change in accounting principle	–	–	**–**
Net income per share – diluted	A$ 0.45	A$ 0.17	**A$ 0.13**
Weighted average common shares outstanding (in millions):			
Basic	407.0	409.6	**438.4**
Diluted	407.0	409.6	**440.4**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(Millions of US Dollars)	Years Ended March 31 2000	2001	**2002**
Cash flows from operating activities:			
Net income	$ 117.8	$ 38.2	**$ 29.3**
Adjustments to reconcile net income to net cash provided by operating activities:			
Gain on disposal of subsidiaries and businesses	(11.9)	(2.3)	**(2.0)**
(Gain) loss on disposal of investments and negotiable securities	(1.8)	(2.4)	**1.3**
Property, plant and equipment impairment	–	7.5	**–**
Depreciation and amortisation	49.4	37.7	**39.9**
Deferred income taxes	31.8	4.0	**(0.6)**
Prepaid pension cost	1.9	(0.2)	**(0.7)**
Other	1.8	0.9	**3.1**
Changes in operating assets and liabilities:			
Accounts receivable, prepaids and other current assets	(31.4)	8.7	**(29.1)**
Inventories	(0.2)	(22.1)	**16.4**
Accounts payable, accrued liabilities and other liabilities	(11.1)	24.6	**19.0**
Net cash provided by operating activities	146.3	94.6	**76.6**
Cash flows from investing activities:			
Purchases of property, plant and equipment	(111.2)	(121.9)	**(52.4)**
Proceeds from sale of property, plant and equipment	14.1	2.7	**0.3**
Payments for subsidiaries and businesses, net of cash acquired	–	(9.9)	**(40.8)**
Disposal of subsidiaries and businesses, net of cash invested	98.4	(11.8)	**7.3**
Proceeds from sale and maturity of investments	3.7	1.9	**4.4**
Loans repaid by other entities	0.8	7.3	**4.0**
Cash transferred and payments of other costs on establishment of the Medical Research and Compensation Foundation	–	(31.2)	**–**
Net cash provided by (used in) investing activities	5.8	(162.9)	**(77.2)**
Cash flows from financing activities:			
Proceeds from borrowings	156.3	188.0	**230.4**
Repayments of borrowings	(163.3)	(143.7)	**(342.3)**
Proceeds from issuance of shares	–	–	**113.9**
Repayments of capital	–	–	**(22.5)**
Dividends paid	(42.0)	(43.0)	**(20.3)**
Net cash (used in) provided by financing activities	(49.0)	1.3	**(40.8)**
Effects of exchange rate changes on cash	(1.5)	(12.1)	**(2.6)**
Net increase (decrease) in cash and cash equivalents	101.6	(79.1)	**(44.0)**
Cash and cash equivalents at beginning of period	52.6	154.2	**75.1**
Cash and cash equivalents at end of period	154.2	75.1	**31.1**
Components of cash and cash equivalents:			
Cash at bank and on hand	0.3	2.4	**11.1**
Deposits	153.9	72.7	**20.0**
Cash and cash equivalents at end of period	$ 154.2	$ 75.1	**$ 31.1**
Supplemental disclosure of cash flow activities:			
Cash paid during the period for interest	$ 26.3	$ 20.2	**$ 25.8**
Cash paid (refunded) during the period for income taxes, net	$ 26.6	$ 22.6	**$ (10.2)**

The accompanying notes are an integral part of these consolidated financial statements.

(Millions of Australian Dollars)	Years Ended March 31 2000	2001	**2002**
Cash flows from operating activities:			
Net income	A$ 182.8	A$ 68.8	**A$ 57.1**
Adjustments to reconcile net income to net cash provided by operating activities:			
Gain on disposal of subsidiaries and businesses	(18.5)	(4.1)	**(3.9)**
(Gain) loss on disposal of investments and negotiable securities	(2.8)	(4.3)	**2.5**
Property, plant and equipment impairment	–	13.5	**–**
Depreciation and amortisation	76.6	67.8	**77.7**
Deferred income taxes	49.3	7.2	**(1.2)**
Prepaid pension cost	2.9	(0.4)	**(1.4)**
Other	2.8	1.6	**6.0**
Changes in operating assets and liabilities:			
Accounts receivable, prepaids and other current assets	(48.7)	15.7	**(56.7)**
Inventories	(0.3)	(39.8)	**32.0**
Accounts payable, accrued liabilities and other liabilities	(17.2)	44.3	**37.0**
Net cash provided by operating activities	226.9	170.3	**149.1**
Cash flows from investing activities:			
Purchases of property, plant, and equipment	(172.5)	(219.3)	**(102.1)**
Proceeds from sale of property, plant and equipment	21.9	4.9	**0.6**
Payments for subsidiaries and businesses, net of cash acquired	–	(17.8)	**(79.5)**
Disposal of subsidiaries and businesses, net of cash invested	152.7	(21.2)	**14.2**
Proceeds from sale and maturity of investments	5.7	3.4	**8.6**
Loans repaid by other entities	1.2	13.1	**7.8**
Cash transferred and payments of other costs on establishment of the Medical Research and Compensation Foundation	–	(56.1)	**–**
Net cash provided by (used in) investing activities	9.0	(293.0)	**(150.4)**
Cash flows from financing activities:			
Proceeds from borrowings	242.5	338.2	**448.9**
Repayments of borrowings	(253.4)	(258.5)	**(666.9)**
Proceeds from issuance of shares	–	–	**221.9**
Repayments of capital	–	–	**(43.8)**
Dividends paid	(65.2)	(77.4)	**(39.6)**
Net cash (used in) provided by financing activities	(76.1)	2.3	**(79.5)**
Effects of exchange rate changes on cash	10.4	19.8	**(14.0)**
Net increase (decrease) in cash and cash equivalents	170.2	(100.6)	**(94.8)**
Cash and cash equivalents at beginning of period	83.7	253.9	**153.3**
Cash and cash equivalents at end of period	253.9	153.3	**58.5**
Components of cash and cash equivalents:			
Cash at bank and on hand	0.5	4.9	**20.9**
Deposits	253.4	148.4	**37.6**
Cash and cash equivalents at end of period	A$ 253.9	A$ 153.3	**A$ 58.5**
Supplemental disclosure of cash flow activities:			
Cash paid during the period for interest	A$ 40.8	A$ 36.3	**A$ 50.3**
Cash paid (refunded) during the period for income taxes, net	A$ 41.3	A$ 40.7	**A$ (19.9)**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Shareholders' Equity

(Millions of US Dollars)	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Employee Loans	Accumulated Other Comprehensive Income (Loss)	Total
Balances as of March 31, 1999	$ 419.3	$ –	$ (175.6)	$ (9.9)	$ (72.0)	$ 161.8
Comprehensive income (loss):						
Net income	–	–	117.8	–	–	117.8
Other comprehensive income (loss):						
Foreign currency translation gain	–	–	–	–	5.1	5.1
Unrealized gain on available-for-sale securities	–	–	–	–	0.6	0.6
Other comprehensive income	–	–	–	–	5.7	5.7
Total comprehensive income						123.5
Dividends paid	–	–	(42.0)	–	–	(42.0)
Stock compensation	0.6	–	–	–	–	0.6
Employee loans	–	–	–	0.8	–	0.8
Balances as of March 31, 2000	419.9	–	(99.8)	(9.1)	(66.3)	244.7
Comprehensive income (loss):						
Net income	–	–	38.2	–	–	38.2
Other comprehensive income (loss):						
Foreign currency translation gain	–	–	–	–	22.2	22.2
Unrealized loss on available-for-sale securities	–	–	–	–	(0.1)	(0.1)
Other comprehensive income	–	–	–	–	22.1	22.1
Total comprehensive income						60.3
Dividends paid	–	–	(43.0)	–	–	(43.0)
Issuance of common stock	17.3	–	–	–	–	17.3
Stock compensation	0.6	–	–	–	–	0.6
Employee loans	–	–	–	1.2	–	1.2
Other	(0.8)	–	0.8	–	–	–
Balances as of March 31, 2001	437.0	–	(103.8)	(7.9)	(44.2)	281.1
Comprehensive income (loss):						
Net income	–	–	29.3	–	–	29.3
Other comprehensive income (loss):						
Effect of adopting SFAS No. 133						
Unrealized transition loss on derivative instruments classified as cash flow hedges	–	–	–	–	(4.9)	(4.9)
Amortisation of unrealized transition loss on derivative instruments	–	–	–	–	1.1	1.1
Foreign currency translation loss	–	–	–	–	(14.8)	(14.8)
Unrealized gain on available-for-sale securities	–	–	–	–	1.3	1.3
Other comprehensive loss	–	–	–	–	(17.3)	(17.3)
Total comprehensive income						12.0
Dividends paid	–	–	(20.3)	–	–	(20.3)
Issuance of common stock	103.1	9.9	–	–	–	113.0
Conversion of JHIL no par common shares to JHI NV Euro dollar 0.50 par value common shares	(334.9)	334.9	–	–	–	–
Return of capital of $0.05 per share	–	(22.5)	–	–	–	(22.5)
Stock compensation	–	3.1	–	–	–	3.1
Employee loans	–	–	–	3.1	–	3.1
Stock options exercised	0.2	0.7	–	–	–	0.9
Balances as of March 31, 2002	**$ 205.4**	**$ 326.1**	**$ (94.8)**	**$ (4.8)**	**$ (61.5)**	**$ 370.4**

The accompanying notes are an integral part of these consolidated financial statements.

1. Background and Basis of Presentation

Background

On July 2, 1998, James Hardie Industries Limited ("JHIL"), a public company organised under the laws of Australia and listed on the Australia Stock Exchange, announced a plan of reorganisation and capital restructuring (the "1998 Reorganisation").

James Hardie N.V. ("JHNV") was incorporated in August 1998, as an intermediary holding company, with all its common stock owned by indirect subsidiaries of JHIL. On October 16, 1998, JHIL's shareholders approved the 1998 Reorganisation. Effective as of November 1, 1998, JHIL contributed its fibre cement businesses, its US gypsum wallboard business, its Australian and New Zealand building systems businesses and its Australian windows business (collectively, the "Transferred Businesses") to JHNV and its subsidiaries. In connection with the 1998 Reorganisation, JHIL and its non-transferring subsidiaries retained certain unrelated assets and liabilities.

On July 24, 2001, JHIL announced a further plan of reorganisation and capital restructuring (the "2001 Reorganisation"). Completion of the 2001 Reorganisation occurred on October 19, 2001. In connection with the 2001 Reorganisation, James Hardie Industries N.V. ("JHI NV"), formerly RCI Netherlands Holdings B.V., issued common shares represented by CHESS Units of Foreign Securities ("CUFS") on a one for one basis to existing JHIL shareholders in exchange for their shares in JHIL such that JHI NV became the new ultimate holding company for JHIL and JHNV.

Following the 2001 Reorganisation, JHI NV controls the same assets and liabilities as JHIL controlled immediately prior to the 2001 Reorganisation.

Basis of Presentation

The consolidated financial statements represent the financial position and results of operations of JHI NV and its wholly owned subsidiaries, collectively referred to as either the "Company" or "James Hardie", unless the context indicates otherwise. For the periods prior to October 19, 2001, the effective date of the 2001 Reorganisation, the consolidated financial statements represent the financial position and results of operations of JHIL and its wholly owned subsidiaries.

In accordance with accounting principles generally accepted in the United States of America, the transfers to JHI NV have been accounted for on a historical cost basis using the "as-if" pooling method on the basis that the transfers are between companies under common control.

The assets, liabilities, income statement and cash flows of the Company have been presented with accompanying Australian dollar (A$) convenience translations. These A$ convenience translations are not prepared in accordance with accounting principles generally accepted in the United States of America.

The exchange rates used to calculate the convenience translations are as follows:

	March 31		
(US$1 = A$)	2000	2001	**2002**
Assets and liabilities	n/a	2.0408	**1.8808**
Income statement	1.5515	1.7990	**1.9483**
Cash flows – beginning cash	1.5911	1.6466	**2.0408**
Cash flows – ending cash	1.6466	2.0408	**1.8808**
Cash flows – current period movements	1.5515	1.7990	**1.9483**

2. Summary of Significant Accounting Policies

Nature of Operations

The Company manufactures and sells fibre cement building products for interior and exterior building construction applications primarily in the United States, Australia, New Zealand, Philippines and Chile.

Accounting Principles

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The US dollar is used as the reporting currency. All subsidiaries are consolidated and all significant intercompany transactions and balances are eliminated.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Reclassifications

Certain prior year balances have been reclassified to conform with the current year presentation.

Foreign Currency Translation

All assets and liabilities are translated into US dollars at current exchange rates while revenues and expenses are translated at average exchange rates in effect for the period. The effects of foreign currency translation adjustments are included directly in a separate component of shareholders' equity. Prior to the 1998 Reorganisation, financial instruments were used to hedge, from an Australian dollar perspective, the amount of JHIL's net investment in foreign operations. Gains and losses, net of taxes, arising on such hedges were recognised in the cumulative translation adjustment account in shareholders' equity. Subsequent to the 1998 Reorganisation, the Company manages its balance sheet from a US dollar perspective. Gains and losses arising from foreign currency transactions are recognised in income currently.

Cash and Cash Equivalents

Cash and cash equivalents include amounts on deposit in banks and cash invested temporarily in various highly liquid financial instruments with an original maturity of three months or less when acquired.

Inventories
Inventories are valued at the lower of cost or market. Cost is generally determined under the first-in, first-out method, except that the cost of raw materials and supplies is determined using actual or average costs. Cost includes the costs of materials, labour and applied factory overhead.

Investments
Management determines the proper classifications of investments at the time of purchase and re-evaluates such designations at each balance sheet date. All marketable securities are designated as available-for-sale securities. Accordingly, these securities are stated at fair value based upon quoted market prices, with unrealized gains and losses charged to a separate component of shareholders' equity, net of taxes. Realised gains and losses on sales of investments are recognised in income currently.

Other investments without readily available quoted market prices are recorded at the lower of cost or management's estimate of fair value.

Property, Plant and Equipment
Property, plant and equipment are stated at cost. Property, plant and equipment of businesses acquired are recorded at their acquired cost based on fair market value at the date of the acquisition. Depreciation of property, plant and equipment is computed using the straight-line method over the following estimated useful lives:

Buildings	40 years
Building improvements	5 to 10 years
Machinery and equipment	5 to 27 years
Computer equipment	3 to 4 years
Office furniture and equipment	3 to 10 years

The cost of additions and improvements is capitalised, while maintenance and repair costs are expensed as incurred. Interest is capitalised in connection with the construction of major facilities. Capitalised interest is recorded as part of the asset to which it relates and is amortised over the asset's estimated useful life. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation amounts with any resulting gain or loss reflected in the statement of income.

Intangibles
Intangibles consist primarily of goodwill, which represents cost in excess of the fair value of the identifiable net assets of businesses acquired. Goodwill is amortised using the straight-line method over the period such additional value is expected to be realised, generally 25 years.

Impairment of Long-Lived Assets
The Company evaluates its long-lived assets, including goodwill, for impairment in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and will continue to evaluate them as events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. The Company evaluates the recoverability of long-lived assets by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. At the time such evaluations indicate that the future undiscounted cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values, based on future discounted cash flows.

Environmental
Environmental remediation expenditures that relate to current operations are expensed or capitalised as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Estimated liabilities are not discounted to present value. Generally, the timing of these accruals coincides with completion of a feasibility study or the Company's commitment to a formal plan of action.

Mineral Acquisition Costs
The Company records acquired proven and probable silica mineral ore reserves at their fair market value at the date of acquisition. Depletion expense is recorded based on the estimated rate per ton multiplied by the number of tons extracted during the period. The rate per ton may be periodically revised by management based on changes in the estimated tons available to be extracted which, in turn, is based on third party studies of proven and probable reserves. The estimated costs of reclamation associated with mining activities are accrued during production and are included in determining the cost of production.

Revenue Recognition and Change in Accounting Principle
Effective April 1, 2000, the Company changed its method of accounting for revenue recognition to comply with Securities and Exchange Commission Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." Previously, the Company had recognised revenue when products were shipped based on FOB shipping point terms. Under the new accounting method adopted retroactive to April 1, 2000, the Company now recognises revenue when the risks and obligations of ownership have been transferred to the customer which generally occurs at the time of delivery to the customer. Assuming the change in accounting principle was made retroactively to all prior periods, the calculated pro forma amounts are immaterial and thus have been excluded from the statements of income. As a result of the adoption of SAB No. 101, in the year ended March 31, 2001 the Company recognised $4.9 million in revenue, of which $3.8 million relates to discontinued operations, that was previously recognised in fiscal year 2000.

Construction contract revenues are recognised using the percentage-of-completion method based on the costs incurred relative to total estimated costs. Provisions for anticipated losses on construction contracts are recognised in income currently. Sales revenue is presented net of sales returns and allowances.

Accrued Product Warranties
An accrual for estimated future warranty costs is recorded based on an analysis by the Company, including the historical relationship of warranty costs to sales.

Income Taxes
The Company accounts for income taxes under the liability method. Under this method, deferred income taxes are recognised by applying enacted statutory rates applicable to future years to differences between the tax bases and financial reporting amounts of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognised in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that all or some portion of deferred tax assets will not be realised.

Financial Instruments
Periodically, interest rate swaps, commodity swaps and forward exchange contracts are used in an effort to manage market risks and reduce exposure resulting from fluctuations in interest rates, commodity prices and foreign currency exchange rates. Where such contracts are designated as, and effective as, a hedge, they are accounted for in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities."

Stock-Based Compensation
The Company accounts for stock option grants and other equity incentive awards in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Under APB Opinion No. 25, compensation expense is recorded when the current market price of the underlying stock exceeds the exercise price on the date of grant. The Company maintains various option and incentive plans which are subject to either fixed or variable plan accounting. Compensation costs relating to options issued under a fixed plan are calculated at the date of grant and recognised over the vesting period. Compensation costs for options issued under a variable plan must be determined each reporting period based on changes in the underlying stock price and recognised over the vesting period, typically until the options are exercised.

Employee Benefit Plans
The Company sponsors both defined benefit and defined contribution retirement plans for its employees. The defined contribution plans cover all eligible employees and provide contributions of up to 6% of the eligible employees salaries or wages. These contributions are recognised as periodic pension expense in the period that the employees salaries or wages are earned. The defined benefit plan covers all eligible employees and takes into consideration the following components to calculate net periodic pension expense: (a) service cost; (b) interest cost; (c) expected return on plan assets; (d) amortisation of unrecognised prior service cost; (e) recognition of net actuarial gains or losses; and (f) amortisation of any unrecognised net transition asset. If the amount of the Company's total contribution to its pension plan for the period is not equal to the amount of net periodic pension cost, the Company recognises the difference either as a prepaid or accrued pension cost.

Dividends
Dividends are recorded as a liability on the date that the Board of Directors formally declares the dividend.

Earnings per Share
The Company is required to disclose basic and diluted earnings per share ("EPS"). Basic EPS is calculated using income divided by the weighted average number of common shares outstanding during the year. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares, such as options, had been issued. Options to purchase 1.2 million shares at March 31, 2000 and 2001 and options to purchase 4.2 million shares at March 31, 2002 were not included in the computation of diluted net income per share because the exercise price of the options was greater than the average market price of the common shares. Therefore, the effect would be antidilutive.

Accumulated Other Comprehensive Income (Loss)
Accumulated other comprehensive income (loss) includes net income, foreign currency translation adjustments, unrealized gains (losses) on available-for-sale securities and derivative instruments and is presented as a separate component of shareholders' equity.

Recent Accounting Pronouncements
Derivatives
On April 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. The cumulative effect on April 1, 2001 of adopting this statement was to reduce other comprehensive income, a component of shareholders' equity, by $4.9 million.

Periodically, interest rate swaps, commodity swaps and forward exchange contracts are used to manage market risks and reduce exposure resulting from fluctuations in interest rates, commodity prices and foreign currency exchange rates. Where such contracts are designated as, and effective as, a hedge, gains and losses arising on such contracts are accounted for in accordance with SFAS No. 133. Specifically, changes in the fair value of derivative instruments designated as cash flow hedges are deferred and recorded in other comprehensive income. These deferred gains or losses are recognised in income when the transactions being hedged are completed. The ineffective portion of these hedges is recognised in income currently. Changes in the fair value of derivative instruments designated as fair value hedges are recognised in income, as are changes in the fair value of the hedged item. Changes in the fair value of derivative instruments that are not designated as hedges for accounting purposes are recognised in income. The Company does not use derivatives for trading purposes.

Business Combinations
In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations." SFAS No.141 requires the purchase method of accounting to be used for all business combinations initiated after June 30, 2001, with use of the pooling-of-interests method prohibited. The adoption of this standard had no impact on the Company's consolidated financial statements.

Goodwill
SFAS No. 142, which changes the accounting for goodwill and indefinite-lived intangible assets from an amortisation method to an impairment-only approach, will be adopted by the Company beginning in the first quarter of fiscal year 2003. Under the new rules, goodwill and indefinite-lived intangible assets will no longer be amortised but will be subjected to an annual impairment test. Other intangible assets will continue to be amortised over their estimated useful lives. The Company believes that the adoption of this standard will not have a material impact on its consolidated financial statements.

Asset Retirement Obligations
In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. The statement requires that the fair value of a liability for an asset retirement obligation be recognised in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalised as part of the carrying amount of the long-lived asset. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company believes that the adoption of this standard will not have a material impact on its consolidated financial statements.

Impairment or Disposal of Long-Lived Assets
In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Based upon the framework established in SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," this statement establishes one accounting model for long-lived assets to be disposed of by sale and addresses significant SFAS No. 121 implementation issues. The accounting model defined in SFAS No. 144 applies to all long-lived assets to be disposed of whether reported in continuing operations or in discontinued operations and requires that those long-lived assets be measured at the lower of carrying amount or fair value less costs to sell. Consequently, discontinued operations will no longer be measured at net realisable value or include amounts for operating losses that have not yet occurred. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The provisions of SFAS No. 144 generally are to be applied prospectively. The Company believes that the adoption of this standard will not have a material impact on its consolidated financial statements.

3. Cash and Cash Equivalents

Cash and cash equivalents consist of the following components:

	March 31	
(Millions of US dollars)	2001	**2002**
Cash at bank and on hand	$ 2.4	**$ 11.1**
Short-term deposits	72.7	**20.0**
Total cash and cash equivalents	$ 75.1	**$ 31.1**

Short-term deposits are placed at floating interest rates varying between 4.61% to 5.50% and 1.65% to 1.80% as of March 31, 2001 and 2002, respectively.

4. Accounts and Notes Receivable

Accounts and notes receivable consist of the following components:

	March 31	
(Millions of US dollars)	2001	**2002**
Trade debtors	$ 42.2	**$ 73.1**
Other debtors and advances	6.6	**7.9**
Allowance for doubtful accounts	(1.1)	**(0.7)**
Total accounts and notes receivable	$ 47.7	**$ 80.3**

The collectibility of accounts receivable, consisting mainly of trade receivables, is reviewed on an ongoing basis and an allowance for doubtful accounts is provided for known and estimated bad debts. The following are changes in the allowance for doubtful accounts:

		March 31	
(Millions of US dollars)	2000	2001	**2002**
Balance at beginning of period	$ 0.7	$ 1.2	**$ 1.1**
Charge to expense	0.6	0.3	**0.1**
Costs and deductions	–	(0.2)	**(0.6)**
Foreign currency movements	(0.1)	(0.2)	**0.1**
Balance at end of period	$ 1.2	$ 1.1	**$ 0.7**

5. Inventories

Inventories consist of the following components:

	March 31	
(Millions of US dollars)	2001	**2002**
Raw materials and supplies	$ 17.0	**$ 22.4**
Provision for raw materials	(0.4)	**(0.3)**
Work-in-process	3.5	**4.1**
Finished goods	50.8	**40.9**
Provision for finished goods	(1.4)	**(1.7)**
Contracts-in-progress less advance billings	–	**–**
Total inventories	$ 69.5	**$ 65.4**

Work-in-process includes amounts related to construction contracts. The net amount of contracts-in-progress less advance billings was determined after deducting payments and progress billings of $1.5 million and $2.9 million as of March 31, 2001 and 2002, respectively.

6. Investments

Investments consist of the following components:

	March 31	
(Millions of US dollars)	2001	**2002**
Available-for-sale securities:		
Marketable securities at cost	$ 8.4	**$ 3.9**
Gross unrealized (losses) gains	(0.2)	**1.1**
Marketable securities at fair value	8.2	**5.0**
Other investments at cost approximating fair value	2.0	**1.7**
Total investments	$ 10.2	**$ 6.7**

7. Property, Plant and Equipment

Property, plant and equipment consist of the following components:

(Millions of US dollars)	Land	Buildings	Machinery and Equipment	Total
Balance at April 1, 2001:				
Cost	$ 6.6	$ 116.3	$ 371.7	$ 494.6
Accumulated depreciation	–	(13.6)	(89.4)	(103.0)
Net book value	6.6	102.7	282.3	391.6
Changes in net book value:				
Capital expenditures	–	7.1	43.7	50.8
Retirements and sales	–	–	(2.4)	(2.4)
Depreciation	–	(2.7)	(20.8)	(23.5)
Acquisition of assets of a business	–	0.4	30.5	30.9
Translation differences	–	(0.4)	4.0	3.6
Total changes	–	4.4	55.0	59.4
Balance at March 31, 2002:				
Cost	6.6	123.4	446.5	576.5
Accumulated depreciation	–	(16.3)	(109.2)	(125.5)
Net book value	$ 6.6	$ 107.1	$ 337.3	$ 451.0

Interest related to the construction of major facilities is capitalised and included in the cost of the asset to which it relates. Interest capitalised was $0.7 million, $4.6 million and $6.5 million for the years ended March 31, 2000, 2001 and 2002, respectively. Depreciation expense for continuing operations was $21.2 million, $20.7 million and $23.5 million for the years ended March 31, 2000, 2001 and 2002, respectively.

8. Intangible Assets

Intangible assets consist of the following components:

(Millions of US dollars)	Goodwill	Trademarks, Patents and Other	Total
Balance at April 1, 2001:			
Cost	$ 2.3	$ 1.6	$ 3.9
Accumulated amortisation	–	(0.7)	(0.7)
Net book value	2.3	0.9	3.2
Changes in net book value:			
Amortisation	(0.2)	–	(0.2)
Acquisition of assets of a business	–	0.8	0.8
Translation differences	(0.2)	–	(0.2)
Total changes	(0.4)	0.8	0.4
Balance at March 31, 2002:			
Cost	2.1	2.2	4.3
Accumulated amortisation	(0.2)	(0.5)	(0.7)
Net book value	$ 1.9	$ 1.7	$ 3.6

Amortisation expense related to goodwill and other intangibles was $0.1 million, $0.1 million and $0.2 million for the years ended March 31, 2000, 2001 and 2002, respectively.

9. Retirement Plans

The Company sponsors a defined contribution plan for employees in its US operations and defined benefit and defined contribution plans for its Australian and New Zealand employees. The defined contribution plan in the US covers all US employees meeting certain eligibility requirements and provides for contributions of up to 6% of their salary or wages. The Company's expense for the US defined contribution plan totalled $1.6 million, $2.3 million and $2.5 million for the years ended March 31, 2000, 2001 and 2002, respectively.

The following are the components of net periodic pension cost (income) for the Australian defined benefit pension plan:

	Years Ended March 31		
(Millions of US dollars)	2000	2001	**2002**
Service cost	$ 5.6	$ 3.3	**$ 2.9**
Interest cost	4.1	2.7	**2.4**
Expected return on plan assets	(7.1)	(4.8)	**(3.7)**
Amortisation of unrecognised transition asset	(1.3)	(0.9)	**(0.8)**
Amortisation of prior service cost	0.1	–	**–**
Recognised net actuarial loss (gain)	0.4	(0.5)	**0.1**
Net periodic pension cost (income)	$ 1.8	$ (0.2)	**$ 0.9**

Settlement gains of $2.5 million and curtailment losses of $0.1 million were recognised during the year ended March 31, 2000 as a result of the sale of the businesses within the Building Systems segment. Also, a settlement loss of $1.3 million was recognised during the year ended March 31, 2002 as a result of the sale of the Company's Windows business.

The following are the assumptions used in developing the projected benefit obligation as of March 31 for the Australian defined benefit pension plan:

	March 31		
	2000	2001	**2002**
Discount rate	6.5%	5.5%	**7.0%**
Rate of increase in compensation	4.0%	4.0%	**3.5%**
Expected return on plan assets	8.5%	7.5%	**7.0%**

Plan assets consist primarily of investments in marketable securities. Net unrecognised gains and losses are amortised over the average remaining service period of active employees. A market related value of assets is used to determine pension costs using a five year average of stocks held for investment purposes. The discount rate is based on the yield on 10 year high quality investment securities adjusted to reflect the rates at which pension benefits could be effectively settled. The changes in the discount rate from 2000 to 2001, and from 2001 to 2002, are a direct result of the changes in yields of high quality investment securities over the same periods, adjusted to rates at which pension benefits could be effectively settled. The decrease in the expected return on plan assets from 2000 to 2001, and from 2001 to 2002, is a result of both the reduction in the expected underlying inflation rate and reduced expected after-tax rates of return.

The following are the actuarial changes in the benefit obligation, changes in plan assets and the funded status of the Australian defined benefit pension plan:

	Years Ended March 31	
(Millions of US dollars)	2001	**2002**
Changes in benefit obligation:		
Benefit obligation - beginning balance	$ 44.7	**$ 41.9**
Service cost	3.3	**2.9**
Interest cost	2.7	**2.4**
Plan participants' contributions	1.4	**0.6**
Actuarial loss	7.2	**8.1**
Divestitures	–	**(8.5)**
Benefits paid	(8.0)	**(12.0)**
Foreign currency translation	(9.4)	**3.3**
Benefit obligation - ending balance	$ 41.9	**$ 38.7**
Changes in plan assets:		
Fair value of plan assets - beginning balance	$ 71.7	**$ 52.8**
Actual return on plan assets	1.0	**1.4**
Divestitures	–	**(8.5)**
Employer contribution	–	**1.6**
Plan participants' contributions	1.4	**0.6**
Benefits paid	(8.0)	**(12.0)**
Foreign currency translation	(13.3)	**3.9**
Fair value of plan assets - ending balance	$ 52.8	**$ 39.8**
Funded status	$ 10.9	**$ 1.1**
Unamortised prior service cost	0.2	**0.2**
Unrecognised actuarial loss	0.1	**9.1**
Unrecognised net transition asset	(2.4)	**(1.5)**
Prepaid pension cost	$ 8.8	**$ 8.9**

10. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following components:

	March 31	
(Millions of US dollars)	2001	**2002**
Trade creditors	$ 40.4	**$ 34.4**
Other creditors and accruals	23.1	**25.3**
Total accounts payable and accrued liabilities	$ 63.5	**$ 59.7**

11. Short and Long-Term Debt

Long-term debt consists of the following components:

	March 31	
(Millions of US dollars)	2001	**2002**
US$ noncollateralised notes, 7.09% average rate	$ 225.0	**$ 225.0**
A$ noncollateralised revolving loan facility	98.0	**-**
US$ noncollateralised revolving loan facility, 2.29% average rate	–	**100.0**
A$ loan from the Medical Research and Compensation Foundation	34.3	**-**
Total long-term debt	$ 357.3	**$ 325.0**

The US$ noncollateralised notes form part of a seven tranche private placement facility which provides for maximum borrowings of $225.0 million. Principal repayments are due in seven installments that commence on November 5, 2004 and end on November 5, 2013. The tranches bear fixed interest rates of 6.86%, 6.92%, 6.99%, 7.05%, 7.12%, 7.24% and 7.42%, respectively. Interest is payable in May and November each year.

The US$ denominated noncollateralised revolving loan facility can be repaid and redrawn until maturity in November 2004 and provides for maximum borrowings of A$200.0 million ($106.3 million). Interest is recalculated at the commencement of each draw-down period based on the US$ LIBOR or the average Australian bank bill rate plus the margins of individual lenders, and is payable at the end of each draw-down period. At March 31, 2002, there was $6.3 million available under this revolving loan facility and the weighted average interest rate was 5.98% and 2.29% as of March 31, 2001 and 2002, respectively.

The A$ loan from the Medical Research and Compensation Foundation was repaid in full during the year ended March 31, 2002.

At March 31, 2002, the following are the scheduled maturities of long-term debt for each of the next five years and in total thereafter:

(Millions of US dollars)	Years Ending March 31
2003	$ –
2004	–
2005	124.0
2006	35.0
2007	37.0
Thereafter	129.0
Total	$ 325.0

The Company has short-term noncollateralised stand-by loan facilities which provide for maximum borrowings of $117.5 million. At March 31, 2002, the facilities had a maturity date of April 30, 2003 and the Company had not drawn down any of these facilities. Interest is recalculated at the commencement of each draw-down period based on either the US$ LIBOR or the average A$ bank bill bid rate plus the margins of the individual lenders and is payable at the end of each draw-down period. At March 31, 2001, the weighted average interest rate on outstanding borrowings under these facilities was 5.82%.

The Company has a short-term US$ line of credit which provides for maximum borrowings of $5.5 million. At March 31, 2002, the Company had drawn down $4.9 million on this line of credit. The line of credit can be repaid and redrawn until maturity on December 31, 2002. Interest is recalculated at the commencement of each draw-down period based on the 90-day Chilean Tasa Activa Bancaria ("TAB") rate plus a margin and is payable at the end of each draw-down period. At March 31, 2001 and 2002, the weighted average interest rate on outstanding borrowings under this facility was 8.88% and 7.80%, respectively.

At March 31, 2002, management believes it was in compliance with all restrictive covenants contained in the noncollateralised notes, revolving loan facility and the stand-by credit facility agreements. Under the most restrictive of these covenants, JHNV is required to maintain certain ratios of debt to equity and net worth, and earnings before interest and taxes.

As a result of the completion of the sale of the Company's Gypsum business on April 25, 2002 (see Note 16), the Company was not in compliance as of that date with certain pre approval covenants of its US$ noncollateralised note agreements. The Company is currently in discussions with the note holders with respect to either the waiver or the renegotiation of such covenants.

12. Other Liabilities

Other liabilities consist of the following components:

(Millions of US dollars)	March 31 2001	2002
Current other liabilities:		
Reorganisation	$ 3.3	**$ 0.6**
Surplus leased space	4.4	**2.1**
Medical Research and Compensation Foundation	2.7	**2.9**
Other	0.7	**0.3**
Total current other liabilities	$ 11.1	**$ 5.9**
Non-current other liabilities:		
Employee entitlements	$ 4.9	**$ 4.4**
Warranty	2.7	**9.8**
Product liability	1.4	**1.2**
Derivative liability	–	**6.2**
Reorganisation	1.2	**–**
Other	0.5	**0.2**
Total non-current other liabilities	$ 10.7	**$ 21.8**

13. Commitments and Contingencies

Environmental

The operations of the Company, like those of other companies engaged in similar businesses, are subject to various federal, state and local laws and regulations on air and water quality, waste handling and disposal. The Company's policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated. In the opinion of management, based on information presently known, the ultimate liability for such matters should not have a material adverse effect on either the Company's consolidated financial position, results of operations or cash flows.

Legal

The Company is involved from time to time in various legal proceedings and administrative actions incident to the normal conduct of its business. Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on either its consolidated financial position, results of operations or cash flows.

Claims Against Former Subsidiaries

With the establishment and funding of the Medical Research and Compensation Foundation (the "Foundation") in February 2001 (see Note 16), the Company no longer owns or controls two Australian companies which manufactured and marketed asbestos-related products prior to 1987. From time to time, JHIL is joined as a party to asbestos suits which are primarily directed at these two former subsidiaries which are now controlled by the Foundation. JHIL does not settle or compromise such claims, and all such claims that have been litigated have been found in JHIL's favour. In prior years and up to the date of the establishment of the Foundation, these two former subsidiaries incurred costs of asbestos-related litigation and settlements. Consequently, the

Company held a provision for contingencies related to asbestos litigation of $187.7 million at March 31, 2000. The provision at March 31, 2000 included estimated costs of litigation and settlements, but excluded internal legal department costs which were expensed as incurred.

The Company calculated its asbestos provision based upon a reasonable estimate of expected litigation and settlement costs to be incurred in the ensuing 15 year period. Due to the significant uncertainty associated with asbestos litigation, the Company was unable to reasonably estimate costs beyond that point. As it is difficult to predict the incidence or outcome of future litigation, it is reasonably possible that amounts greater than the provision established could be incurred by these two former subsidiaries now owned and controlled by the Foundation.

As these two former subsidiaries are no longer a part of James Hardie, and all such claims have been successfully defended by JHIL, no provision has been established in the Company's accounts at March 31, 2001 or 2002. While it is difficult to predict the incidence or outcome of future litigation, the Company believes it is remote that any significant personal injury suits for damages in connection with the former manufacture or sale of asbestos containing products that are or may be filed against JHIL or its current subsidiaries would have a material adverse effect on its business, results of operations or financial condition. This belief is based in part on the separateness of corporate entities under Australian law, the limited circumstances where "piercing the corporate veil" might occur under Australian law, and there being no equivalent under Australian law of the U.S. legal doctrine of "successor liability". The courts in Australia have confirmed the primacy of separate corporate entities and have generally refused to hold parent entities responsible for the liabilities of their subsidiaries absent any finding of fraud, agency, direct operational responsibility or the like.

Asbestos litigation and settlement payments were $11.9 million and $11.5 million for the years ended March 31, 2000 and 2001, respectively.

Operating Leases

As the lessee, the Company principally enters into property, building and equipment leases. The following are future minimum lease payments for non-cancellable operating leases having a remaining term in excess of one year at March 31, 2002:

(Millions of US dollars)	Years Ending March 31
2003	$ 10.3
2004	9.2
2005	8.4
2006	8.4
2007	8.4
Thereafter	73.3
Total	$118.0

Rental expense amounted to $6.6 million, $7.8 million and $8.0 million for the years ended March 31, 2000, 2001 and 2002, respectively.

Capital Commitments

Commitments for the acquisition of plant and equipment, primarily in the US, contracted for but not recognised as liabilities and generally payable within one year, were $5.8 million at March 31, 2002.

Other Commitments

On June 28, 2001, the Company entered into an agreement to sell its gypsum mine in Las Vegas, Nevada to a developer for approximately $50.0 million. The sale of the mine is subject to certain conditions, including completion of planning and regulatory approvals, which may take approximately two years to obtain. The sale will be recognised when all conditions have been met.

14. Restructuring and Other Operating Expenses and Other (Expense) Income, Net

In the year ended March 31, 2000, the Company incurred employee termination costs of $4.1 million for 251 employees associated with the restructuring and upgrade of the Australian fibre cement business. Of the terminated employees, 11 worked in sales, 38 in administration and 202 were hourly paid workers in manufacturing and distribution. All of these employees had left their positions by March 31, 2000.

In March 2001, the Company announced the creation of a new division for its fibre cement business in the Asia Pacific region, commencing with the 2002 fiscal year. The new regional division comprises the fibre cement operations in Australia, New Zealand and the Philippines. As a result, the Company had decided to phase out manufacturing at its Perth, Western Australia facility during the course of calendar year 2001. Accordingly, restructuring costs of $15.5 million were incurred in the Asia Pacific fibre cement segment for the year ended March 31, 2001. The Company incurred employee termination costs of $5.4 million for 189 employees, 8 from sales, 23 from administration, 5 from marketing and 153 hourly paid workers in manufacturing and distribution. One employee had left by March 31, 2001. Except for 2 from administration, the balance of employees had left their positions by March 31, 2002. Included in the restructuring costs were $7.5 million for the write down of fixed assets to their estimated fair value and $2.6 million for lease cancellation charges.

Corporate reorganisation expenses represent the costs incurred in relation to the 2001 Reorganisation. Included in these expenses is $2.3 million paid to PricewaterhouseCoopers for related professional services.

On February 14, 2002, the Company signed a Class Action Settlement Agreement for all product, warranty and property related liability claims associated with its roofing products, which were previously manufactured and sold by the US Fibre Cement business. These products were removed from the marketplace between 1995 and 1998 in areas where there had been any alleged problems. Consequently, the Company recorded a pre-tax charge of $12.6 million in fiscal year 2002 to cover the estimated cost of the settlement, and the estimated cost of any other pending claims or lawsuits remaining which are not covered by the settlement, as well as all related costs that may be paid under the Settlement Agreement. The total liability included in the balance sheet relating to the Settlement Agreement as of March 31, 2002 was approximately $11.5 million.

Restructuring and other operating expenses consist of the following components:

(Millions of US dollars)	Years Ended March 31 2000	2001	**2002**
Restructuring:			
Asia Pacific Fibre Cement employee termination costs	$ (4.1)	$ (5.4)	**$ -**
Asia Pacific Fibre Cement fixed asset impairment charge	-	(7.5)	**-**
Asia Pacific Fibre Cement lease cancellation charges	-	(2.6)	**-**
Other operating expenses:			
Decrease in fair value of derivative contracts	-	-	**(8.1)**
Corporate reorganisation expenses	-	-	**(7.4)**
Class action settlement and roofing warranties	-	-	**(12.6)**
	$ (4.1)	$ (15.5)	**$ (28.1)**

The following table displays the activity and balances of the restructuring accrual account, which is included in other liabilities, from April 1, 1999 to March 31, 2002 (in millions of US dollars):

Type of Cost	April 1 1999 Balance	Additions	Deductions	March 31 2000 Balance
Employee terminations	$ 3.1	$ 4.1	$ (5.6)	$ 1.6
Surplus lease space	7.9	-	(2.9)	5.0
Total	$ 11.0	$ 4.1	$ (8.5)	$ 6.6

Type of Cost	April 1 2000 Balance	Additions	Deductions	March 31 2001 Balance
Employee terminations	$ 1.6	$ 5.4	$ (2.3)	$ 4.7
Surplus lease space	5.0	2.6	(3.2)	4.4
Total	$ 6.6	$ 8.0	$ (5.5)	$ 9.1

Type of Cost	April 1 2001 Balance	Additions	Deductions	**March 31 2002 Balance**
Employee terminations	$ 4.7	$ 0.3	$ (4.1)	**$ 0.9**
Surplus lease space	4.4	0.3	(2.6)	**2.1**
Total	$ 9.1	$ 0.6	$ (6.7)	**$ 3.0**

Additions reflect foreign currency movements and deductions reflect payments except for $0.4 million in fiscal year 2002, which related to a reversal of part of the employee termination reserve.

Other (expense) income, net consists of dividend investment (expense) income of ($1.6) million, $1.6 million and ($0.4) million for the years ended March 31, 2000, 2001 and 2002, respectively.

15. Income Taxes

The income tax (expense) benefit includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities.

The income tax (expense) benefit for income from continuing operations consists of the following components:

	Years Ended March 31		
(Millions of US dollars)	2000	2001	**2002**
Income from continuing operations before income tax expense:			
Domestic (1)	$ 38.1	$ 6.4	**$ 10.1**
Foreign	–	22.9	**20.4**
	$ 38.1	$ 29.3	**$ 30.5**
Income tax (expense) benefit:			
Current			
Domestic (1)	$ (2.9)	$ (2.5)	**$ (2.2)**
Foreign	(2.9)	(10.5)	**(2.6)**
	(5.8)	(13.0)	**(4.8)**
Deferred			
Domestic (1)	–	–	**0.2**
Foreign	(7.7)	13.3	**0.7**
	(7.7)	13.3	**0.9**
Total income tax (expense) benefit for continuing operations	$ (13.5)	$ 0.3	**$ (3.9)**

Income tax (expense) benefit for discontinued operations consists of the following components:

	Years Ended March 31		
(Millions of US dollars)	2000	2001	**2002**
Income tax (expense) benefit on discontinued operations:			
Current			
Foreign	$ (29.6)	$ 3.6	**$ (0.5)**
	(29.6)	3.6	**(0.5)**
Deferred			
Foreign	(12.8)	(20.0)	**0.8**
	(12.8)	(20.0)	**0.8**
Income tax (expense) benefit on disposal of discontinued operations	(3.3)	0.6	**0.5**
Total income tax (expense) benefit for discontinued operations	$ (45.7)	$ (15.8)	**$ 0.8**

(1) As JHI NV, a Dutch company, is the new ultimate holding company, domestic represents The Netherlands.

The income tax (expense) benefit is reconciled to the tax at the statutory rates as follows:

(Millions of US dollars)	Years Ended March 31 2000	2001	**2002**
Continuing operations			
Income tax expense computed at the statutory tax rates	$ (14.4)	$ (11.9)	**$ (8.8)**
US state income taxes, net of the federal benefit	(0.1)	2.5	**0.9**
Expenses not deductible	(0.8)	(1.2)	**(2.1)**
Non-assessable items	1.4	12.4	**9.3**
Losses not available for carry-forward	(3.2)	(1.9)	**(3.9)**
Taxes related to 2001 Reorganisation	–	–	**(18.7)**
Reversal of valuation allowance	–	–	**18.7**
Other items	3.6	0.4	**0.7**
Total income tax (expense) benefit	$ (13.5)	$ 0.3	**$ (3.9)**
Effective tax rate	35.4%	(1.0)%	**12.8%**
Discontinued operations			
Income tax (expense) benefit computed at the statutory tax rates	$ (42.8)	$ (14.6)	**$ 0.2**
US state income taxes, net of the federal benefit	(4.0)	(2.8)	**–**
Expenses not deductible	(0.2)	(0.2)	**(0.1)**
Non-taxable income	0.2	0.6	**–**
Tax rate change	(2.3)	–	**–**
Other items	6.7	0.6	**0.2**
Total income tax (expense) benefit	$ (42.4)	$ (16.4)	**$ 0.3**

The income tax (expense) benefit computed at the statutory rates represents taxes on income applicable to all jurisdictions in which the Company conducts business, calculated as the statutory income tax rate in each jurisdiction multiplied by the pre-tax income attributable to that jurisdiction.

Australian legislation reduced the country's income tax rate from 36% to 34% in the year ended March 31, 2001 and to 30% in the year ended March 31, 2002. Consequently, the Company adjusted its Australian deferred tax assets and liabilities at March 31, 2000 and 2001 using the appropriate tax rate for the period in which the related timing differences reverse. This adjustment resulted in a tax benefit of $0.7 million for the year ended March 31, 2001.

Deferred tax balances consist of the following components:

	March 31	
(Millions of US dollars)	2001	**2002**
Deferred tax assets:		
Provisions and accruals	$ 40.3	**$ 36.3**
Income received in advance	1.4	**-**
Net operating loss carry-forwards	42.5	**37.3**
AMT credit carry-forwards	–	**7.0**
Capital loss carry-forwards	0.4	**0.5**
Foreign currency movements	1.8	**0.6**
Foreign tax credit carry-forwards	3.5	**1.4**
Other	0.1	**-**
	90.0	**83.1**
Valuation allowance	(67.5)	**(42.8)**
	22.5	**40.3**
Deferred tax liabilities:		
Plant and equipment	(15.8)	**(32.1)**
Prepaid pension cost	(2.6)	**(2.7)**
Prepayments	–	**(0.4)**
	(18.4)	**(35.2)**
Total deferred taxes, net	$ 4.1	**$ 5.1**

Under SFAS No. 109, "Accounting for Income Taxes," the Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realised. The Company has established a valuation allowance pertaining to its liability to the Medical Research and Compensation Foundation, and for a portion of its Australian net operating loss carry-forwards and all of its Australian capital loss carry-forwards.

At March 31, 2002, the undistributed earnings of non-Dutch subsidiaries approximated $140.4 million. The Company intends to indefinitely reinvest these earnings, and accordingly, has not provided for taxes payable upon remittance of those earnings. Such taxes would approximate $19.2 million.

At March 31, 2002, the Company has foreign net operating loss carry-forwards of approximately $114.2 million, of which $16.6 million will expire at March 31, 2022, and $97.6 million will never expire. The Company also has US state net operating loss carry-forwards of approximately $54.6 million with varying expiration dates.

The following are the changes in the valuation allowance :

	Years Ended March 31		
(Millions of US dollars)	2000	2001	**2002**
Balance at beginning of period	$ (71.9)	$ (60.5)	**$ (67.5)**
Cumulative translation adjustment	–	(12.6)	**7.8**
Reduction (addition) to expense:			
Capital gains brought back to account	–	0.1	**-**
Timing differences brought back to account	0.9	1.2	**9.7**
Net operating losses brought back to account	0.5	3.1	**8.8**
Tax rate change	8.1	4.9	**(0.1)**
Reduction through sale of a business	–	–	**3.3**
Transfer from discontinued operations	–	(17.8)	**-**
Foreign currency movements	1.9	14.1	**(4.8)**
Balance at end of period	$ (60.5)	$ (67.5)	**$ (42.8)**

16. Discontinued Operations

Gypsum

On March 13, 2002, the Company announced that it had signed agreements to sell its US-based Gypsum operations to a third party for $345.0 million in cash. The transaction was completed on April 25, 2002. The Company expects to realise an after tax gain on the sale of approximately $45.0 million to $50.0 million. Accordingly, the Company has recorded a gain on disposal from discontinued operations in the amount of $1.0 million, representing operating income of $1.8 million earned by the Gypsum business after the measurement date (deemed to be February 28, 2002) through March 31, 2002, less applicable income taxes of $0.8 million. The net assets of Gypsum at March 31, 2002 consist primarily of trade receivables, inventory, trade creditors, mineral reserves, property, plant and equipment, goodwill and deferred taxes.

James Hardie & Coy Pty Ltd and Jsekarb Pty Ltd

On February 16, 2001, JHIL announced that it had established a foundation to compensate individuals with claims against two former James Hardie subsidiaries and to fund medical research into asbestos-related diseases. JHIL gifted A$3.0 million in cash and transferred ownership of Amaca Pty Ltd (formerly James Hardie & Coy Pty Ltd) ("JH & Coy") and Amaba Pty Ltd (formerly Jsekarb Pty Ltd) ("Jsekarb") to the Medical Research and Compensation Foundation (the "Foundation"), a special purpose charitable foundation established to fund medical and scientific research into asbestos-related diseases. JH & Coy and Jsekarb manufactured and marketed asbestos-related products prior to 1987, when all such activities ceased.

The Foundation is managed by independent trustees and operates entirely independently of James Hardie. James Hardie does not control the activities of the Foundation in any way and, effective from February 16, 2001, does not own or control the activities of JH & Coy or Jsekarb. In particular, the trustees are responsible for the effective management of claims against JH & Coy and Jsekarb, and for the investment of their assets. James Hardie has no economic interest in the Foundation, JH & Coy or Jsekarb; it has no right to dividends or capital distributions, nor will it benefit in the event that there is ultimately a surplus of funds in the Foundation, JH & Coy or Jsekarb following satisfaction of all asbestos-related liabilities.

As a result of the change in ownership of JH & Coy and Jsekarb on February 16, 2001, a gain on disposal of $2.3 million has been recorded by James Hardie at March 31, 2001, representing the net liabilities of JH & Coy and Jsekarb which were disposed of for no consideration, the A$3.0 million ($1.7 million) cash gift to the Foundation together with costs associated with the establishment and funding of the Foundation. JHIL had agreed to repay an existing loan of A$70.0 million ($34.3 million) due to JH & Coy in four annual tranches of A$15.0 million and a final tranche of A$10.0 million with the first tranche payable on August 15, 2002. However, the loan was repaid in full by JHIL during fiscal year 2002.

As part of the establishment and funding of the Foundation, JHIL has entered into an agreement to pay to JH & Coy and Jsekarb 42 annual payments of A$5.6 million, totalling A$234.2 million ($114.7 million). Under the agreement, JHIL has the option of making the first seven payments and then a final payment of A$73.0 million when the eighth payment becomes due, making a total payment of A$112.0 million ($54.9 million). In addition, in the event claims against the two former subsidiaries exceed certain amounts, the Foundation has the right to demand payment of any remaining unpaid balance, discounted for early payment. On September 9, 2001, JHIL made an early payment of A$1.0 million ($0.5 million) to the Foundation. This payment was in addition to the annual required payment that is made each February. As a result, the required annual payments of A$5.6 million have been reduced to A$5.5 million.

In 1998, the Company entered into lease agreements with JH & Coy whereby the Company leases, on a long-term basis, four fibre cement manufacturing facilities in Australia. Obligations under such leases amount to an aggregate of approximately $2.7 million per year. All of the leases expire on October 31, 2008. The leases contain renewal options and provisions adjusting lease payments based on changes in various market factors as reflected in changes in the consumer price index.

Windows

On August 15, 2000, the Company approved a plan to dispose of its Windows business. For the year ended March 31, 2001, the Company recorded a loss on disposal of $17.4 million, net of an income tax benefit of $0.6 million. This loss on disposal consisted of $17.2 million for a write down of assets to their expected net realisable value on disposal and transaction costs expected to be incurred on disposal. At March 31, 2001, operating losses from August 15, 2000 to the final disposal date were estimated at $0.8 million and were included in fiscal year 2001's loss on disposal for the Windows segment.

On November 30, 2001, the Company sold its Windows business. The Company recorded a gain on disposal of discontinued operations of $2.0 million representing the excess of cash proceeds of $7.8 million over the net book value of the assets sold of $5.8 million, a retirement plan settlement loss of $1.3 million and an income tax benefit of $1.3 million. The cash proceeds were offset by cash divested of $0.5 million.

Building Systems

By contract dated September 6, 1999, the Company sold the Bondor business, a part of the Building Systems segment, to a third party. This divestment was consummated on September 30, 1999. A gain of $2.9 million represented the excess of the proceeds from the sale of $7.2 million over the net book value of the assets sold of $5.1 million and a retirement plan settlement gain of $0.8 million. The sale resulted in an income tax expense of $1.0 million. The proceeds from the sale were comprised of cash of $9.2 million less selling costs of $1.2 million and repayment of payables of $0.8 million.

On February 29, 2000, the Company sold the remaining Building Systems segment comprising the Ausco portable building business to a third party. A gain of $13.2 million represented the excess of the proceeds from the sale of $77.5 million over the net book value of the assets sold of $68.3 million, a retirement plan settlement gain of $1.6 million, and income from the October 1999 measurement date forward of $2.4 million. The sale resulted in an income tax expense of $2.3 million. The proceeds from the sale were comprised of cash of $90.4 million less selling costs of $12.9 million.

The following are the results of operations of discontinued businesses:

	Years Ended March 31		
(Millions of US dollars)	2000	2001	**2002**
Building Systems			
Net sales	$ 68.8	$ –	**$ –**
Income before income tax expense	5.0	–	**–**
Income tax expense	(1.8)	–	**–**
Net income	3.2	–	**–**
Windows			
Net sales	59.9	24.0	**–**
Loss before income tax (expense) benefit	(0.6)	(0.9)	**–**
Income tax (expense) benefit	(0.4)	0.2	**–**
Net loss	(1.0)	(0.7)	**–**
James Hardie & Coy Pty Ltd and Jsekarb Pty Ltd			
Net sales	0.2	0.2	**–**
Income before income tax benefit	0.1	0.7	**–**
Income tax benefit	3.5	0.5	**–**
Net income	3.6	1.2	**–**
Gypsum			
Net sales	358.5	279.0	**223.0**
Income (loss) before income tax (expense) benefit	118.3	40.6	**(0.6)**
Income tax (expense) benefit	(43.7)	(17.1)	**0.3**
Net income (loss)	74.6	23.5	**(0.3)**
Total			
Net sales	487.4	303.2	**223.0**
Income (loss) before income tax (expense) benefit	122.8	40.4	**(0.6)**
Income tax (expense) benefit	(42.4)	(16.4)	**0.3**
Net income (loss)	80.4	24.0	**(0.3)**
Gain (loss) on disposal, net of income taxes	12.8	(15.1)	**3.0**
Income from discontinued operations	$ 93.2	$ 8.9	**$ 2.7**

17. Stock-Based Compensation

Peter Donald Macdonald Share Option Plans

Peter Donald Macdonald Share Option Plan

On November 17, 1999, 1,200,000 options were granted by JHIL at fair market value to Mr. Peter D. Macdonald, Chief Executive Officer of JHIL at that time, under the Peter Donald Macdonald Share Option Plan. Each option conferred the right to subscribe for one ordinary share in the capital of JHIL at a price of A$3.87 payable by Mr. Macdonald or his nominee at the time of exercise of the options. As part of the 2001 Reorganisation, JHIL terminated this option plan and JHI NV granted Mr. Macdonald a replacement option plan to purchase 1,200,000 shares of JHI NV common stock at an exercise price of A$3.87 per share. As with the original JHIL option grant, this stock option plan vests and becomes exercisable in three equal installments of 400,000 shares after November 17, 2002, 2003 and 2004. The JHI NV plan contains the same terms as the JHIL plan. The exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions, as set out in the plan rules. Consequently, the exercise price was reduced by A$0.10 to A$3.77, for the December 2001 return of capital.

Options which have not lapsed may be exercised on any date on or after there has been a change of control of JHI NV or Mr. Macdonald's termination, resignation or death. Options not exercised will lapse on the first to occur of: (a) 10 years from the date of issue; or (b) expiration of six months after the date on which Mr. Macdonald dies or six months after he ceases to be employed by JHI NV.

Peter Donald Macdonald Share Option Plan 2001

On July 12, 2001, 624,000 options were granted by JHIL at fair market value to Mr. Peter D. Macdonald, Chief Executive Officer of JHIL at that time, under the Peter Donald Macdonald Share Option Plan 2001. Each option conferred the right to subscribe for one ordinary share in the capital of JHIL at the price of A$5.45 per share payable by Mr. Macdonald or his nominee at the time of exercise of the options. As part of the 2001 Reorganisation, JHIL terminated this option plan and JHI NV granted Mr. Macdonald a replacement option plan to purchase 624,000 shares of JHI NV common stock at an exercise price of A$5.45 per share. The options may only be exercised if the Company meets certain performance hurdles. The first 468,000 options are exercisable after July 12, 2004 if JHI NV's total shareholder returns ("TSR") are equal to or greater than the median TSR for the Company's peer group as set out in the plan. For every 1% that JHI NV's TSR is greater than the median peer group's TSR, an additional 6,240 options are exercisable, up to 156,000 options. As set out in the plan rules, the exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise price was reduced by A$0.10, to A$5.35, for the December 2001 return of capital. The plan is accounted for as a variable plan and, accordingly, compensation expense of $0.1 million was recognised in fiscal year 2002.

Options which have not lapsed may be exercised on any date on or after there has been a change of control of JHI NV or Mr. Macdonald's termination, resignation or death. Options not exercised will lapse on the first to occur of: (a) 10 years from the date of issue; or (b) expiration of six months after the date on which Mr. Macdonald dies or six months after he ceases to be employed by JHI NV.

KMEIP Option Plan

On October 19, 2001 (the grant date), JHI NV granted a total of 5,468,829 stock options to key US executives in exchange for their previously granted Key Management Equity Incentive Plan ("KMEIP") shadow shares that were originally granted in November 1999 and 2000 by JHIL. These options may be exercised in five equal tranches (20% each year) starting with the first anniversary of the original shadow share grant. The plan is accounted as a fixed plan. The details of these options are as follows:

Original Shadow Share Grant Date	Exercise Price	Number of Options	% Vested 2002 as of March 31, 2002	Option Expiration Date
November 1999	A$ 3.82	1,968,544	40%	November 2009
November 2000	A$ 3.78	3,500,285	20%	November 2010

At the time of the exchange, the Company's share price was A$4.36. Accordingly, for the year ended March 31, 2002, compensation expense of $0.2 million has been recorded for the vested variance between the exercise prices of the options and the Company's share price at the grant date.

As set out in the plan rules, the exercise prices and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, due to the December 2001 return of capital, the exercise price was reduced by A$0.10, to A$3.72 and A$3.68 for the November 1999 and November 2000 grants, respectively.

2001 Equity Incentive Plan

On December 17, 2001, 4,248,417 options were granted by JHI NV at fair market value to non-director executives of the Company under the JHI NV 2001 Equity Incentive Plan. Each option confers the right to subscribe for one ordinary share in the capital of JHI NV at a price of A$5.65 per share payable by the executive. The options may be exercised as follows: 25% after December 17, 2002; 25% after December 17, 2003; and 50% after December 17, 2004. All unexercised options expire 10 years from the date of issue, December 17, 2011, or 90 days after the executive ceases to be employed by the Company.

The Company accounts for stock-based compensation in accordance with APB Opinion No. 25 and discloses such compensation under the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Fair value is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Peter Macdonald Share Option Plan	Peter Macdonald Share Option Plan 2001	KMEIP Option Plan November 1999	KMEIP Option Plan November 2000	2001 Equity Incentive Plan
Grant Date	Nov 17, 99	July 12, 01	Oct 19, 01	Oct 19, 01	Dec 17, 01
Expected life (years)	5.0	9.8	5.0	5.0	5.0
Risk-free interest rate	6.4%	4.8%	3.9%	3.9%	3.9%
Expected volatility	35.2%	27.0%	22.0%	22.0%	22.0%
Dividend yield	4.2%	4.5%	4.5%	4.5%	3.4%
Fair value at grant date	A$ 0.98	A$ 0.76	A$ 0.88	A$ 0.87	A$ 0.98

If the Company had elected to recognise compensation cost for stock-based compensation grants consistent with the method prescribed by SFAS No. 123, net income and net income per common share would have been changed to the following pro forma amounts:

(Millions of US dollars, except per share data)		Years Ended March 31 2000	2001	2002
Net income:	As reported	$ 117.8	$ 38.2	**$ 29.3**
	Pro forma	117.8	38.1	**28.0**
Basic EPS:	As reported	$ 0.29	$ 0.09	**$ 0.07**
	Pro forma	0.29	0.09	**0.06**
Diluted EPS:	As reported	$ 0.29	$ 0.09	**$ 0.07**
	Pro forma	0.29	0.09	**0.06**

The following table shows the movement in the Company's outstanding options:

(In Australian dollars)	2000 Number of Shares	2000 Weighted Average Exercise Price	2001 Number of Shares	2001 Weighted Average Exercise Price	**2002 Number of Shares**	**2002 Weighted Average Exercise Price**
Outstanding at beginning of year	–	A$ –	1,200,000	A$ 3.87	**1,200,000**	**A$ 3.77**
Granted	1,200,000	3.87	–	–	**10,341,246**	**4.37**
Exercised	–	–	–	–	**(496,257)**	**3.75**
Forfeited	–	–	–	–	**(75,427)**	**5.65**
Outstanding at end of year	1,200,000	A$ 3.87	1,200,000	A$ 3.87	**10,969,562**	**A$ 4.54**
Options exercisable at March 31	–	–	–	–	**1,122,022**	**A$ 3.70**

The following table summarises information about the Company's stock options outstanding at March 31, 2002:

(In Australian dollars)	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at March 31, 2002	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable at March 31, 2002	Weighted Average Exercise Price
A$ 3.68	3,269,998	8.7	A$ 3.68	543,487	A$ 3.68
3.72	1,711,423	7.7	3.72	578,535	3.72
3.77	1,200,000	7.7	3.77	–	–
5.35	624,000	9.3	5.35	–	–
5.65	4,164,141	9.8	5.65	–	–
A$ 3.68 to A$ 5.65	10,969,562	8.9	A$ 4.54	1,122,022	A$ 3.70

Shadow Stock Plans

The US Shadow Stock Plan provides an incentive to certain key employees in the United States based on growth in the JHI NV share price over time as if such employees were the owners of that number of JHI NV's common stock as are equal to the number of shares of shadow stock issued to employees. The vesting period of these shadow stock plans is five years. The last grant date under the US Shadow Stock Plan was December 17, 2001. The total number of shadow stock shares outstanding under the plans at March 31, 2000, 2001 and 2002 were 4,586,000 shares, 7,754,000 shares and 1,727,000 shares, respectively.

In December 1998, a shadow stock plan for non-US based employees was instituted under similar terms to the US Shadow Stock Plan with a vesting period of three years. The last grant date under this plan was August 15, 2001. The total number of shadow stock shares outstanding at March 31, 2000, 2001 and 2002 were 3,099,000 shares, 4,633,000 shares and 2,325,000 shares, respectively.

The plans have been accounted for as variable plans under APB Opinion No. 25 and, accordingly, compensation expense of $1.0 million, $0.8 million and $5.1 million was recognised in fiscal years 2000, 2001 and 2002, respectively. The portion of this compensation expense (income) related to Gypsum employees was $0.3 million, ($0.2) million and $0.9 million for the years ended March 31, 2000, 2001 and 2002, respectively.

Executive Share Purchase Plan

Prior to July 1998, JHIL issued stock under an Executive Share Purchase Plan. Under the terms of the Plan, eligible executives had purchased JHIL shares at their market price when issued. Executives funded purchases of JHIL shares with non-recourse, interest-free loans provided by JHIL and collateralised by the shares. In such cases, the amount of indebtedness is reduced by any amounts payable by JHIL in respect of such shares, including dividends. These loans are generally payable within two years after termination of an executive's employment. As part of the 2001 Reorganisation, the identical terms of the agreement have been carried over to JHI NV. Variable plan accounting per APB Opinion No. 25 has been applied to the Executive Share Purchase Plan. Accordingly, the Company recorded compensation expense of $0.6 million, $0.6 million and $2.2 million for the years ended March 31, 2000, 2001 and 2002, respectively. No shares were issued to executives during fiscal years 2000, 2001 and 2002.

18. Financial Instruments

Foreign Currency
As a multinational corporation, the Company maintains significant operations in foreign countries. As a result of these activities, the Company is exposed to changes in exchange rates which affect its results of operations and cash flows. At March 31, 2001 and 2002, the Company had not entered into contracts to hedge these exposures.

The Company purchases raw materials and fixed assets and sells some finished product for amounts denominated in currencies other than the functional currency of the business in which the related transaction is generated. In order to protect against foreign exchange rate movements, the Company may enter into forward exchange contracts timed to mature when settlement of the underlying transaction is due to occur. At March 31, 2001 and 2002, there were no such material contracts outstanding.

Credit Risk
Financial instruments which potentially subject the Company to credit risk consist primarily of cash and cash equivalents, investments and trade accounts receivable.

The Company maintains cash and cash equivalents, investments and certain other financial instruments with various major financial institutions. The Company performs periodic evaluations of the relative credit standing of these financial institutions and, where appropriate, places limits on the amount of credit exposure with any one institution.

For off balance sheet financial instruments, including derivatives, credit risk also arises from the potential failure of counter parties to meet their obligations under the respective contracts at maturity. The Company controls risk through the use of credit ratings and reviews.

The Company is exposed to losses on forward exchange contracts in the event that counter parties fail to deliver the contracted amount. The credit exposure to the Company is calculated as the net fair value of all contracts outstanding with that counter party. At March 31, 2001 and 2002, total credit exposure arising from forward exchange contracts was zero.

Credit risk with respect to trade accounts receivable is concentrated due to the concentration of the distribution channels for the Company's fibre cement products. Credit is extended based on an evaluation of each customer's financial condition and, generally, collateral is not required. The Company has historically not incurred significant credit losses.

Derivatives
In August 2000, the Company entered into a contract with a third party to hedge the price of 5,000 metric tons per month of pulp, a major commodity used in the manufacture of fibre cement products. Under the terms of the contract, if the published market price of the commodity is greater than the contract price of $615 per metric ton, the third party will pay the difference to the Company. Alternatively, if the published market price is lower than the contract price, the Company will pay the difference to the third party. The original contract term was effective from September 1, 2000 to August 31, 2005, with settlement payments due each month. On December 2, 2001, the counter party filed for bankruptcy. This had the effect of terminating all outstanding swap transactions immediately prior to the bankruptcy filing. The estimated fair value at the date of termination of the pulp contract is a $6.2 million liability and is recorded in other non-current liabilities. This will remain recorded as a liability until the Company reaches a final settlement with the counter party, but the Company does not believe the final settlement will exceed the amount recorded. For the twelve months ended March 31, 2002, this derivative did not qualify as a hedge for accounting purposes.

Interest Rates
At March 31, 2002, the Company had approximately 32% of its debt subject to variable interest rates. No interest rate hedging contracts in respect to that debt have been entered into.

Fair Values
The carrying values of cash and cash equivalents, marketable securities, accounts receivable, short-term borrowings and accounts payable and accrued liabilities are a reasonable estimate of their fair value due to the short-term nature of these instruments. The following table summarises the estimated fair value of the Company's long-term debt:

	March 31			
(Millions of US dollars)	2001		**2002**	
	Carrying Value	Fair Value	**Carrying Value**	**Fair Value**
Long-term debt:				
Floating	$ 132.3	$ 132.3	**$ 100.0**	**$ 100.0**
Fixed	225.0	226.7	**225.0**	**227.5**
Total	$ 357.3	$ 359.0	**$ 325.0**	**$ 327.5**

Fair values of long-term debt were determined by reference to the March 31, 2001 and 2002 market values for comparably rated debt instruments.

19. Operating Segment Information and Concentrations of Risk

The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by the Board of Directors. US Fibre Cement manufactures and sells fibre cement flat sheet products in the United States. Asia Pacific Fibre Cement manufactures and sells fibre cement products in Australia, New Zealand and the Philippines. Research and Development is the Research and Development centre in Sydney, Australia. Other includes the manufacture and sale of fibre cement products in Chile and the manufacture and sale of fibre cement reinforced pipes in the United States. The Company's reportable operating segments are strategic operating units that are managed separately due to their different products and/or geographical location.

Operating Segments

The following are the Company's operating segments and geographical information:

	Net Sales to Customers (1) Years Ended March 31		
(Millions of US dollars)	2000	2001	**2002**
US Fibre Cement	$ 310.5	$ 373.0	**$ 444.8**
Asia Pacific Fibre Cement	203.3	166.6	**156.9**
Other	–	–	**4.2**
Segments total	513.8	539.6	**605.9**
General Corporate	2.0	1.3	**1.0**
Worldwide total from continuing operations	$ 515.8	$ 540.9	**$ 606.9**

	Income (Loss) from Continuing Operations Years Ended March 31		
(Millions of US dollars)	2000	2001	**2002**
US Fibre Cement (2), (3)	$ 72.3	$ 73.5	**$ 85.8**
Asia Pacific Fibre Cement (2), (4)	19.8	4.4	**22.4**
Research and Development (2)	(11.3)	(6.5)	**(10.0)**
Other	–	(2.9)	**(8.2)**
Eliminate intercompany transactions (5)	2.3	1.7	**-**
Segments total	83.1	70.2	**90.0**
General Corporate (6)	(22.9)	(29.3)	**(43.1)**
Total operating profit	60.2	40.9	**46.9**
Net interest expense (7)	(20.5)	(13.2)	**(16.0)**
Other (expense) income, net	(1.6)	1.6	**(0.4)**
Worldwide total from continuing operations	$ 38.1	$ 29.3	**$ 30.5**

	Total Identifiable Assets March 31	
(Millions of US dollars)	2001	**2002**
US Fibre Cement	$ 336.8	**$ 420.3**
Asia Pacific Fibre Cement	139.9	**147.6**
Other	39.9	**45.5**
Segments total	516.6	**613.4**
General Corporate (8)	157.0	**84.3**
Discontinued operations	228.7	**215.8**
Worldwide total	$ 902.3	**$ 913.5**

(Millions of US dollars)	Additions to Property, Plant and Equipment (9) Years Ended March 31 2000	2001	2002
US Fibre Cement	$ 35.6	$ 75.4	**$ 39.3**
Asia Pacific Fibre Cement	9.6	7.9	**8.1**
Other	–	32.3	**3.3**
Segments total	45.2	115.6	**50.7**
General Corporate	0.2	–	**0.1**
Discontinued operations	64.9	6.7	**1.6**
Worldwide total	$ 110.3	$ 122.3	**$ 52.4**

(Millions of US dollars)	Depreciation and Amortisation Years Ended March 31 2000	2001	2002
US Fibre Cement	$ 11.0	$ 11.3	**$ 14.5**
Asia Pacific Fibre Cement	9.9	9.1	**8.8**
Other	–	–	**0.2**
Segments total	20.9	20.4	**23.5**
General Corporate	0.4	0.4	**0.2**
Discontinued operations	28.1	16.9	**16.2**
Worldwide total	$ 49.4	$ 37.7	**$ 39.9**

(Millions of US dollars)	Net Sales to Customers (1) Years Ended March 31 2000	2001	2002
Geographic Areas			
United States	$ 310.5	$ 373.0	**$ 447.3**
Australia	140.7	111.0	**100.7**
New Zealand	48.7	38.0	**38.0**
Other Countries	13.9	17.6	**19.9**
Segments total	513.8	539.6	**605.9**
General Corporate	2.0	1.3	**1.0**
Worldwide total from continuing operations	$ 515.8	$ 540.9	**$ 606.9**

(Millions of US dollars)	Total Identifiable Assets March 31 2001	2002
Geographic Areas		
United States	$ 368.2	**$ 456.0**
Australia	72.4	**80.6**
New Zealand	21.0	**24.7**
Other Countries	55.0	**52.1**
Segments total	516.6	**613.4**
General Corporate (8)	157.0	**84.3**
Discontinued operations	228.7	**215.8**
Worldwide total	$ 902.3	**$ 913.5**

(1) Export sales and inter-segment sales are not significant.

(2) Research and development costs of $6.3 million, $6.3 million and $4.0 million in 2000, 2001 and 2002, respectively, were expensed in the US Fibre Cement operating segment. Research and development costs of $0.9 million, $2.2 million and $2.0 million in 2000, 2001 and 2002, respectively, were expensed in the Asia Pacific Fibre Cement segment.

Research and development expenditures are expensed as incurred and in total amounted to $18.3 million, $14.5 million and $14.1 million for the years ended March 31, 2000, 2001 and 2002, respectively.

(3) In fiscal 2002, the operating profit of US Fibre Cement was reduced by a $12.6 million charge for the settlement of all product, warranty and property related liability claims associated with roofing products, which were previously manufactured and sold by the Company (see Note 14).

(4) The operating profit of Asia Pacific Fibre Cement was reduced by restructuring and other expenses of $4.1 million and $15.5 million for the years ended March 31, 2000 and 2001, respectively (see Note 14).

(5) Relates to property rent paid by the Asia Pacific Fibre Cement segment to former subsidiaries of the Company which are now controlled by the Medical Research and Compensation Foundation.

(6) The principal components of General Corporate are officer and employee compensation and related benefits, professional and legal fees, administrative costs, and rental expense, net of rental income, on the Company's corporate offices.

Pension costs (income) related to the Australian defined benefit plan for the Asia Pacific Fibre Cement segment totalling $1.8 million, ($0.2) million and $0.9 million in fiscal years 2000, 2001 and 2002, respectively, have been included in the General Corporate segment.

(7) The Company does not report net interest expense for each reportable segment as reportable segments are not held directly accountable for interest expense.

(8) The Company does not report deferred tax assets and liabilities for each reportable segment as reportable segments are not held directly accountable for deferred taxes. All deferred taxes are included in General Corporate.

(9) Additions to property, plant and equipment are calculated on an accrual basis, and therefore differ from property, plant and equipment in the consolidated statement of cash flows. In fiscal year 2001, $31.1 million of property, plant and equipment additions reported in the Other segment were related to fibre cement reinforced pipes in the United States.

Concentrations of Risk

The distribution channels for the Company's fibre cement products are concentrated. If the Company were to lose one or more of its major distributors, there can be no assurance that the Company will be able to find a replacement. Therefore, the loss of one or more distributors could have a material adverse effect on the Company's consolidated results of operations, cash flows and financial position. The Company has two major distributors that individually each account for over 10% of the Company's sales.

These two distributors represented 26% and 40% of the Company's trade accounts receivable at March 31, 2001 and 2002, respectively. Sales generated by these two distributors are from the US Fibre Cement segment and are as follows:

	Years Ended March 31		
(Millions of US dollars)	2000	2001	**2002**
Distributor A	$ 100.2	$ 94.8	**$ 124.9**
Distributor B	124.6	155.3	**168.8**
	$ 224.8	$ 250.1	**$ 293.7**

Approximately 26% of the Company's fiscal 2002 revenues from continuing operations were derived from sales outside the United States. Consequently, changes in the value of foreign currencies could significantly affect the consolidated results of operations, cash flows and financial position of the Company's non-US operations on translation into US dollars.

20. Comprehensive Income (Loss)

The following are the components of total accumulated other comprehensive income (loss), net of related tax, which is displayed in the balance sheet:

	March 31	
(Millions of US dollars)	2001	**2002**
Net unrealized (loss) gain on available-for-sale securities	$ (1.2)	**$ 0.1**
Unrealized transition loss on derivative instruments classified as cash flow hedges	–	**(4.9)**
Accumulated amortisation of unrealized transition loss on derivative instruments	–	**1.1**
Foreign currency losses on translation of foreign subsidiaries	(43.0)	**(57.8)**
Total accumulated other comprehensive loss	$ (44.2)	**$ (61.5)**

21. Purchases of Assets of a Business

On December 12, 2001, the Company acquired the net assets of Cemplank, Inc, primarily fibre cement equipment, for $40.8 million in cash. The acquisition was accounted for under the purchase method of accounting and, accordingly, the statements of consolidated income include the results of operations arising from these net assets beginning December 12, 2001. The pro forma effect on the Company's results of operations for fiscal years 2001 and 2002 are not material to the consolidated financial statements of JHI NV.

22. Remuneration of Directors

Income paid or payable, or otherwise made available by the Company and related parties to Directors of the Company in connection with the management of affairs of the Company totalled $7.9 million and $9.8 million for the years ended March 31, 2001 and 2002, respectively.

Remuneration for non-executive Directors comprises fees for attendance at meetings of the Board of Directors and its sub-committees. Remuneration for the executive Director is determined on the same basis as for other executives as described in Note 23 below.

23. Remuneration of Executives

Remuneration received or receivable from the Company by all executives (including Directors) whose remuneration was at least $100,000 was $9.0 million in each of the years ended March 31, 2001 and 2002. Remuneration for each executive includes salary, incentives, superannuation, retirement and termination payments, motor vehicles, fringe benefits tax and other benefits.

The number of such executives within the specified bands are as follows:

	March 31	
(US dollars)	2001	**2002**
$ 130,000 – $ 139,999	–	**1**
$ 150,000 – $ 159,999	1	**–**
$ 170,000 – $ 179,999	1	**–**
$ 180,000 – $ 189,999	–	**1**
$ 200,000 – $ 209,999	2	**–**
$ 210,000 – $ 219,999	1	**–**
$ 220,000 – $ 229,999	1	**–**
$ 230,000 – $ 239,999	1	**–**
$ 250,000 – $ 259,999	1	**–**
$ 260,000 – $ 269,999	1	**–**
$ 290,000 – $ 299,999	–	**1**
$ 340,000 – $ 349,999	2	**–**
$ 350,000 – $ 359,999	–	**1**
$ 400,000 – $ 409,999	2	**–**
$ 460,000 – $ 469,999	1	**–**
$ 470,000 – $ 479,999	–	**1**
$ 490,000 – $ 499,999	1	**1**
$ 550,000 – $ 559,999	1	**–**
$ 620,000 – $ 629,999	–	**1**
$ 630,000 – $ 639,999	1	**–**
$ 740,000 – $ 749,999	1	**–**
$ 750,000 – $ 759,999	1	**1**
$ 890,000 – $ 899,999	1	**–**
$ 1,010,000 – $ 1,019,999	1	**–**
$ 1,140,000 – $ 1,149,999	–	**1**
$ 1,160,000 – $ 1,169,999	–	**1**
$ 1,250,000 – $ 1,259,999	–	**1**
$ 2,120,000 – $ 2,129,999	–	**1**
	21	**12**

An executive is defined as the Chief Executive Officer, members of the Group Management Team, General Managers of Business Units and the Company Secretaries of JHI NV.

Remuneration is determined on the basis of the cost of the remuneration to the Company, but excludes insurance premiums paid by the Company in respect of directors' and officers' liability insurance contracts as set out in the Directors Report on page 37.

Options are valued using the Black-Scholes method and the fair value of options granted is included in remuneration.

Shares issued to executives under the Executive Share Purchase Plan are deemed to have no remuneration value as they were issued at the market price at the date of issue.

24. Remuneration of Auditors

Remuneration to PricewaterhouseCoopers for audit or review of the financial reports of the Company or any of the Company's subsidiaries totalled $0.8 million for the year ended March 31, 2002 and remuneration to PricewaterhouseCoopers for other services totalled $1.2 million for the year ended March 31, 2002. Other services include advice on divestment of businesses, advice on the corporate structure and various taxation matters. Excluded from other services are amounts relating to the 2001 Reorganisation (see Note 14).

25. Related Party Transactions

Directors

The names of persons who were Directors of JHI NV at any time during the financial year are set out in the Directors Report on page 37.

Remuneration and retirement benefits

Information on remuneration of Directors and Directors retirement benefits is disclosed in the Directors Report.

JHI NV Directors' securities transactions

The Company's Directors and their director-related entities held an aggregate of 13,901,255 ordinary shares and 8,824,755 ordinary shares at March 31, 2001 and 2002, respectively, and 1,200,000 options and 1,824,000 million options at March 31, 2001 and 2002, respectively.

AG McGregor is a director of a company which is a custodian of a charitable trust which sold 5,121,000 JHI NV CUFS on the Australian Stock Exchange Ltd during the year ended March 31, 2002. AG McGregor has no beneficial interest or entitlement to the securities or proceeds from the sale.

M Hellicar participated in JHI NV's Share Purchase Plan and was allotted 500 CUFS at the Plan price of A$5.56 on March 27, 2002.

The capital return paid by JHI NV on December 20, 2001 and JHIL dividend paid June 14, 2001 to Directors and their related entities were on the same terms and conditions that applied to other holders.

On July 12, 2001, JHIL shareholders approved the Peter Donald Macdonald 2001 Share Option Plan. PD Macdonald was granted 624,000 JHIL options on July 13, 2001 which transitioned into JHI NV options. Full details are set out in Note 17.

MM Koffel is Chairman and Chief Executive of URS Corporation, from which James Hardie purchases engineering services. All transactions were negotiated in accordance with usual commercial terms and conditions. It is not considered that this director had significant influence over these transactions.

Loans Made by the Company to Directors of James Hardie Subsidiaries

At March 31, 2001 and 2002, loans totalling $950,835 and $414,430 were outstanding from directors of JHI NV and its subsidiaries under the terms and conditions of the Executive Share Purchase Plan (the Plan). Loans under the Plan are interest free and repayable from dividend income earned by or capital returns from securities acquired under the Plan. The loans are collateralised by CUFS under the Plan.

During fiscal years 2001 and 2002, repayments totalling $39,959 and $166,161, respectively, were received in respect of the Plan from SL Broderick, KS Brown, DE Cameron, CR Forster, A Grewal, AT Kneeshaw, PD Macdonald, AR Mann, JL Moller, PG Morley, DA Salter, PJ Shafron, GM Smith, G Stanmore and DK Worley. During fiscal year 2002 certain directors of James Hardie subsidiaries were appointed with loans of $73,922 on appointment. During fiscal years 2001 and 2002, directors resigned with loans outstanding totalling $236,686 and $521,777, respectively, at the date of their resignation. These amounts are repayable within two years under the terms of the Plan. During the year, a James Hardie director R Rugg received a loan of $240,652 to exercise 80,350 JHI NV options at A$3.72 each and 46,057 JHI NV options at A$3.68 each. Also, director V Lester received a loan of $8,709 to exercise 4,606 JHI NV options at A$3.68. Both of these loans have been fully repaid during fiscal year 2002.

Payments Made to Directors and Director Related Entities of the Company's Subsidiaries During the Year

Payments of $3,305 for the year ended March 31, 2002 were made to Grech, Vella, Tortell & Hyzler Advocates. Dr. JJ Vella was a director of a number of the Company's subsidiaries. The payments were in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.

Payments of $89,433 and $78,184 for the years ended March 31, 2001 and 2002, respectively, were made to Pether and Associates Pty Ltd, technical contractors. JF Pether is a director of a subsidiary of the Company and a director of Pether and Associates Pty Ltd. The payments were in respect of technical services and were negotiated in accordance with usual commercial terms and conditions.

Selected Quarterly Financial Data (Unaudited)

The information furnished in the selected quarterly financial data for the years ended March 31, 2001 and 2002 is unaudited but includes all adjustments which, in the opinion of management, are necessary for a fair statement of the financial results of the respective interim periods. Such adjustments are of a normal recurring nature. Interim financial statements are by necessity somewhat tentative; judgments are used to estimate interim amounts for items that are normally determinable only on an annual basis.

(Millions of US dollars)	Year Ended March 31, 2001 By Quarter				**Year Ended March 31, 2002 By Quarter**			
	First	Second	Third	Fourth	**First**	**Second**	**Third**	**Fourth**
Net sales	$ 144.4	$ 141.1	$ 129.1	$ 126.3	**$ 148.6**	**$ 155.5**	**$ 144.8**	**$ 158.0**
Cost of goods sold	(94.7)	(93.1)	(86.6)	(86.4)	**(102.8)**	**(99.7)**	**(95.6)**	**(103.5)**
Gross profit	$ 49.7	$ 48.0	$ 42.5	$ 39.9	**$ 45.8**	**$ 55.8**	**$ 49.2**	**$ 54.5**
Operating profit (loss)	$ 16.2	$ 14.2	$ 14.4	$ (3.9)	**$ 11.3**	**$ 17.8**	**$ (2.9)**	**$ 20.7**
Interest expense	(5.5)	(5.2)	(5.2)	(5.5)	**(5.9)**	**(4.9)**	**(4.1)**	**(3.5)**
Interest income	2.4	2.6	2.1	1.1	**0.6**	**0.8**	**0.8**	**0.2**
Other income (expense), net	0.7	0.9	(0.1)	0.1	**(1.2)**	**0.5**	**-**	**0.3**
Income (loss) from continuing operations before income taxes	13.8	12.5	11.2	(8.2)	**4.8**	**14.2**	**(6.2)**	**17.7**
Income tax (expense) benefit	(2.5)	(1.1)	(1.2)	5.1	**(1.2)**	**(3.7)**	**5.8**	**(4.8)**
Income (loss) from continuing operations	11.3	11.4	10.0	(3.1)	**3.6**	**10.5**	**(0.4)**	**12.9**
Discontinued operations:								
Income (loss) from discontinued operations	15.5	7.0	0.6	0.9	**(4.8)**	**0.2**	**2.9**	**1.4**
Gain (loss) on disposal of discontinued operations	–	(17.8)	0.2	2.5	**0.3**	**(0.3)**	**2.1**	**0.9**
Income (loss) from discontinued operations	15.5	(10.8)	0.8	3.4	**(4.5)**	**(0.1)**	**5.0**	**2.3**
Cumulative effect of change in accounting principal	(0.3)	–	–	–	**-**	**-**	**-**	**-**
Net income (loss)	$ 26.5	$ 0.6	$ 10.8	$ 0.3	**$ (0.9)**	**$ 10.4**	**$ 4.6**	**$ 15.2**

Group Statistics

(Not forming part of the Financial Statements)

(Millions of US dollars)	1998	1999	2000	2001	**2002**
Profit and Loss Account					
Sales					
US Fibre Cement	$ 181.1	$ 245.6	$ 310.5	$ 373.0	**$ 444.8**
Asia Pacific Fibre Cement	226.0	181.4	203.3	166.6	**156.9**
Other	–	–	–	–	**4.2**
Segment total	407.1	427.0	513.8	539.6	**605.9**
General Corporate	2.5	2.2	2.0	1.3	**1.0**
Worldwide total	$ 409.6	$ 429.2	$ 515.8	$ 540.9	**$ 606.9**
Operating Profit					
US Fibre Cement	$ 37.6	$ 48.9	$ 72.3	$ 73.5	**$ 85.8**
Asia Pacific Fibre Cement	30.8	16.7	19.8	4.4	**22.4**
Research and Development	(11.8)	(10.6)	(11.3)	(6.5)	**(10.0)**
Other	–	–	–	(2.9)	**(8.2)**
Eliminate intercompany transactions	–	–	2.3	1.7	**–**
Segments total	56.6	55.0	83.1	70.2	**90.0**
General Corporate	(15.4)	(35.7)	(22.9)	(29.3)	**(43.1)**
Total operating profit	41.2	19.3	60.2	40.9	**46.9**
Net interest expense	(21.7)	(15.5)	(20.5)	(13.2)	**(16.0)**
Other (expense) income, net	(12.1)	5.4	(1.6)	1.6	**(0.4)**
Equity income	6.2	–	–	–	**–**
Income from continuing operations before tax	13.6	9.2	38.1	29.3	**30.5**
Income tax (expense) benefit	(17.5)	(3.1)	(13.5)	0.3	**(3.9)**
(Loss) income from continuing operations	$ (3.9)	$ 6.1	$ 24.6	$ 29.6	**$ 26.6**
Dividends paid	$ 28.1	$ 38.0	$ 42.0	$ 43.0	**$ 20.3**
Balance Sheet					
Net current assets	$ 354.8	$ 95.1	$ 180.3	$ 84.9	**$ 115.0**
Total assets	1,136.0	807.2	777.7	902.3	**913.5**
Long-term debt	496.3	366.4	346.5	357.3	**325.0**
Shareholders' equity	$ 191.2	$ 161.8	$ 244.7	$ 281.1	**$ 370.4**
Other Statistics					
Number of employees:					
US Fibre Cement	540	826	858	1,140	**1,177**
Asia Pacific Fibre Cement	1,527	1,511	1,302	1,179	**1,041**
Research and Development	128	99	67	58	**51**
Other	–	–	–	84	**108**
Corporate	91	97	80	60	**35**
Total from continuing operations	2,286	2,533	2,307	2,521	**2,412**

Group Statistics

(Not forming part of the Financial Statements)

(Millions of US dollars)		1998	1999	2000	2001	**2002**
Other Statistics						
Number of shareholders		17,632	19,279	19,302	21,484	**22,259**
Weighted average number of common shares outstanding:						
Basic		403.0	407.0	407.0	409.6	**438.4**
Diluted		403.0	407.0	407.0	409.6	**440.4**
Capital expenditures	[1]	$ 101.1	$ 63.3	$ 45.4	$115.6	**$ 50.8**
Depreciation and amortisation	[2]	$ 19.3	$ 16.6	$ 21.3	$ 20.8	**$ 23.7**
Dividends paid per share	[3]	7.0¢	9.3¢	10.3¢	10.4¢	**4.6¢**
Return of capital per share	[4]	–	–	–	–	**5.0¢**
Basic (loss) earnings per share – continuing operations	[5]	(1.0¢)	1.5¢	6.0¢	7.2¢	**6.1¢**
Diluted (loss) earnings per share – continuing operations	[6]	(1.0¢)	1.5¢	6.0¢	7.2¢	**6.0¢**
Gearing ratio	[7]	49.0%	67.8%	48.8%	56.1%	**44.7%**

Notes:

[1] Capital investment on property, plant and equipment includes both cash and credit purchases, and is for continuing businesses only.

[2] Information for depreciation and amortisation is for continuing businesses only.

[3] Dividends paid divided by the weighted average number of ordinary and employee shares on issue during the year.

[4] On December 20, 2001, the Company paid a capital return of $0.05 per share to shareholders for a total of $22.5 million.

[5] Net (loss) income divided by the weighted average number of ordinary and employee shares on issue during the year.

[6] Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares, such as options, had been issued.

[7] Borrowings less cash (net debt) divided by net debt plus total shareholders' equity.

Share/CUFS Information

(Not forming part of the Financial Statements)

James Hardie Industries N.V. voting rights:

As of May 6, 2002 James Hardie Industries N.V. had on issue 455,669,043 CHESS Units of Foreign Securities ("CUFS") issued over 455,669,043 ordinary shares held by CHESS Depositary Nominees Pty Ltd ("CDN") on behalf of 22,158 CUFS holders. Each ordinary share carries the right to one vote. CUFS holders can direct CDN how to vote the ordinary shares on a one vote per CUFS basis. Options carry no voting rights.

James Hardie Industries N.V. distribution schedule as at May 6, 2002:

	CUFS		Options	
Size of Holding	Holders	Holdings	Holders	Holdings
1 – 1,000	7,420	3,803,180	–	–
1,001 – 5,000	10,623	26,562,039	–	–
5,001 – 10,000	2,375	16,491,438	40	340,683
10,001 – 100,000	1,553	33,805,240	66	2,636,750
100,001 and over	187	375,007,146	23	6,907,297
Totals	22,158	455,669,043	129	9,884,730

In the 1 – 1,000 range 78 CUFS holders held less than a marketable parcel.

James Hardie Industries N.V. substantial CUFS holders as at May 6, 2002:

Holdings shown below are as disclosed in and at the date of notice lodged with Australian Stock Exchange Ltd ("ASX").

Name	CUFS
Commonwealth Bank of Australia and its subsidiaries	64,263,319
Credit Suisse First Boston Group and its affiliates	31,967,080
Merrill Lynch Investment Managers Ltd	37,987,966

James Hardie Industries N.V. 20 largest CUFS holders and their holdings as at May 6, 2002:

	CUFS		
Name	Number	% of capital	Position
Citicorp Nominees Pty Ltd	64,869,828	14.24	1
JP Morgan Nominees Australia Ltd	64,712,892	14.20	2
RBC Global Services Australia Nominees Pty Ltd	49,620,494	10.89	3
National Nominees Ltd	32,668,879	7.17	4
Westpac Custodian Nominees Ltd	27,171,559	5.96	5
Commonwealth Custodial Services Ltd	13,956,314	3.06	6
Queensland Investment Corporation	13,910,388	3.05	7
AMP Life Ltd	9,443,298	2.07	8
MLC Ltd	8,673,517	1.90	9
Cogent Nominees Pty Ltd	8,279,892	1.82	10
Australian Foundation Investment Company Ltd	5,935,404	1.30	11
Madingley Nominees Pty Ltd	5,121,200	1.12	12
Invia Custodian Pty Ltd	3,792,187	0.83	13
ANZ Nominees Ltd	3,770,314	0.83	14
Colonial Investment Services Ltd	3,417,509	0.75	15
Millenium Pty Ltd	3,400,500	0.75	16
Sherwood House Nominees Pty Ltd	3,310,250	0.73	17
Raasay Pty Ltd	3,220,268	0.71	18
JP Morgan Custodial Services Pty Ltd	2,865,681	0.63	19
HSBC Custody Nominees (Australia) Ltd	2,304,732	0.51	20
Totals	330,445,106	72.52	

James Hardie Industries N.V. share/CUFS buy-back

James Hardie Industries N.V. does not have a current on-market buy-back program at the date of this annual report.

James Hardie Industries N.V. options

Options changes during the period April 1, 2002 and May 6, 2002:

Expiry dates:	Dec 17, 2011	Nov 1, 2010	Nov 1, 2009	Reduction in	Shares allotted
Exercise prices:	A$ 5.65	A$ 3.68	A$ 3.72	options	on exercise
Particulars					
Options exercised	–	110,000	120,524	230,524	230,524
Options cancelled	682,824	147,380	24,104	854,308	–

No options were granted during the period April 1, 2002 to May 6, 2002

James Hardie Industries N.V. takeover regime

The Articles of Association of James Hardie Industries N.V. (JHI NV) currently include takeover provisions which seek to reproduce the takeover regime established by the Corporations Act 2001 (the *Australian Takeovers Code*) in a more limited form. The purpose of these provisions is to ensure that the Eggleston principles, which underpin the Australian Takeovers Code, are complied with if a substantial interest is acquired in JHI NV.

In addition to a takeover bid made in accordance with JHI NV Articles of Association, a merger (which is simpler to a Corporations Act 2001 scheme of arrangement) may also be effected under Dutch law.

(a) Outline of the JHI NV takeover regime

The takeover regime contained in the JHI NV Articles of Association prohibits a person from holding JHI NV shares if, because of an acquisition of a relevant interest or any person in that share:

(i) the number of JHI NV shares in which any person (including the holder) directly or indirectly acquires a relevant interest increases from 20% or below to over 20%, or increases from a starting point that is above 20% and below 90%, of the issued and the outstanding share capital of JHI NV; or

(ii) the voting rights which any person (including the holder) directly or indirectly is entitled to exercise at a general meeting or shareholders increase from 20% or below to over 20%, or increases from a starting point that is above 20% and below 90%, of the total number of such voting rights which may be exercised by any person at a general meeting of shareholders.

The prohibition is subject to various exceptions set out in the Articles, which include acquisitions that result from acceptance of offers under a takeover bid, various prescribed on-market transactions, acquisitions which result in a person's voting power increasing by not more 3% in a 6 month period, acquisitions which have received approval by the general meeting or by the Supervisory Board in certain circumstances, and acquisitions through operation of law.

(b) Takeover bids

A "takeover bid" for the purposes outlined above is a bid for JHI NV shares or JHI NV CUFS that complies with the Eggleston Principles as well as other takeover principles set out in the Articles of Association at all relevant times.

The takeover principles are taken to be satisfied if a bid is made in compliance, so far as practical, at all relevant times with the procedures for conducting off market bids under Part 6.4, 6.5, 6.6 and 6.8 of the Corporations Act 2001. Any requirement under those provisions for a document to be lodged with ASIC being taken to be satisfied if the document filed with ASX instead.

In response to receiving a takeover bid, JHI NV must give all holders of the Bid Securities a document which is analogous to a target's statement under the Australian Takeovers Code.

(c) Enforcement

If the prohibition outlined above is breached, JHI NV has several powers available to it under the Articles of Association to enforce the breach. These include powers to require the disposal of JHI NV shares, disregard the exercise of votes and suspended dividend rights.

The Supervisory Board may cause JHI NV to exercise these powers only if it has first obtained a ruling from a court of competent jurisdiction that a breach of the prohibition has occurred and is occurring. Alternatively, these powers may be exercised without having recourse to the court if the Company receives advice to the effect from a senior corporate barrister or solicitor where the bidder has the right to make submissions. The Company's right to exercise these powers by complying with these procedures must be renewed by shareholder approval every 5 years or they lapse.

(d) Tracing of beneficial interests

The Articles of Association also include a provision analogous to that found in the Corporations Act 2001 that gives JHI NV the power to require the holder of a JHI NV share or JHI NV CUFS to give the Company (or procure any relevant person to give to the Company) within 2 business days after receiving the notice a statement in writing setting out certain prescribed details relating to the relevant interest.

Shareholder Information/Enquiries
All enquiries and correspondence regarding shareholdings should be referred to the Share Registrar.

Share Registrar
Computershare Investor Services Pty Ltd (Computershare)
Level 3, 60 Carrington Street,
Sydney NSW 2000, Australia
or GPO Box 7045, Sydney NSW 1115, Australia
Telephone within Australia 1300 855 080
Telephone outside Australia (61 3) 9611 5711
Facsimile (61 2) 8234 5050
Email sydney.services@computershare.com.au
Website www.computershare.com

Annual Report
All shareholders are entitled to receive a copy of the Annual Report. Holders who do not require the Annual Report or who receive more copies than required should notify Computershare at the above address.

Dividends and other cash distributions
Shareholders have a choice between receiving distributions by cheque or by electronic funds transfer to an Australian bank account. To participate in the electronic service, holders should contact Computershare at the above address.

Dividends paid by JHI NV to residents outside The Netherlands are subject to compliance with Dutch withholding tax requirements.

Operational Headquarters
26300 La Alameda, Suite 100,
Mission Viejo, CA 92691 USA
Telephone (1 949) 348 1800
Facsimile (1 949) 367 0185
Website www.jameshardie.com

Investor Relations
3rd Level, 22 Pitt Street,
Sydney NSW 2000, Australia
Telephone (61 2) 8274 5305
Facsimile (61 2) 8274 5218
Email investor.relations@jameshardie.com.au
Website www.ir.jameshardie.com.au

Australian Registered Office
James Hardie Industries N.V.
ARBN 097 829 895
3rd Level, 22 Pitt Street,
Sydney NSW 2000, Australia
Telephone (61 2) 8274 5274

Treasury and Registered Office
4th Level, Atrium, unit 04-07,
Strawinskylaan 3077,
1077 ZX Amsterdam, The Netherlands

Independent Accountants
PricewaterhouseCoopers LLP
Los Angeles, California, USA

Stock Exchange Listings:
Australia – Australian Stock Exchange Limited
James Hardie Industries N.V. (JHI NV) shares are listed on the Australian Stock Exchange Ltd (ASX) in the form of CHESS Units of Foreign Securities (or CUFS). CUFS represent beneficial ownership of JHI NV shares the legal ownership of which is held by CHESS Depository Nominees Pty Ltd. JHI NV CUFS trade under the code JHX.

USA – New York Stock Exchange Inc.
In the United States five JHI NV CUFS equal one Bank of New York issued American Depositary Receipt (or ADR) and trade on the New York Stock Exchange under the code JHX. All enquiries and correspondence regarding ADR's should be referred to The Bank of New York.
Website www.adrbny.com

Place of Incorporation
James Hardie Industries N.V. is incorporated in The Netherlands with its corporate seat in Amsterdam. The liability of members is limited.

James Hardie Industries N.V. Annual Accounts
A copy of the annual accounts of James Hardie Industries N.V. may be obtained by contacting the Company's Operational Headquarters, Investor Relations or Treasury and Registered Office, or on our website at www.jameshardie.com.

Forward-looking Statements
This Annual Report contains forward-looking statements. Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should," "aim" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our periodic reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.



AMERICAS

USA
26300 La Alameda, Suite 250
Mission Viejo
California 92691
United States of America
Telephone (1 949) 348 1800
Facsimile (1 949) 367 0185
www.jameshardie.com
Customer Service 1-888-JHARDIE

Chile
Ave. Los Boldos 620
Parque Industrial Valle Grande
Lampa, Santiago
Chile
Telephone (562) 738-5131
Facsimile (562) 738-5133
www.jameshardie.cl
Customer Service 600 5427343

Hardie Pipe
811 S. Woodrow Wilson Street
Plant City, FL 33567-4945
United States of America
Telephone(1 813) 707 5300
Facsimile (1 813) 759 2582

ASIA PACIFIC

Australia
10 Colquhoun Street,
Rosehill, 2142, NSW
Australia
Telephone (61 2) 9638 9200
Facsimile (61 2) 9638 0833
www.jameshardie.com.au
CustomerLink™ Service Centre 13 1103

New Zealand
50 O'Rorke Road
Penrose, Auckland
New Zealand
Telephone (64 9) 579 9919
Facsimile (64 9) 525 4810
www.jameshardie.co.nz
Customer Service Toll Free 0800 808 868

Philippines
Barangay San Isidro
Cabuyao Laguna, 4025
Philippines
Telephone (63 2) 897 81 31
Facsimile (63 2) 895 2994

FRC Pipes
46 Randle Road,
Meeandah, 4008, Queensland
Australia
Telephone 1800 659 850
Facsimile 1800 639 908

Cover – House at Noosa, Australia, designed by Robyn Pollock Architect, using HardiFlex™ Sheets. Photo by Aaron Tait, Telephone (0412) 394 277.
Pages 8-9 – House design by Glendenning Group Pty Ltd, Sydney Australia, Telephone (02) 9482 7033.
Pages 22-23 – Pasternak House designed by Gabriel Poole, Gabriel & Elizabeth Poole Design Company, Queensland, using HardiTex™ Sheets. Photo by Peter Hyatt, Hyatt & Associates, Telephone (03) 9348 2401.
Annual Report – Design and production by Spatchurst, www.spatchurst.com.au

